Exhibit 2

The Westpac Group
Interim 2010

Results

Incorporating the requirements of Appendix 4D

Results for Announcement to the Market

ASX Appendix 4D

Results for Announcement to the Market(1)

Report for the Half Year ended 31 March 2010(2)

Revenue from ordinary activities(3),(4)	up	6.1%	to	$8,581m
Profit from ordinary activities after tax attributable to equity holders(3),(4)	up	32.2%	to	$2,875m
Net profit for the period attributable to equity holders(3),(4)	up	32.2%	to	$2,875m

Dividend Distributions (cents per ordinary share)	Amount per security	Franked amount per security
Interim Dividend	65	65

Record date for determining entitlements to the dividend	21 May 2010 (Sydney)
	20 May 2010 (New York)

(1)  This document comprises The Westpac Group interim results and is provided to the Australian Securities Exchange under Listing Rule 4.2A.

(2)  This report should be read in conjunction with the 30 September 2009 Annual Financial Report of The Westpac Group and any public announcements made in the period by The Westpac Group in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules.

(3)  Comprises reported interest income, interest expense and non-interest income.

(4)  All comparisons are with the reported results for the six months ended 31 March 2009.

Table of Contents

Interim Profit Announcement 2010

01	Press Release and Outlook		iii

02	Reported Results		1
	2.1	Reported Results	1
	2.2	Reported Balance Sheet	3
	2.3	Key Financial Data	4

03	Cash Earnings Results		6
	3.1	Cash Earnings Results	6
	3.2	Key Financial Data	7
	3.3	Market Share and System Multiple Metrics	8
	3.4	Product Spread Metrics	10

04	Review of Group Operations		11
	4.1	Cash Earnings Summary	11
	4.2	Review of Earnings	19
	4.3	Credit Quality	35
	4.4	Balance Sheet and Funding	38
	4.5	Capital and Dividends	42
	4.6	Other Regulatory Developments	46
	4.7	Sustainability Performance	49
	4.8	St.George Merger and Integration	51

05	Divisional Results		53
	5.1	Westpac Retail and Business Banking	54
	5.2	St.George Bank	58
	5.3	Westpac Institutional Bank	62
	5.4	BT Financial Group (Australia)	66
	5.5	New Zealand	74
	5.6	Pacific Banking	77
	5.7	Group Businesses	79

06	First Half 2010 Reported Financial Information		81
	6.1	Consolidated Income Statement	82
	6.2	Consolidated Balance Sheet	83
	6.3	Consolidated Cash Flow Statement	84
	6.4	Consolidated Statement of Other Comprehensive Income	85
	6.5	Consolidated Statement of Changes in Shareholders’ Equity	86
	6.6	Notes to First Half 2010 Reported Financial Information	87
	6.7	Statement in Relation to the Review of the Financial Statements	117

07	First Half 2009 Pro-Forma Financial Information (Comparative)		118
	7.1	First Half 2009 Pro-Forma Financial Information (Comparative)	118

08	Other Information		131
	8.1	Credit Ratings and Exchange Rates	131
	8.2	Disclosure Regarding Forward-Looking Statements	132
	8.3	Financial Calendar	133

09	Segment Result		134
	9.1	Half Year Segment Reported Results	134
	9.2	New Zealand Division Performance (A$ Equivalent to Section 5.5)	137

i

Table of Contents (continued)

Interim Profit Announcement 2010

10	Group Reconciliations		138
	10.1	Group Half Year Earnings Reconciliation	138
	10.2	Half Year Segment Results — Cash Earnings Basis	141
	10.3	Group Businesses — Half Year Earnings Reconciliation	143
	10.4	Reconciliation of First Half 2009 Pro-Forma Group Cash Earnings	148

11	Economic Profit		149

12	Glossary		150

In this announcement references to ‘Westpac’, ‘WBC’, ‘The Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities.

All references to $ in this document are to Australian Dollars unless otherwise stated.

All references made to pro-forma results in this document relate to the six months ended 31 March 2009 (First Half 2009). Pro-forma results were prepared in 2009 and have remained unchanged since that time. These were prepared on the assumption that the St.George merger (the merger) was completed on 1 October 2008 with the exception of the impact of the allocation of purchase consideration, associated fair value adjustments and accounting policy alignments, which were only incorporated from and including 18 November 2008 being the accounting consolidation date. The pro-forma results are unaudited. They are provided for illustrative information purposes to facilitate comparisons of the six months ended 31 March 2010 (First Half 2010) with First Half 2009 and are not meant to be indicative of the results of operations that would have been achieved had the merger actually taken place at the date indicated. For additional information please refer to the 2009 Full Year Profit Announcement and Section 7.1.

Press Release and Outlook

1.0       Press Release and Outlook

5 May 2010

The Westpac Group posts good result and continues to invest for growth

Key financial highlights(1)

•                                Statutory net profit of $2,875 million, up 32%

•                                Cash Earnings of $2,983 million, up 30%

•                                Core earnings of $5,183 million, up 5%

•                                Cash Earnings per share of 100.8 cents, up 22%

•                                Fully franked interim dividend of 65 cents, up 16%

•                                Economic Profit of $1,836 million

Interim Profit Result

The Westpac Group today announced Cash Earnings of $2,983 million for the half year ended 31 March 2010, up 30%. Statutory net profit after tax increased 32% to $2,875 million.

Cash Earnings per share of 100.8 cents for the half were 22% higher than for the prior corresponding period.

Westpac declared an interim dividend of 65 cents, fully franked, representing a payout ratio of 65%.

Westpac Chief Executive Officer, Gail Kelly, said: “I am pleased with our interim result for 2010. It reflects a much improved Australian economy and good momentum across all our businesses. We have also taken the opportunity to further strengthen our balance sheet. Overall, it is very clear that The Westpac Group is emerging from the global financial crisis in a stronger position and with a sustainable platform for growth.

“Over the past 12 months, in meeting customer needs, and as a direct result of our decision to remain open for business, we grew our Australian home lending balances by $43 billion and our Australian market share in this strategically important segment by two percentage points to 27%. This step up in market share includes providing over 355,000 new mortgages.

“At the same time we grew our customer deposits by $15 billion and our Australian market share from 23% to 24%, representing growth of 1.3 times system for the year. We also materially reduced bank fees, delivering significant benefits to Australia and New Zealand retail and business customers,” Mrs Kelly said.

“Our Institutional Bank and Wealth businesses have been particularly strong over the half. These businesses had been significantly impacted by the global financial crisis, and their rapid rebound reflects their underlying quality, coupled with disciplined, experienced management.

“Another highlight of the half has been the continuing success of the St.George merger. St.George has grown its customer numbers and increased the depth of its customer relationships. It also has customer Net Promoter Scores(2) well ahead of the major bank average and a brand proposition that is stronger than ever.

“Pleasingly our decision to integrate Westpac and St.George taking the best from both has resulted in a Group with significantly more capability than either organisation had on a stand-alone basis.”

Mrs Kelly said that the financial performance for the half, when viewed as a whole, reflects the impacts of both structural adjustments in the financial services industry and continued investment across the Group.

“Customer margins have been impacted by the increasing cost of wholesale funds at a time when we have been significantly increasing our market share. We have also secured a larger proportion of long-term funding which, while more expensive, provides certainty in supporting our customers,” Mrs Kelly said.

“We are also making major investments in technology and banking operations. For example, significant progress has been made in the mortgage area, with processing times reduced by 40% over the last 12 months.”

(1)  All comparisons in this Media Release are with the prior corresponding period unless otherwise indicated. First half 2009 information is provided on a pro-forma basis as if the westpac and St.George merger was completed on 1 October 2008, to assist comparison with the current period.

(2)  A measure of customer advocacy.

Press Release and Outlook (continued)

Result Highlights

•                  Growth in mortgages of 1.6 times banking system and household deposit growth of 1.3 times banking system;

•                  A $732 million reduction in impairment charges, most notably in the Institutional Bank, reflecting an improved operating environment, a stabilisation in asset quality and relatively lower risk loan book;

•                  Westpac Institutional Bank consolidating its position as the clear number one(1) Institutional Bank in Australasia with deep relationships across key industry sectors and strong customer advocacy;

•                  Significant improvement in Wealth, with the BT administration platforms receiving around 1 in every 4 dollars invested in platforms during the half; and

•                  Further strengthening of The Westpac Group’s financial position including higher capital levels, an improved stable funding ratio, increased liquid assets and sector leading provisioning coverage ratios.

Revenue of $8,621 million was up 4%, with market share gains in mortgages and deposits supported by a solid contribution from the Institutional Bank and Treasury. The wealth business, BTFG, also performed strongly, driven by improving asset markets and strong cross-sell.

Continuation of the Group’s disciplined approach to expense management saw expense growth moderate over the year to 2%, with contributions from merger scale benefits and flat fixed remuneration for executives. This was achieved notwithstanding further investment in the Group’s customer-focussed strategy, including opening 19 more branches across the Group, hiring over 500 more front-line bankers as part of the Westpac Local rollout and increasing our project spend on customer facing initiatives. The Group’s cost to income ratio fell to just below 40%.

Net interest margins continue to be impacted by the changing operating environment and over the past six months declined by 11 basis points to 2.28%. A major factor was a 10 basis point drop from Treasury due to lower revenue and holding higher liquid assets.

Higher funding costs for both wholesale funding and customer deposits also impacted margins in our consumer and business banking divisions, which were down 8 basis points.

The Westpac Group continues to strengthen its balance sheet. The Group has increased its provisioning through the half, with total provisions of $5.3 billion, including the economic overlay, which remains unchanged at $502 million. Collective provisions to credit risk weighted assets increased by 25 basis points to 150 basis points, a sector leading coverage ratio. The credit health of the portfolio has largely stabilised, including 90 day mortgage delinquencies, which fell 11 basis points.

In addition, Tier 1 capital improved during the half, increasing by 53 basis points to 8.64%. The Group also improved its funding profile, with its Stable Funding Ratio at 79%, up from 77%.

Customer initiatives

Initiatives included:

•                  Westpac Local — Excellent progress has been made in implementing Westpac Local, as we bring back grass roots banking through significant investment in local branches, including the hiring of 669 new Bank Managers and 59 Regional Managers. In addition, Westpac Retail and Business Banking opened 11 new branches and 4 new business bank centres over the year. The Westpac Local model is also being rolled out in New Zealand.

•                  St.George has successfully introduced new products in its branch network, including BT Super for Life in January 2010.

•                  The Westpac Group reduced all exception fees for both consumer and business customers to $9 from 1 October 2009, creating a simpler and cheaper bank fee model. This has reduced bank fees charged to customers by $158 million in the half, leading to an 80% drop in fee related customer complaints.

•                  Continued expansion of the Westpac Assist and St.George Assist customer support initiatives. During the half these programs directly assisted 22,000 customers.

•                  Westpac Institutional Bank invested in capability in key customer segments, with a focus on industrials and resources.

•                  Significant investment has also been made in improving core technology stability for better system reliability and improved customer experience.

Merger Progress

Our integration with St.George remains ahead of target on key metrics. St.George Bank is stronger than ever and customer numbers are 2% higher over the year. Merger expense synergies are on plan.

Other major milestones met over the half included moving onto a single general ledger, combining HR systems, moving to a single ADI and launching BT Super for Life through the St.George Bank and BankSA networks.

(1) Based on Peter Lee Large Corporate and Institutional Relationship Banking survey (Australia 2009).

Press Release and Outlook  (continued)

Business Unit Performance

	Cash Earnings $A millions
Divisions	Half Year March 2010	Half Year Sept 2009	Half Year March 2009	Half Year Sept 2009 % Change	Half Year March 2009 % Change
WBC Retail and Business Banking	873	918	990	(5)	(12)
Westpac Institutional Bank(1)	807	203	158	large	large
St.George Bank(1)	472	470	573	—	(18)
BT Financial Group(1)	301	278	215	8	40
Westpac New Zealand (NZD)	125	34	202	large	(38)

WBC Retail and Business Banking (Westpac RBB) — The business has good underlying momentum although Cash Earnings eased over the past year as a result of the decision to reduce bank fees, higher funding costs and the lagged impact of slower activity increasing impairment charges by $78 million. The business has delivered strong mortgage growth of 21% (1.8 times banking system) and sound deposit growth of 11% (household deposits 1.5 times banking system).

Westpac Institutional Bank (WIB) — Cash Earnings increased strongly, up $649 million, primarily driven by solid operating income (up 5%) and a material decline in impairment charges. Our number one lead bank position helped lift core earnings 6% with higher margins and stronger fee income more than offsetting a 15% decline in loans and lower foreign exchange income. Debt Markets performed strongly again, with good customer flows and improving credit spreads driving income.

St.George Bank — The business has delivered good growth with lending up 9% and improved market share (mortgages growing at 1.3 times banking system) although reductions in bank fees and higher funding costs have limited revenue growth. In addition, the slowdown in economic activity and weakness in the commercial property sector significantly impacted St.George earnings, with a material uplift in impairment charges compared to the first half 2009. Despite the property sector having stabilised and property impairments looking to have peaked, these factors, in aggregate, led to Cash Earnings being unchanged between this half and second half 2009. BankSA continued to perform extremely strongly and generated a 9 per cent increase in Cash Earnings to $109 million.

BT Financial Group (BTFG) — Cash Earnings increased strongly, up 40%, driven by stronger investment markets and an improved insurance result. Funds Management Cash Earnings growth of 37% was driven by higher average Funds under Management (FUM) and Funds under Administration (FUA), with BTFG maintaining number 1 position in wealth administration platforms for both FUA balances and net flows. Insurance Cash Earnings growth of 19% was driven by good cross sell into both the Westpac and St.George networks.

Westpac New Zealand — The prolonged recession in New Zealand, and the weakness of the property market, have impacted earnings in this division. While Cash Earnings for the half were significantly lower than the prior corresponding period, they were up sharply on 2H09. These movements reflect impairment charges peaking in 2H09, and now easing. As the New Zealand economy recovered, underlying performance began to show good momentum in the half with above system growth across both mortgages (up 6%) and business lending (up 1%). However, similar to Australia, improved growth has been more than offset by higher funding costs and the decision to reduce bank fees.

(1) First Half 2009 on a pro-forma basis.

v

Press Release and Outlook (continued)

Outlook

The recent period has seen a key turning point for the Australian banking system, with the improved economic environment leading to a stabilisation in asset quality and a material reduction in impairment charges. Total system credit demand is expected to improve as business investment gradually returns, with mortgages likely to remain solid.

While the Australian and New Zealand economies have shown marked signs of improvement, The Westpac Group remains cautious. Mrs Kelly said: “We expect the effects of the global financial crisis to be with us for many years. Indeed, recent issues in Europe have highlighted the fragile nature of the recovery in some global markets. In Australia we will continue to see impacts particularly over the next two years, as the transition towards new regulatory arrangements begins and the economy adjusts to post crisis credit costs. As a result we believe it is important to retain prudent balance sheet settings to deal with the challenges ahead.”

Mrs Kelly concluded: “By supporting customers through the global financial crisis, and investing heavily in the front line, The Westpac Group has materially strengthened its business. We are very well positioned to further improve service to customers and returns for our shareholders.”

Ends.

For Further Information:

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443

Reported Results

2.1          Reported Results

2.1.1       Reported Results

Reported net profit attributable to equity holders of Westpac Banking Corporation (WBC) is prepared in accordance with the requirements of A—IFRS and regulations applicable to authorised deposit-taking institutions (ADIs).

The following table also shows the Cash Earnings adjustments to Westpac’s reported net profit, and in the case of the half year to 31 March 2009 adjustments for the addition of the Cash Earnings of St.George prior to the merger, made to reflect the Cash Earnings results of the merged Group as set out in Section 3.

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	6,013	6,088	5,558	(1)	8
Non-interest income	2,568	2,330	2,529	10	2
Net operating income before operating expenses and impairment charges	8,581	8,418	8,087	2	6
Operating expenses	(3,692)	(3,742)	(3,429)	1	(8)
Core earnings	4,889	4,676	4,658	5	5
Impairment charges	(879)	(1,681)	(1,557)	48	44
Profit before income tax	4,010	2,995	3,101	34	29
Income tax expense	(1,103)	(1,694)	(885)	35	(25)
Net profit for the period	2,907	1,301	2,216	123	31
Net profit attributable to non-controlling interests	(32)	(30)	(41)	(7)	22
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC
BANKING CORPORATION	2,875	1,271	2,175	126	32
St.George Cash Earnings prior to merger(2)	—	—	163	—	(100)
Westpac Banking Corporation Group Cash Earnings adjustments (post-tax):
Non-merger related Cash Earnings adjustments:
TPS revaluations(1)	11	101	(106)	(89)	110
Treasury shares(1)	10	36	(4)	(72)	large
Ineffective hedges(1)	(9)	9	(5)	(200)	(80)
FV gain/(loss) on economic hedges(1)	24	1	(8)	large	large
Significant items(1)	—	31	54	(100)	(100)
NZ structured finance transactions(1)	(106)	703	—	(115)	—
Total non-merger related Cash Earnings adjustments	(70)	881	(69)	(108)	(1)

St.George merger related Cash Earnings adjustments:
Merger transaction and integration expenses(1)	106	144	90	(26)	18
Amortisation of intangible assets(1)	72	74	54	(3)	33
Short-term wholesale funding and deposits(1)	—	(38)	(118)	100	100
Total St.George merger related Cash Earnings adjustments	178	180	26	(1)	large
Total Westpac Banking Corporation Group Cash Earnings adjustments	108	1,061	(43)	(90)	large
Cash Earnings	2,983	2,332	2,295	28	30

Net profit attributable to owners for First Half 2010 was $2,875 million, an increase of $700 million or 32% compared to First Half 2009. This result was driven by a 5% growth in core earnings and a 44% reduction in impairment charges.

Growth in reported core earnings was driven by the factors outlined in Section 4 and the timing of the St.George merger, with the result for First Half 2009 excluding six weeks of St.George earnings. Lower contributions from TPS revaluations and the St.George short term wholesale funding and deposit merger adjustments offset these items.

Of the components of core earnings, net interest income increased by $455 million or 8% with a large part of the growth attributable to the inclusion of the St.George earnings for the full period. The remainder of the increase in net interest income was primarily driven by strong volume growth. This is discussed further in Section 4.2.1.

Notes explained on page 5.

Reported Results (continued)

Non-interest income increased $39 million or 2%. The increase from the full period impact of including St.George non-interest income was offset by lower fees and commissions and lower contribution from the TPS revaluations. The drivers of the lower fees are discussed further in Section 4.2.2.

Operating expenses increased by $263 million or 8%, with a significant part of this increase the result of the St.George merger. In particular the full period impact of including the St.George expense base, higher amortisation from St.George intangibles and merger integration costs all contributed to the higher expense growth. The merger related cost increases were partially offset by lower non-lending losses. Drivers of other costs increases are discussed in Section 4.2.3.

Impairment charges decreased by $678 million from $1,557 million to $879 million compared to First Half 2009. The impact of including St.George impairments for the full period was not significant. Lower Institutional Bank impairments were the primary driver of the reduction in impairments. This is further discussed in Section 4.2.4.

The effective tax rate decreased to 28% from 29% in First Half 2009 driven primarily by a $106 million (AUD) excess provision reversal following the settlement of the dispute with the New Zealand Commissioner of Inland Revenue related to New Zealand Structured Finance Transactions.

Reported Results (continued)

2.2       Reported Balance Sheet

2.2.1    Balance Sheet

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Assets
Cash and balances with central banks	4,319	3,272	3,866	32	12
Receivables due from other financial institutions	9,642	9,974	12,796	(3)	(25)
Trading securities, financial assets designated at fair value and available-for-sale securities	54,020	47,807	47,172	13	15
Derivative financial instruments	26,482	33,187	50,877	(20)	(48)
Loans	474,644	463,459	448,872	2	6
Life insurance assets	12,393	12,384	10,635	—	17
Other assets	19,275	19,504	20,012	(1)	(4)
Total assets	600,775	589,587	594,230	2	1
Liabilities
Payables due to other financial institutions	8,299	9,235	11,842	(10)	(30)
Deposits	335,313	329,456	322,233	2	4
Trading liabilities and other financial liabilities designated at fair value	6,362	10,848	14,405	(41)	(56)
Derivative financial instruments	29,830	36,478	50,216	(18)	(41)
Debt issues and acceptances	151,674	133,024	125,109	14	21
Life insurance liabilities	11,761	11,737	10,039	—	17
Loan capital	9,691	11,138	12,271	(13)	(21)
Other liabilities	9,435	11,100	11,627	(15)	(19)
Total liabilities	562,365	553,016	557,742	2	1
Equity
Total equity attributable to ow ners of Westpac Banking Corporation	36,477	34,637	34,556	5	6
Non-controlling interests	1,933	1,934	1,932	—	—
Total equity	38,410	36,571	36,488	5	5

Reported Results (continued)

2.3       Key Financial Data

2.3.1    Key Financial Data — Earnings

	Half Year March 10	Half Year Sept 09	Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Shareholder value
Earnings per ordinary share (cents)	97.5	43.5	84.3	124	16
Weighted average ordinary shares (millions)	2,947	2,914	2,579	1	14
Fully franked dividends per ordinary share (cents)	65	60	56	8	16
Net tangible assets per ordinary share ($)	8.42	7.89	7.92	7	6

Productivity and efficiency
Expense to income ratio	43.0%	44.5%	42.4%	150bps	(60bps)

Business performance
Interest spread	2.03%	2.20%	2.17%	(17bps)	(14bps)
Interest margin	2.27%	2.41%	2.35%	(14bps)	(8bps)
Average interest earning assets ($m)	531,541	505,164	476,095	5	12

2.3.2    Key Financial Data — Profitability and Capital Adequacy

	Half Year March 10	Half Year Sept 09	Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Return on average ordinary equity	16.0%	7.3%	14.9%	large	110bps
Average ordinary equity ($m)	35,981	34,796	29,205	3	23
Average total equity ($m)	37,895	36,713	31,118	3	22
Total committed exposures (TCE) ($m)	678,606	663,167	657,303	2	3
Tier 1 capital ratio	8.6%	8.1%	8.4%	50bps	20bps
Total regulatory capital ratio	10.8%	10.8%	11.4%	—	(60bps)
Risk weighted assets ($m)	290,097	288,739	280,029	—	4

2.3.3    Key Financial Data — Asset Quality

	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%M ov’t Sept 09- Mar 10	%M ov’t Mar 09- Mar 10
Net impaired assets to equity and collectively assessed provisions	5.8%	5.7%	4.3%	(10bps)	(150bps)
Total impaired assets to gross loans	0.9%	0.8%	0.7%	(10bps)	(20bps)
Total impaired assets to equity and total provisions	9.8%	9.1%	8.1%	(70bps)	(170bps)
Total impairment provisions to total impaired assets	43.1%	39.3%	48.4%	(380bps)	large
Total stressed exposures as a % of total committed exposures	3.2%	3.1%	2.1%	(10bps)	(110bps)
Total provisions to gross loans	110bps	101bps	99bps	9bps	11bps
Collectively assessed provisions to performing non-housing loans(3)	201 bps	182bps	152bps	19bps	49bps
Collectively assessed provisions to risk weighted assets	127bps	121bps	110bps	6bps	17bps
Collectively assessed provisions to credit risk weighted assets	150bps	142bps	125bps	8bps	25bps
Total provisions to risk weighted assets	182bps	164bps	160bps	18bps	22bps

Notes explained on page 5.

Reported Results (continued)

Notes to sections 2.1, 2.2, and 2.3

(1)       Our principles for calculating Cash Earnings are discussed in Section 3.1. Outlined below are the current Cash Earnings adjustments to the reported result:

•                  TPS revaluations — Adjustment for economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The hybrid instrument is not fair valued, however, the hedge is fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back in deriving Cash Earnings as it does not affect the Group’s profits over time;

•                  Treasury shares — Under A—IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income;

•                  Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

•                  The unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge;

•                  The unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge; and

•                  The unrealised fair value gains/(losses) on cross currency swaps hedging accrual accounted term funding transactions are reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge.

•                  Ineffective hedges — The gain/loss on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

•                  Amortisation of intangible assets — The merger with St.George resulted in the recognition of core deposits intangibles and relationships intangible assets that will be amortised over their useful lives ranging between 5 and 9 years. The amortisation of intangible assets (excluding software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

•                  Significant Items:

•                  As part of the merger proposal with St.George, we announced the level of transaction and integration expenses expected to be incurred over a three year period. These expenses are incurred and they are being treated as Cash Earnings adjustments as they do not impact the earnings we expect St.George to generate following the integration period;

•                  In Second Half 2009, the Group increased tax provisioning by $703 million with respect to New Zealand structured finance transactions entered into between 1998 and 2002. The increase in the provision followed the High Court in New Zealand finding in favour of the New Zealand Commissioner of Inland Revenue (CIR) in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, it has been treated as a Cash Earnings adjustment. In First Half 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The reversal of tax provision of $106 million in First Half 2010 has also been treated as a Cash Earnings adjustment;

•                  The deposit and short-term wholesale funding fair value adjustment associated with the accounting for the merger with St.George was fully amortised during the year ended 30 September 2009 reflecting the contractual maturity of the deposits and borrowings and increased net interest income by $55 million ($38 million after tax) in Second Half 2009 and $168 million ($118 million after tax) in First Half 2009. Due to the significant size and short-term nature of this adjustment, it has been treated as a Cash Earnings adjustment; and

•                  The Group recognised a provision of $121 million ($85 million after tax) with respect to long-standing legal proceedings, where a judgment was received during First Half 2009 with subsequent clarification of the judgment received during Second Half 2009. This was treated as a Cash Earnings adjustment due to its size and the historical nature of the proceedings.

(2)       St.George Cash Earnings prior to the merger relates to 1 October 2008 to 17 November 2008 for First Half 2009. St.George was consolidated from and including 18 November 2008, the date of the merger for accounting purposes.

(3)       Non-housing loans have been determined on a loan purpose basis.

Cash Earnings Results

3.1                       Cash Earnings Results

In assessing its financial performance, including divisional results, The Westpac Group uses a measure of performance referred to as “Cash Earnings”(1). To calculate Cash Earnings Westpac adjusts the statutory results for the items outlined below. This allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Four categories of adjustments are made to statutory results to determine Cash Earnings:

•                  Material items that key decision makers at Westpac believe do not reflect ongoing operations;

•                  Items that are not considered when dividends are recommended, such as the amortisation of intangibles and economic hedging impacts;

•                  Accounting reclassifications between individual line items that do not impact statutory results, such as policy(2) holder tax recoveries; and

•                  In First Half 2009, inclusion of the St.George earnings from 1 October 2008 to 17 November 2008, being the earnings for the 6 week period before the merger occurred.

Throughout this profit announcement, reporting of financial performance for First Half 2010 and Second Half 2009 will refer to “Cash Earnings results”, with Cash Earnings results for First Half 2009 including pro-forma(3) adjustments related to the St.George merger, unless otherwise stated.

Analysis of Cash Earnings by key line item

$m	Half Year March 10	Half Year Sept 09	Pro forma(4) Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	6,043	6,043	5,678	—	6
Non-interest income	2,578	2,405	2,629	7	(2)
Net operating income	8,621	8,448	8,307	2	4
Operating expenses	(3,438)	(3,385)	(3,355)	(2)	(2)
Core earnings	5,183	5,063	4,952	2	5
Impairment charges	(879)	(1,681)	(1,611)	48	45
Operating profit before income tax	4,304	3,382	3,341	27	29
Income tax expense	(1,289)	(1,020)	(1,005)	(26)	(28)
Net profit	3,015	2,362	2,336	28	29
Net profit attributable to non-controlling interests	(32)	(30)	(41)	(7)	22
Cash Earnings	2,983	2,332	2,295	28	30
Effective tax rate	29.9%	30.2%	30.1%	30bps	20bps

(1)	Cash Earnings adjustments are explained on page 5.
(2)

Policy Holder Tax Recoveries – Income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policy holder tax recoveries) are reversed in deriving income and taxation expense under the Cash Earnings basis.

(3)

All references made to pro-forma results in this document relate to First Half 2009. These were prepared on the assumption that the St.George merger was completed on 1 October 2008 with the exception of the impact of the allocation of purchase consideration, associated fair value adjustments and accounting policy alignments, which were only incorporated from and including 18 November 2008 being the accounting consolidation date. The pro-forma results are unaudited. They are provided for illustrative information purposes to facilitate comparisons of First Half 2010 compared with First Half 2009 and are not meant to be indicative of the results of operations that would have been achieved had the merger actually taken place at the date indicated. For additional information please refer to the 2009 Full Year Profit Announcement and Section 7.1.

(4)	Pro-forma Cash Earnings reconciliation is provided in Section 10.4.

Cash Earnings Results (continued)

3.2                     Key Financial Data

3.2.1                     Key Financial Data — Shareholder Value

	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Cash Earnings per ordinary share (cents)	100.8	79.7	82.4	26	22
Economic profit ($m)	1,836	1,075	1,019	71	80
Weighted average ordinary shares (millions) - Cash Earnings(1)	2,960	2,926	2,786	1	6
Dividend payout ratio - Cash Earnings	64.8%	75.7%	71.0%	(14)	(9)

3.2.2                     Key Financial Data — Productivity and Efficiency and Business Performance

	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10		%Mov’t Mar 09- Mar 10
Productivity and efficiency
Expense to income ratio - Cash Earnings	39.9%	40.1%	40.4%	20bps		50bps
Total banking expense to income ratio - Cash Earnings	38.8%	38.5%	38.5%	(30bps	)	(30bps	)
Reported full - time equivalent employees (FTE)	36,845	36,199	36,733	2		—

Business performance
Interest spread	2.05%	2.18%	2.05%	(13bps	)	—
Interest margin	2.28%	2.39%	2.24%	(11bps	)	4bps
Average interest earning assets ($m)	531,541	505,164	511,122	5		4

3.2.3                     Key Financial Data — Profitability

	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Cash Earnings to average ordinary equity	16.6%	13.4%	14.3%	320bps	230bps
Cash Earnings to average tangible ordinary equity	23.8%	19.5%	21.7%	large	210bps
Average ordinary equity ($m)	35,981	34,796	32,173	3	12
Average tangible ordinary equity ($m)(2)	25,127	23,903	21,226	5	18

3.2.4                     Key Financial Data — Impairment Charges

	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Impairment charges to average loans annualised	37bps	73bps	73bps	36bps	36bps
Annualised write-offs to average loans	18bps	66bps	17bps	48bps	(1bp	)

(1)

Weighted Average Ordinary Shares – Cash Earnings – The statutory weighted average ordinary shares are adjusted for the impact of Westpac shares held by Westpac (Treasury Shares) to derive the “Weighted average ordinary shares – Cash Earnings”, which is used to calculate Cash Earnings per share. This reverses the impact of Treasury Shares, consistent with our basis for determining Cash Earnings.

(2)	Average tangible ordinary equity is calculated as average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).

Cash Earnings Results (continued)

3.3                     Market Share and System Multiple Metrics

3.3.1           Market Share

Australia - Market Share	Half Year March 10	Half Year Sept 09	Half Year March 09
Banking System (APRA)(1)
Housing credit(2)	27%	26%	25%
Cards	25%	26%	26%
Household deposits	24%	23%	23%
Business deposits	21%	21%	20%

Financial System (RBA)(3)
Housing credit(2)	24%	23%	22%
Business credit	17%	18%	17%
Retail deposits(4)	22%	21%	21%

New Zealand(5) - Market Share(6)	Half Year March 10	Half Year Sept 09	Half Year March 09
Consumer lending	20%	19%	19%
Deposits	21%	19%	19%

Australian Wealth Management - Market Share by product	Half Year March 10(7)	Half Year Sept 09(7)	Half Year March 09(7)
Platforms (includes Wrap)	20%	20%	20%
Retail (excludes Cash)	19%	19%	18%
Corporate Super	10%	10%	10%
Funds Management - BTIM	4%	4%	4%
Wholesale - BTIM	3%	3%	3%

Australian Life Insurance - Market Share by product	Half Year March 10(8)	Half Year Sept 09(8)	Half Year March 09(8)
Life Insurance - inflows	7%	7%	7%
Life Insurance - new business	8%	7%	7%

(1)	Source: Australian Prudential Regulation Authority (APRA) share/multiple of banking system.
(2)	Includes securitised loans.
(3)	Source: Reserve Bank of Australia (RBA) share/multiple of financial system.
(4)	Retail deposits as measured in the RBA financial system includes financial corporations deposits.
(5)	New Zealand comprises the New Zealand retail banking operations.
(6)	Source: Reserve Bank of New Zealand (RBNZ).
(7)

Market Share FUM/FUA based on published market share statistics from Plan for Life and Morningstar as at December 2009 (First Half 2010), as at June 2009 (for Second Half 2009) as at December 2008 (for First Half 2009) and represents the addition of St.George Wealth and BT Wealth business market share at these times.

(8)	Source: Life Insurance – Plan for Life December 2009 (including St.George Life Insurance) for First Half 2010, June 2009 for Second Half 2009 and December 2008 for First Half 2009.

Cash Earnings Results (continued)

3.3.2                     System Multiples

Australia - System Multiples	Half Year March 10	Half Year Sept 09	Half Year March 09
Banking System (APRA)(1)
Housing credit(2)	1.6	1.6	1.4
Cards	0.5	—	0.5
Household deposits	1.3	1.2	1.1
Business deposits	1.2	2.0	0.8

Financial System (RBA)(3)
Housing credit(2)	2.0	2.3	2.0
Business credit(4)	n/a	n/a	n/a
Retail deposits(5)	0.8	2.0	1.6

New Zealand - System Multiples(6),(7)	Half Year March 10(8)	Half Year Sept 09(8),(9)	Half Year March 09(8)
Consumer lending	2.4	1.1	1.0
Deposits	1.5	5.0	0.8

(1)	Source: Australian Prudential Regulation Authority (APRA) share/multiple of banking system.
(2)	Includes securitised loans.
(3)	Source: Reserve Bank of Australia (RBA) share/multiple of financial system.
(4)

Financial system business credit growth was negative in First Half 2009, Second Half 2009 and First Half 2010. The Westpac Group contracted at a slower rate than system in First Half 2009 and Second Half 2009, but at a faster rate in First Half 2010.

(5)	Retail deposits as measured in the RBA financial system includes financial corporations deposits.
(6)	Source: Reserve Bank of New Zealand (RBNZ).
(7)	New Zealand comprises the New Zealand retail banking operations.
(8)	System multiple calculated as a six month rolling average.
(9)	New Zealand deposits grew 2.19% in Second Half of 2009 compared with system deposit growth of 0.44%. This resulted in a system multiple of 5.0.

Cash Earnings Results (continued)

3.4                     Product Spread Metrics

Australia - Major Product Spreads	Half Year March 10	Half Year Sept 09	Half Year March 09
Mortgages(1)	0.76	0.87	0.91
Business lending(1)	1.35	1.52	1.60
Cards(1)	7.30	7.51	6.82
Institutional lending (Global financing)	1.16	0.92	0.73
Retail deposits(1)	1.81	1.70	1.70

New Zealand(2) - Major Product Spreads	Half Year March 10	Half Year Sept 09	Half Year March 09
Consumer lending	1.51	1.80	1.55
Business lending	1.49	1.82	1.70
Deposits	1.17	0.86	1.46

(1)

St.George’s funding cost transfer pricing methodology was aligned with The Westpac Group’s approach in Second Half 2009. We have estimated the impact of the change on First Half 2009 Australian product spreads for mortgages, business lending, cards and retail deposits, and comparatives for First Half 2009 have been revised accordingly.

(2)	New Zealand comprises the New Zealand retail banking operations.

Review of Group Operations

4.1                     Cash Earnings Summary

Analysis of Cash Earnings by key line item

$m	Half Year March 10	Half Year Sept 09	Pro forma(1) Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	6,043	6,043	5,678	—	6
Non-interest income	2,578	2,405	2,629	7	(2)
Net operating income	8,621	8,448	8,307	2	4
Operating expenses	(3,438)	(3,385)	(3,355)	(2)	(2)
Core earnings	5,183	5,063	4,952	2	5
Impairment charges	(879)	(1,681)	(1,611)	48	45
Operating profit before income tax	4,304	3,382	3,341	27	29
Income tax expense	(1,289)	(1,020)	(1,005)	(26)	(28)
Net profit	3,015	2,362	2,336	28	29
Net profit attributable to non-controlling interests	(32)	(30)	(41)	(7)	22
Cash Earnings	2,983	2,332	2,295	28	30
Effective tax rate	29.9%	30.2%	30.1%	30bps	20bps

Impact of Movements in the A$/NZ$ Exchange Rate

	Half Year March 10 vs Pro forma(1) Half Year March 09			Half Year March 10 vs Half Year Sept 09
	Cash Earnings growth	FX impact $m	Growth ex-FX	Cash Earnings growth	FX impact $m	Growth ex-FX
Net interest income	6%	25	7%	—	6	—
Non-interest income	(2)%	(7)	(2)%	7%	4	7%
Net operating income	4%	18	4%	2%	10	2%
Operating expenses	(2)%	(15)	(3)%	(2)%	(3)	(2)%
Core earnings	5%	3	5%	2%	7	2%
Impairment charges	45%	(8)	45%	48%	(2)	48%
Operating profit before tax	29%	(5)	29%	27%	5	27%
Income tax expense	(28)%	2	(28)%	(26)%	(2)	(27)%
Net Profit	29%	(3)	29%	28%	3	28%
Net profit attributable to non-controlling interests	22%	—	22%	(7)%	—	(7)%
Cash Earnings	30%	(3)	30%	28%	3	28%

Movements in the Australian dollar (A$):New Zealand dollar (NZ$) exchange rate impact both individual line items and reported Cash Earnings. Movements in exchange rates increased Cash Earnings by $3 million compared to First Half 2009 and decreased Cash Earnings by $3 million compared to Second Half 2009. The FX impact in Second Half 2009 included a small benefit from hedging volumes being higher than actual profits.

The impact of the NZ$ hedges is reflected in non-interest income and was based on the hedge rates of 1.1815 for First Half 2010 compared to 1.1975 for Second Half 2009 and 1.2223 for First Half 2009.

Movements in average exchange rates impact individual line items as each line is translated at the actual average exchange rate. The average rate for First Half 2010 was 1.2619 when compared to 1.2482 for Second Half 2009 and 1.2050 for First Half 2009.

(1) Pro-forma Cash Earnings reconciliation is provided in Section 10.4

Review of Group Operations (continued)

Overview

First Half 2010 has been a key turning point for the Australian economy. Early signs of improvement evident in Second Half 2009 have consolidated and activity is on an improving path. Key metrics, such as GDP growth, house prices, equity markets, the unemployment rate, and business and consumer confidence, have all performed strongly.

At the same time, the Global Financial Crisis (GFC) is likely to be largely behind us with more stable financial markets and governments winding back their support to the sector by removing the government guarantees for wholesale debt. In Australia, securitisation markets are becoming more accessible and corporates are beginning to be able to tap global capital markets. Notwithstanding this, the recovery has the potential to be volatile as evidenced in recent events in relation to European sovereign debt.

The GFC and associated economic impacts also led to a slowing in credit growth, particularly business, as companies have reassessed what are acceptable levels of gearing. Housing credit growth has remained reasonably robust, with the government initially supporting the sector with stimulus packages, and then, as conditions improved, growth became more self sustaining supported by good demand for housing. The strength of this sector has been central to the resilience of the Australian economy.

While the direct risks of the GFC appear to be largely behind us, the learnings and subsequent impact on the operating and regulatory environment will be more enduring.

Within markets, conditions are expected to remain more cautious with investors being more discerning about where they allocate funds and the price received for those funds. Offshore risks still remain including some caution around sovereign risks, especially in Europe.

Review of Group Operations (continued)

For the banking sector, the more appropriate pricing for risk has seen average funding costs continue to rise as relatively cheap pre-GFC funding is replaced with higher cost post-GFC funding. Funding costs are also rising from a shift in the mix of funding to more high quality and higher cost term wholesale funding and from the increased competition for retail deposits.

Additionally, in seeking to manage potential flow-on effects from the GFC, the banking sector increased its capital levels and boosted its holdings of liquid assets. The higher levels are likely to be consistent with the direction of new regulatory requirements as global regulators seek to reduce the risks across the banking sector.

Westpac’s strategy has continued to be centred on the customer. Through the GFC this was evidenced by:

•             Building deeper relationships by pro-actively supporting customers through the GFC and meeting specific areas of demand. This included support for the First Home Buyer market and assisting corporate customers who needed time and support to reduce gearing over this period;

•             An across the board reduction in customer fees for both consumer and business customers. This has assisted customers in difficulty and reduced associated complaints by 80%;

•             Continuing to invest in the future including:

•             adding over 14 branches to the network — the only major Australian bank to organically expand its branches over 2008/2009(1);

•             Continuing to improve the capability of the sales force including 600 new bank managers for Westpac RBB;

•             Successfully bedding down the St.George merger and further investing in St.George’s unique brand position; and

•             Strengthening the Group’s financial position, including lifting capital levels, improving the stable funding ratio, increasing liquid assets and lifting provisioning cover ratios. These measures created a more sustainable base from which to continue supporting customers.

The Group has also further strengthened the quality of its funding base by increasing the duration of wholesale funding and lifting its share of Customer Deposits. Both activities have increased the Group’s cost of funds trajectory but are important steps to sustainably support new loan growth, particularly mortgage lending.

The Westpac Group was recognised for its achievement in sustainably growing its business during the year at the World Economic Forum in Davos, where Westpac ranked 15th in the Top 100 global companies in sustainability. The Westpac Group was also the leading Australian company and the only bank in the Top 60.

As a result of its focussed strategy, The Westpac Group has emerged from the GFC in much stronger shape, with an enhanced market position. In addition to the benefits of the merger with St.George, other gains have included:

•             In mortgages, Australian market share has increased from 25% to 27%, growing at around 1.6 times banking system;

•             In household deposits, the Group has increased Australian market share from 23% to 24%, growing at around 1.3 times banking system;

•             In the Institutional Bank, Westpac is the clear leader in relationship strength;

•             In Westpac New Zealand, the business is showing the early signs of a turnaround, with improvements in both business and consumer market share; and

•             In Wealth, the BT administration platforms continue to gather around 1 in every 4 dollars invested on platforms in Australia.

Financial Performance Summary

In First Half 2010 The Westpac Group delivered $2,983 million in Cash Earnings, up 30% compared to First Half 2009. This equated to a 17% cash return on equity, up from 14%.

Cash Earnings per share was also up a strong 22%, with no major equity raisings since early 2009, and only a small increase in shares on issue, mostly from Dividend Reinvestment Plan issuance.

A material $732 million decline in impairment charges was the key driver of the much stronger performance. With an improved operating environment and stabilising in asset quality the growth of new customer stress has materially declined and this has been reflected in lower impairment charges.

Core earnings for the Group were up a further 5% over the year building on the strong performance of a year earlier. Core earnings growth was supported by a 4% revenue growth and 2% expense growth.

The strengthening of the Westpac franchise through the GFC has materially lifted core earnings over the last 2 years, which is now some 30% higher.

(1) Source: APRA ‘ADI Points of Presence Report’.

Review of Group Operations (continued)

Revenue growth has eased from prior periods due to the impact of higher funding costs, and from the decision to materially reduce customer fees paid by both consumer and business customers.

Margins improved over the year by 4 basis points notwithstanding consumer and business margins declining 8 basis points. Higher funding costs have been the driver of the decline as the cost of both wholesale funding and Customer Deposits continued to rise. Margin gains from higher Institutional Bank and Treasury revenue more than compensated for the consumer and business margin decline.

On expenses, investment in customer facing capacity and capability increased while managing to hold growth to 2%. This has been made possible by the continued realisation of merger synergies and holding fixed executive salaries constant in 2010.

For much of 2008, and in 2009 investment focused on increasing the size and capability of customer facing resources. In 2010, investment has been directed more to projects focused on improving the customer experience, including enhancing branch technologies and development of a new sales and service platform.

The $732 million decline in impairment charges was led by the Institutional bank as no new large impairments emerged over the half and a reduction in lending has led to an associated fall in new collectively assessed provisions. The business also benefited from being well positioned through identifying potential areas of stress and provisioning quickly.

Across other banking divisions (Westpac RBB, St.George Bank and Westpac New Zealand), impairment charges were a little higher than First Half 2009, due to the lagged impact of slowing economic growth in 2009 and rising interest rates. While higher over the prior year, impairment charges were down from the peak in Second Half 2009.

Performance across Westpac’s businesses was varied, reflecting the way the GFC impacted the economy. Businesses most impacted by the GFC, Westpac Institutional Bank and the Group’s Wealth business, BTFG, have rebounded strongly as the conditions that led to lower earnings in 2009 have largely reverted. For the Institutional Bank, the absence of any new large impairments has been the key feature, while for BTFG the turnaround in asset markets was the main driver of improved performance.

Westpac RBB was less impacted by the GFC and strongly lifted core earnings over 2009. In First Half 2010, the business consolidated its position absorbing the impact of cuts to customer fees, margin compression caused by rising average funding costs, and higher impairment charges.

St.George Bank delivered improved business momentum although this was offset by higher funding costs and cuts to customer fees. The tougher conditions in the commercial property sector have also seen impairment charges remain elevated.

In New Zealand, the prolonged recession and more difficult property markets had a significant impact on the business. As economic activity is restored, the performance of the business is improving, although starting from a lower base.

In aggregate, Westpac’s portfolio of businesses is performing well with all divisions emerging from the GFC in a stronger strategic and financial position.

One of the consequences of the GFC has been a focus on more conservatively managing the Group’s balance sheet. This has seen the Group increase its capital ratios, strengthen its funding base, materially boost liquid assets, and lift provisioning cover. Key metrics across these dimensions were further strengthened over the half, with:

•             A rise in the Tier 1 capital ratio to 8.6%, up from 8.1%;

•             Improved stable funding ratio at 79%, up from 78%;

•             Higher liquidity levels at $80 billion, up $6 billion; and

•             Higher provision cover with collective provisions to Credit RWA at 150 basis points, up from 142 basis points.

While the stresses of the GFC have largely passed, moves by governments and regulators globally to strengthen the prudential frameworks of banking systems is likely to see this stronger balance sheet position maintained.

Although the final outcomes of regulatory change remain somewhat uncertain, Westpac is confident that measures already taken by the Group have positioned the company well to respond to any further change.

Given the improved returns, an interim dividend of 65 cents per share has been declared by the Board. The dividend is fully franked. This represents an increase of 16% over First Half 2009 and a cash pay-out ratio of 64.8%. In considering the interim dividend, the Board took into account that there still remains a degree of uncertainty over future bank regulatory requirements.

In assessing shareholder value generated, Westpac focuses on Economic Profit. In First Half 2010 Economic Profit increased 80%, largely in line with the growth in Cash Earnings but also reflecting the high level of Australian tax paid and the associated generation of franking credits.

Review of Group Operations (continued)

First Half 2010 — First Half 2009

Key contributors to the 30% growth in Cash Earnings to $2,983 million over First Half 2009 are summarised below.

Net interest income $6,043 million (up 6%):

•             Lending up 6% (with average interest earnings assets 4% higher), with the majority of growth recorded in mortgages, and business lending lower;

•             Customer Deposits up 6%, with Term Deposit growth accounting for all of the $15 billion increase; and

•             Margins improved 4 basis points driven by higher Treasury earnings and an improvement in Institutional Bank margins. Consumer and business margins were lower.

Non-interest income $2,578 million (down 2%):

•             The decision to reduce customer fees reduced Fee and Commission income by $158 million over the half;

•             The 15% reduction in Fees and Commissions was also due to lower income from the redemption of credit card loyalty points, partly offset by higher fees on committed but undrawn line fees;

•             Lower trading income, principally as First Half 2009 saw a very strong performance. Debt Markets earnings were strong while Foreign Exchange revenues were lower;

•             A significant improvement in Wealth as stronger asset markets boosted average FUM and average FUA balances and increased associated fees. Insurance earnings were also up benefiting from good cross sell; and

•             Stronger Other Income, as asset write-downs and mark to market losses on finance assets recorded in First Half 2009 were not repeated.

Operating expenses $3,438 million (up 2%):

•             Salaries and other staff increases were up 4%, with the continued investment in the customer facing employees offset by holding fixed executive salaries constant in 2010;

•             The increase in the number of branches and further branch refurbishments contributed to equipment and occupancy expenses rising 11%; and

•             Other expenses were down 3% mainly from lower costs from the redemption of credit card loyalty points.

Impairment charges $879 million (down 45%):

•             A stabilisation of asset quality has seen a significant reduction in the growth in new stressed assets and an associated reduction in new impairment provisions; and

•             New collectively assessed provisions were lower as new stress slowed and a reduction in lending saw an associated fall in collective provisioning charges.

Tax and non-controlling interests $1,321 million (up 26%):

•             Significant rise consistent with improvement in earnings, the effective tax rate was little changed at 30%.

First Half 2010 — Second Half 2009

Key contributors to the 28% rise in Cash Earnings over Second Half 2009 are summarised below.

Net interest income $6,043 million was unchanged:

•             Lending up 2% (with average interest earnings assets 5% higher), with a 7% rise in mortgages partly offset by a 3% fall in business lending;

•             Customer Deposits up 2%, with very strong Term Deposit growth; and

•             Higher funding costs led to an 8 basis point fall in consumer and business margins. Reported margins declined 11 basis points.

Non-interest income $2,578 million (up 7%):

•             Lower bank customer fees reduced Fee and Commission income by $63 million over the half;

•             Higher markets income with the narrowing of credit spreads assisting Debt markets revenues;

•             Wealth earnings were flat, with improved average FUM and average FUA balances increasing Funds Management earnings offset by lower Lenders Mortgage Insurance earnings and a rise in insurance claims; and

•             Other income was up $44 million, from profit on asset sales ($25 million) and the absence of any significant asset write downs or mark to market losses.

Review of Group Operations (continued)

Operating expenses $3,438 million (up 2%):

•             Salaries and other staff increases were up 3%, reflecting general salary rises and higher bonus accruals consistent with the improved performance. Growth was moderated by holding fixed executive salaries constant in 2010;

•             Further investment in the network and higher software amortisation increased equipment and occupancy expenses by 3%; and

•             Other expenses were down 2%, mainly from lower non-lending losses and a reduction in amortisation of deferred expenditure. These were partly offset by higher investment in front line projects.

Impairment charges $879 million (down 48%):

•             A reduction in new impaired assets saw a fall in individually assessed impairment provisions of $447 million; and

•             New collectively assessed provisions were $399 million with asset quality stabilising

Tax and non-controlling interests $1,321 million (up 26%):

•             Rise consistent with higher earnings.

Review of Group Operations (continued)

Divisional Cash Earnings Summary

Compared to First Half 2009

Westpac Retail and Business Banking (Westpac RBB)

Market share gains more than offset by lower customer fees, higher funding costs and a rise in impairments.

St.George Bank (SGB)

Lower Cash Earnings from lower customer fees, higher funding costs and increased impairments.

Westpac Institutional Bank (WIB)

Strong operational performance and a substantial reduction in impairments increased earnings.

BT Financial Group (BTFG)

Improving markets, solid platform flows and strong insurance boost earnings.

New Zealand

Earnings impacted by softer income from higher funding costs and lower customer fees combined with impairment charges remaining elevated.

Pacific Banking

Cash Earnings down from lower foreign exchange earnings and a stronger $A against the Pacific currencies.

Group Businesses

Improved Treasury contribution and no need to top-up economic overlay provisions boosted earnings.

Review of Group Operations (continued)

Divisional Cash Earnings Summary

Compared to Second Half 2009

Westpac Retail and Business Banking (Westpac RBB)

Lower customer fees and higher funding costs reduce revenues with impairments improving.

St.George Bank (SGB)

Flat earnings with lower customer fees and higher funding costs offset by impairments declining from their peak.

Westpac Institutional Bank (WIB)

Strong revenue growth and impairment decline significantly boost earnings.

BT Financial Group (BTFG)

Lift in funds management income partially offset by higher insurance claims.

New Zealand

Cash Earnings rebounded as impairment charges declined from their peak.

Pacific Banking

Cash Earnings up 21% in local currency with good growth and lower impairments, offset by the negative impact of exchange rate movements.

Group Businesses

Cash Earnings little changed with a lower Treasury contribution and higher returns on capital.

Review of Group Operations (continued)

4.2                     Review of Earnings

4.2.1            Net Interest Income

First Half 2010 — First Half 2009

Net interest income increased $365 million (6%) compared to First Half 2009. The increase was due to a 4% increase in average interest earning assets, combined with a 4 basis point expansion in net interest margins.

First Half 2010 — Second Half 2009

Net interest income was flat compared to Second Half 2009. The key drivers of the result were a 5% increase in average interest earning assets, offset by an 11 basis point contraction in net interest margins. Growth in average loans contributed 3.5% of the growth in average interest earning assets, with the remainder of the growth primarily from increases in Treasury liquid assets.

Loans(1)

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Australia	426,177	412,247	395,939	3	8
Housing	277,373	257,601	234,408	8	18
Personal (loans and cards)	15,734	15,215	15,094	3	4
Business	133,118	138,179	145,973	(4)	(9)
Margin lending	3,996	3,900	4,074	2	(2)
Other (including provisions)	(4,044)	(2,648)	(3,610)	(53)	(12)

New Zealand (NZ $)(2)	56,224	55,588	55,828	1	1
Housing	33,509	32,363	31,898	4	5
Personal (loans and cards)	1,601	1,548	1,522	3	5
Business	21,737	22,098	22,720	(2)	(4)
Other (including provisions)	(623)	(421)	(312)	(48)	(100)

Other overseas	4,885	5,633	6,710	(13)	(27)

Total loans	474,644	463,459	448,872	2	6

First Half 2010 — First Half 2009

Loan growth of 6% for the 12 months to March 2010 was well ahead of financial system credit growth, particularly in Australia where financial system growth was 2.0% in the 12 months to March 2010(3). In New Zealand credit growth was also ahead of system.

In Australia, Westpac’s credit growth was 4.2 times financial system.

Loan growth had the following specific components:

•             Australian housing, up 18% or $43 billion. The Westpac Group housing credit growth was 2.2 times financial system and 1.6 times banking system(4). Australian housing growth was 21% in Westpac RBB and 15% in St.George;

•             Australian personal lending increased 4% or $0.6 billion. The majority of this growth occurred in the St.George cards portfolio;

•             Business and corporate lending in Australia fell 9% or $12.9 billion. The WIB portfolio drove the majority of this reduction ($9.3 billion). This was primarily due to weak demand and corporates paying down debt to reduce gearing;

•             Housing lending in New Zealand grew 5% or NZ$1.6 billion, significantly ahead of system growth. Contributing to this growth was an improved distribution capability coupled with improving economic conditions; and

(1)       Spot loan balances.

(2)       New Zealand comprises WIB New Zealand, Treasury and our New Zealand retail banking operations and wealth management business.

(3)       Source: Reserve Bank of Australia (RBA) 31 March 2010.

(4)       Source: APRA system growth, 12 months to 31 March 2010.

Review of Group Operations (continued)

•             New Zealand business lending (including Institutional lending) fell 4% or NZ$1.0 billion. This movement was principally due to Institutional clients paying down debt to reduce gearing.

First Half 2010 — Second Half 2009

Loan growth over First Half 2010 was 2% notwithstanding strong growth in Australian housing lending. In contrast, the business portfolio contracted in both Australia and New Zealand. Key elements included:

•             Australian housing growth of 8% remained above system, at 1.6 times banking system;

•             The business book in Australia contracted, particularly in WIB;

•             Flat New Zealand loan growth as declines in business (mostly Institutional) lending offset growth in housing and personal lending; and

•             Margin lending recorded a small rise in volumes as equity markets recovered, following a period of significant contraction.

Deposits(1)

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Australia	282,706	281,463	272,673	—	4
At Call	131,823	141,321	130,986	(7)	1
Term	94,529	80,887	82,323	17	15
Certificates of deposit	44,686	48,796	50,124	(8)	(11)
Non-interest bearing	11,668	10,459	9,240	12	26

New Zealand (NZ $)(2)	36,935	36,412	36,796	1	—
At Call	13,101	12,963	14,988	1	(13)
Term	18,760	17,571	15,397	7	22
Certificates of deposit	2,426	3,468	4,069	(30)	(40)
Non-interest bearing	2,648	2,410	2,342	10	13

Other overseas	23,970	18,137	19,095	32	26

Total deposits	335,313	329,456	322,233	2	4

Customer and Treasury Deposits

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Total customer deposits	271,602	267,293	256,808	2	6
Australia	238,021	232,667	222,550	2	7
New Zealand ($A)(2)	26,757	27,012	27,096	(1)	(1)
Other	6,824	7,614	7,162	(10)	(5)

Treasury deposits	63,711	62,163	65,425	2	(3)

Total	335,313	329,456	322,233	2	4

First Half 2010 — First Half 2009

Total deposits increased 4% ($13.1 billion) for the 12 months to March 2010. Growth was driven by an increase in Customer Deposits of 6% ($14.8 billion) while Treasury deposits declined 3% ($1.7 billion) as Treasury replaced certificates of deposits with longer term funding.

Customer Deposit growth reflected the increased focus on deposit gathering across the Group. Australian Term Deposits were the primary driver of growth, (up 15%, or $12.2 billion), as customers responded to higher relative interest rates on these products.

Australian household deposits grew 1.3 times banking system.

(1)       Spot deposit balances.

(2)       New Zealand comprises WIB New Zealand, Treasury and our New Zealand retail banking operations and wealth management business

Review of Group Operations (continued)

Deposit growth had the following specific components:

•                  Australian Customer Deposits increased 7%, or $15.5 billion. Term Deposits drove this growth with At Call accounts slightly higher over the period. Non-interest bearing deposit growth was primarily in mortgage off-set accounts;

•                  Australian Certificates of Deposit declined 11%, or $5.4 billion, reflecting a desire to reduce Certificate of Deposit funding, which is short term, with longer term funds;

•                  New Zealand Term Deposits increased 22%, or NZ$3.4 billion, with At Call deposits falling 13% as customers switched into higher interest Term Deposits; and

•                  Other overseas deposits increased as Treasury increased the issuance of Certificates of Deposits in the United States.

First Half 2010 — Second Half 2009

Total Deposit growth in First Half 2010 at 2%, was consistent with Second Half 2009. Customer Deposits grew 2% and Treasury deposits also increased by 2%.

Customer Deposit growth reflected the following specific components:

•                  17% increase in Australian Term Deposits as competitively priced offers attracted new funds and existing customers switched from At Call accounts;

•                  Growth was achieved in At Call and Term Deposits in New Zealand, as the business continued to focus on growing deposits; and

•                  Other offshore growth was primarily driven by Certificate of Deposit issuance in the United States.

Review of Group Operations (continued)

Margins

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	6,043	6,043	5,678	—	6
Tax equivalent gross-up(1)	—	22	23	(100)	(100)
Adjusted net interest income	6,043	6,065	5,701	—	6
Average interest earning assets	531,541	505,164	511,122	5	4
Interest margin	2.28%	2.39%	2.24%	(11bps)	4bps

First Half 2010 — First Half 2009

Group net interest margins increased 4 basis points from the First Half 2009 with a higher Institutional, Treasury, and mix and other impacts offset by lower margins from the Australian and New Zealand Consumer and Business Segments. The 8 basis point contraction in margins from Consumer and Business in Australia and New Zealand was principally driven by portfolio repricing not keeping up with increases in funding costs.

To explain individual product spread movements, it is helpful to understand Westpac’s transfer pricing methodology. The methodology seeks to enable those writing business (both deposits and lending) to do so based on a clear understanding of the cost of funds and the quality of those funds raised. This methodology essentially has three elements:

•                  Firstly, assets and liabilities are transfer priced at an appropriate wholesale rate, normally the interbank swap rate. This is a marginal rate that aligns the term of the business written with an equivalent wholesale interest rate for the specific term;

•                  Secondly, the cost of raising term wholesale funding, which includes Westpac’s credit spread, currency conversion costs and deal costs, is fully allocated to the loans and deposits as incurred; and

•                  Finally, an incentive is paid by asset originators to deposit originators to gather certain high quality customer deposits. This incentive seeks to enable the originators of higher quality customer deposits to remain competitive when deposit rates exceed equivalent wholesale rates. Consequently, the impact of higher deposit rates in the current half have been reported as asset spread compression.

Higher wholesale funding costs had a significant impact on margins with the impact spread across the categories. The increase in wholesale funding costs has been driven by:

•                  The replacement of lower cost funding with higher cost post-GFC funding;

•                  Lengthening the average tenor of term wholesale funding which has had an adverse impact of 3 basis points on the group margins; and

•                  The higher level and change in the mix of liquid assets.

(1)       The tax equivalent gross-up, relating to Structured Finance transactions was discontinued in First Half 2010 reflecting the immaterial nature of the balance as the Group continues to run-down the related assets.

Review of Group Operations (continued)

The impact of this methodology is that product spreads are sensitive to movements in wholesale rates, cost of term wholesale funding and competition in retail deposits.

The specific components of the margin changes included:

•                  A decrease in asset mix/spread of 13 basis points, driven by:

•             11 basis points decline in asset spreads predominantly from mortgages with some business lending spread compression due to higher average funding costs not fully reflected in product pricing. Increases in line fees, which are booked in non-interest income, partially offset this reduction; and

•             2 basis points decline in asset mix due to the high growth in relatively lower spread mortgages while the business book contracted. Mortgages now account for 63% of the loan portfolio, up from 58% 12 months ago.

•                  An increase in liability mix/spread of 5 basis points, driven by:

•             7 basis points increase in liability spreads due to an increase in the wholesale funding benefit and the impact of the incentive referred to previously; and

•             2 basis points decline from mix impacts, which have seen much of the growth in deposits over the last year recorded in higher rate On-line savings and Term deposits.

•                  7 basis points positive impact from Institutional, driven by higher margins on Institutional assets due to progressive re-pricing over the period and higher establishment fees;

•                  Group Treasury provided a 2 basis points increase from higher revenue recorded as net interest income. Increased revenue was driven by effective management of basis positions, including bills/libor positions related to the conversion of international borrowing into Australia dollars, and from short term rate interest positions. Treasury also generated gains from the narrowing of credit spreads on its larger liquid asset portfolio.

•                  Markets and other income contributed 3 basis points to the group margin, with:

•             1 basis point increase as the positive benefit from merger related fair value adjustments was partly offset by lower Markets income recorded as interest income; and

•             2 basis points increase from positive mix as relatively higher margin divisions, primarily Westpac RBB and St.George Bank, became a higher proportion of the portfolio and other impacts including lower earnings on capital.

Review of Group Operations (continued)

First Half 2010 — Second Half 2009

The Group net interest margin of 2.28% declined by 11 basis points from the Second Half 2009. The fall was impacted by lower Treasury margins from a combination of lower revenue and increased liquid assets. Our consumer and business divisions recorded an 8 basis point decline in margins while Institutional activities added 4 basis points.

The specific components of the margin changes included:

•                  A decrease in asset mix/spread of 13 basis points, driven by:

•             11 basis points decline in asset spreads predominantly from mortgages and some business lending margin compression due to increased average funding costs not fully reflected in product pricing. Increases in line fees, which are booked in non-interest income, partially offset this reduction; and

•             2 basis points decline in asset mix from solid growth in lower margin mortgages with higher margin business lending contracting.

•                  An increase in liability mix/spread of 5 basis points, driven by:

•             7 basis points increase in liability spreads due to the funding benefit generated by deposits partly offset by compression in spreads from increased competition in Term deposits and On-line savings accounts; and

•             2 basis points decline from mix impacts, due primarily to the strong growth in higher rate On-line savings and Term deposits.

•                  4 basis points positive impact from Institutional lending, from the continued portfolio re-pricing over the period and higher establishment fees;

•                  10 basis points negative impact from Group Treasury was the result of lower revenue from balance sheet risk management activities and increased liquid asset holdings; and

•                  3 basis points positive impact from Markets and Other was due to:

•             3 basis points from mix benefits as relatively higher margin divisions, primarily Westpac RBB and St.George Bank, became a higher proportion of the portfolio;

•             1 basis points decline due to lower Markets income recorded as interest income; and

•             the positive benefit from merger related fair value adjustments was partly offset by lower earnings on capital resulting in a 1 basis point positive impact.

The impact of lengthening the average tenor of term wholesale funding had an adverse impact of 2 basis points on the group margins.

Review of Group Operations (continued)

4.2.2            Non-Interest Income(1)

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Fees and commissions	1,219	1,281	1,434	(5)	(15)
Wealth management and insurance income	786	766	661	3	19
Trading income	460	289	725	59	(37)
Other income	113	69	(191)	64	159
Non-interest income	2,578	2,405	2,629	7	(2)

First Half 2010 — First Half 2009

Non-interest income was $51 million (2%) lower than First Half 2009. Growth in wealth income and other income was more than offset by lower trading income and a reduction in fees and commissions. Lower fees and commission included the impact of reduction in customer fees of $158 million.

Fees and commissions

The reduction in fees and commissions of $215 million resulted from:

•                  The reduction in customer fees of $158 million impacted transaction fees and commissions ($89 million) and banking and credit fees ($69 million);

•                  Lower transaction fees and commissions of $270 million (29%) from:

•             reduced income from credit card loyalty point redemptions ($126 million) following the spike in reward point redemptions in First Half 2009 driven by the Qantas Frequent Flyer withdrawal from the Altitude credit card loyalty program. The fee reduction was accompanied by a reduction in operating expenses of $98 million;

•             the impact of reductions in customer fees (noted above), from 1 October 2009; and

•             the move to ATM direct charging in First Half 2010 ($33 million).

•                  Higher banking and credit fees of $54 million (13%). The majority of growth ($105 million) was driven by credit line fees on corporate and business facilities. Increases were also seen in other lending fees, including mortgage fees in St.George Bank. These increases were offset by lower account overdrawn fees and reduced customer fees (noted above).

(1)       Refer to Section 6 Note 5 for statutory accounts breakdown and pro-forma Section 7 Note 5 for Cash Earnings breakdown. Refer Section 10 for reconciliation between statutory accounts and Cash Earnings. As discussed in Section 3.1, commentary is reflected on a Cash Earnings basis and does not directly align with reported non-interest income as disclosed in Section 6, Note 5.

Review of Group Operations (continued)

Wealth management and insurance income

Wealth management and insurance income increased $125 million (19%). Group FUM increased by $5.6 billion (14%) to $44.4 billion, while Group FUA increased $19.1 billion (31%) to $81.7 billion.

$bn	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
FUM
BT	32.3	31.7	27.2	2	19
Advance Asset Management	1.4	2.2	2.0	(36)	(30)
Westpac Institutional Bank	9.0	8.9	7.9	1	14
New Zealand	1.7	1.7	1.7	—	—
Group FUM	44.4	44.5	38.8	—	14
Average FUM for the Group	44.5	42.2	39.8	5	12
FUA
BT	48.4	45.3	35.7	7	36
Asgard	32.6	31.4	26.3	4	24
New Zealand	0.7	0.7	0.6	—	17
Group FUA	81.7	77.4	62.6	6	31
Average FUA for the Group	77.9	69.9	63.3	11	23

Major factors impacting income were:

•                  Average Group FUM grew 12% from First Half 2009. The primary driver of this growth was the improvement in equity markets over this period. Other factors that also influenced the growth were net inflows in the BTFG Institutional and WIB portfolios of $0.4 billion and $1 billion respectively, while the BTFG retail and wholesale books experienced net outflows of $1.0 billion and $0.4 billion respectively;

•                  Average Group FUA increased 23% since First Half 2009. Growth was driven by strong net inflows of $4.5 billion in BTFG products and improvements in equity markets. The Wrap platform and Corporate Super saw net inflows of $3.8 billion and $0.7 billion respectively;

•                  Improving investment markets and stronger commissions in the advice business resulted in higher wealth management revenue compared to First Half 2009; and

•                  Insurance income increased $18 million (10%), with premium income up $45 million and commission income increasing $5 million. This benefit was partially offset by higher commission expenses ($6 million) and higher claims in Life Insurance ($8 million). In addition, adverse weather conditions also resulted in higher general insurance claims ($13 million) and increased LMI reinsurance costs ($9 million) due to increased reinsurance costs.

Trading

Trading income decreased $265 million (37%) primarily due to the exceptionally strong trading result in First Half 2009. In the current period, the contribution from WIB Markets fell $262 million, primarily due to a lower contribution from FX as competition increased pushing down margins and volumes. Pacific Banking contribution to trading income also fell due to lower FX returns. Treasury’s contribution to trading income was higher.

Other income

Other income was $113 million, an increase of $304 million on First Half 2009. The First Half 2009 result was impacted by the Specialised Capital Group (SCG) asset write downs of $115 million and mark to market losses on financial assets held at fair value of $53 million. The First Half 2010 result included a gain of $17 million on sale of an investment in Queensland Airports, an $8 million gain on disposal of SCG property investments and a $29 million mark to market gain on assets held at fair value related to credit portfolio management activity.

Review of Group Operations (continued)

First Half 2010 — Second Half 2009

Non-interest income increased $173 million (7%). This increase was a result of higher wealth trading and other income partially offset by reduced fees and commissions.

Fees and commissions

The reduction in fees and commissions of $62 million (5%) was due to the reduction in customer fees of $136 million. Movement in fees and commissions included:

•                  Lower transaction fees and commissions of $98 million (13%) due to the impact of customer fee repricing in First Half 2010 ($73 million), customers continuing to migrate to fee free accounts ($7 million), and lower merchant and EFTPOS fee revenue ($13 million); and

•                  Higher banking and credit fees of $29 million (7%). The growth was driven by the same trends as evident in First Half 2010 with increased credit lines fees on corporate and business facilities partially offset by reductions in account overdrawn fees.

Wealth management and insurance income

Wealth management and insurance income increased $20 million (3%). Group FUM decreased $0.1 billion to $44.4 billion while Group FUA increased $4.3 billion (6%) to $81.7 billion.

•                  Average group FUM grew by 5% since Second Half 2009. The primary driver of this growth was the improvement in equity markets. Other factors that also influenced the growth were positive inflows in the BTFG wholesale portfolios of $0.2 billion, the full period impact of growth in the WIB FUM in Second Half 2009 and net outflows in the BTFG retail book of $0.4 billion;

•                  Average group FUA increased by 11% since Second Half 2009. Growth was driven by strong net inflows of $2.1 billion in BTFG products. The Wrap platform and corporate super both saw positive net inflows of $1.8 billion and $0.3 billion respectively; and

•                  Insurance income decreased $24 million (11%) with premium income up $26 million, lower deferred acquisition costs amortisation and increased expense deferral ($6 million). This benefit was more than offset by higher reinsurance costs ($18 million), higher commission expense ($2 million) and lower commission income ($6 million). In addition investment income reduced by $8 million and adverse weather conditions in First Half 2010 resulted in higher general insurance claims ($19 million).

Trading

Trading income was $171 million higher (59%) compared to Second Half 2009. WIB Markets contribution increased $145 million, primarily due to a higher contribution from Foreign Exchange. The remainder of the increase in trading income related to income booked in St.George from sale of financial market products.

Other income

Other income increased $44 million on Second Half 2009. The Second Half 2009 result was affected by SCG asset write downs of $40 million.

Review of Group Operations (continued)

WIB Markets

	Half Year	Half Year	Pro forma Half Year	% Mov’t Sept 09-	% Mov’t Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
Net interest income	60	84	102	(29)	(41)
Non-interest income	399	283	611	41	(35)
Trading income	346	201	608	72	(43)
Other non-interest income	53	82	3	(35)	large
Total WIB Markets income(1)	459	367	713	25	(36)

First Half 2010 — First Half 2009

WIB Markets income fell $254 million or 36% from First Half 2009. The decline reflected a reduction in the Foreign Exchange contribution from an exceptional $511 million in First Half 2009 to $203 million in First Half 2010. This was due to the increased competitiveness in the market driving market spreads lower. The Debt Markets contribution increased from $203 million in First Half 2009 to $245 million in First Half 2010. The Equities contribution also increased by $13 million.

First Half 2010 — Second Half 2009

WIB Markets income increased $92 million (25%). The contribution from all businesses increased with Foreign Exchange, Debt Markets and Equities contributions higher by $43 million, $17 million and $32 million respectively.

WIB Markets Value at Risk (VaR)(2)

The higher WIB Markets trading income was derived from similar levels of VaR when compared to prior periods.

Average VaR for First Half 2010 was $8.8 million compared to $10.6 million for Second Half 2009 and $9.3 million for First Half 2009.

(1)       Total WIB Markets income includes income from sales and trading operations in Debt Markets, Foreign Exchange and Commodities, Carbon and Energy (FX and CCE), and Equity Derivatives within the Institutional Bank.

(2)       VaR measures the potential size of loss given confidence level. Volatility is a key component.

Review of Group Operations (continued)

4.2.3            Operating Expenses

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Salaries and other staff expenses	(1,931)	(1,879)	(1,865)	(3)	(4)
Equipment and occupancy expenses	(513)	(496)	(463)	(3)	(11)
Other expenses	(994)	(1,010)	(1,027)	2	3
Total expenses	(3,438)	(3,385)	(3,355)	(2)	(2)

First Half 2010 — First Half 2009

Operating expenses increased 2%, or $83 million, compared to First Half 2009.

Salaries and Other Staff Expenses

Salaries and other staff expenses increased 4% or $66 million due to:

•                  Increased salary costs associated with additional customer facing employees in Westpac RBB and additional employees to support technology projects, with limited general fixed salary increases for branch and operations employees and no salary increases for executives in First Half 2010;

•                  Increased bonus and incentive accruals as a result of improving financial performance ($11 million);

•                  The Group’s increased superannuation costs ($13 million); and

•                  Additional costs associated with business restructures ($8 million).

The above increases were partially offset by a decrease in FTE from the realisation of merger synergies, predominantly in support and head office functions.

Equipment and Occupancy Expenses

Equipment and occupancy expenses increased 11% or $50 million compared to First Half 2009. This was driven by increased occupancy costs following rental increases and refurbishment and expansion of Westpac RBB and St.George Bank branches ($14 million), and additional software amortisation expenses ($41 million), which included $16 million of write-offs in First Half 2010.

Other Expenses

Other expenses were down 3% or $33 million compared to First Half 2009 due to a reduction in credit card reward point costs of $98 million following the spike in reward point redemptions in First Half 2009 driven by the Qantas Frequent Flyer withdrawal from the Altitude credit card loyalty program. This decline was offset by increased purchased services ($82 million) and higher advertising costs ($6 million). The purchased services increase predominantly relates to additional project spend of $48 million (relating to internet banking, distribution systems, data centres and testing capabilities), and $19 million of benefit from litigation settlement and scheme refunds in First Half 2009 that were not repeated.

Review of Group Operations (continued)

First Half 2010 — Second Half 2009

Operating expenses increased 2%, or $53 million, compared to Second Half 2009.

Salaries and Other Staff Expenses

Salaries and other staff expenses increased 3% or $52 million due to general fixed salary increases for branch and operations employees, the impact of higher employee bonus accruals and the Group’s increased superannuation costs. These increases were partly offset by: a decrease in average FTE across the group as merger synergies were delivered, holding fixed executive salaries constant in First Half 2010; and, the impact of costs associated with business restructures incurred in the Second Half 2009, which were not repeated in First Half 2010.

Equipment and Occupancy Expenses

Equipment and occupancy expenses increased 3% or $17 million compared to Second Half 2009. This was driven by increased occupancy costs following CPI rental increases and refurbishment, and expansion of Westpac RBB and St.George Bank branches ($11 million) and additional software amortisation expense ($14 million).

Other Expenses

Other expenses were down 2% or $16 million compared to Second Half 2009, with higher credit card loyalty costs ($8 million) more than offset by lower non-lending losses ($12 million) and lower amortisation of deferred expenditure ($9 million).

Capitalised Software

First Half 2010 — First Half 2009

The capitalised software balance for The Westpac Group increased $48 million to $634 million as at 31 March 2010. Key increases in the balance (net of amortisation) included:

•                  Projects to improve our front end distribution systems ($13 million);

•                  Upgrading and refreshing various banking and infrastructure systems ($48 million);

•                  Investment to consolidate the enterprise payments system and operations and enhanced efficiency through automation in payments processing ($20 million); and

•                  Further compliance investment including Anti-Money Laundering (AML) ($7 million).

These increases were offset by amortisation of previous year investments and the write down of 3 small systems ($16 million).

First Half 2010 — Second Half 2009

Capitalised software balances increased by $5 million to $634 million as at 31 March 2010. Growth in the balance slowed as more project expenditure was directly expensed, amortisation from prior period expenditure increased and a $16 million write down from 3 small systems was incurred.

Review of Group Operations (continued)

Full Time Equivalent Employees (FTE)

Analysis of movement in FTE	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Permanent employees	34,303	34,189	34,846	—	(2)
Temporary employees	3,143	2,843	2,411	11	30
Total employees	37,446	37,032	37,257	1	1
Integration employees(1)	601	833	524	(28)	15
Reported FTE	36,845	36,199	36,733	2	—
Average Reported FTE	36,188	36,533	36,727	(1)	(1)

First Half 2010 — First Half 2009

Reported FTE increased by 112 to 36,845 with the major changes being:

•                  An increase of 185 FTE in BTFG primarily to support business growth in Advice and Insurance;

•                  An additional 304 FTE in Technology to support Group projects;

•                  An increase of 93 FTE in Pacific Banking related to in-sourcing of technology support and additional FTE in PNG;

•                  A reduction of 24 FTE in Westpac RBB driven by productivity initiatives in Customer Service Centres partially offset by continued investment in distribution including the increase of over 500 in specialist relationship bankers and other customer serving employees; and

•                  Reductions in WIB (74 FTE), New Zealand (42 FTE), and Product and Operations (331 FTE) due to efficiency projects and merger savings.

First Half 2010 — Second Half 2009

Reported FTE increased 646 compared with Second Half 2009, changes included:

•                  An increase of 129 FTE in BTFG primarily to support business growth in Advice and Insurance;

•                  An increase of 75 FTE in Pacific Banking related to in-sourcing of technology support and additional FTE in PNG;

•                  An increase of 295 FTE across Technology and Product and Operations, to support group projects; and

•                  Increase in Westpac RBB (81 FTE) and St.George Bank (50 FTE), driven by projects and an increase in customer facing employees.

Integration FTE

Integration FTE increased by 77 compared to First Half 2009 and reduced by 232 compared to Second Half 2009. The reduction on Second Half 2009 was the result of several large integration projects being successfully completed. The cost of these FTE is included in the merger transaction and integration expense Cash Earnings adjustments. These projects are outlined in Section 4.8.

(1)       Across the Group a total of 601 employees are engaged with the merger as at 31 March 2010.

Review of Group Operations (continued)

4.2.4            Impairment Charges

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
New IAPs	(637)	(1,084)	(1,030)	41	38
Write-backs	136	70	36	94	large
Recoveries	21	31	18	(32)	17
Total IAP, write-backs and recoveries	(480)	(983)	(976)	51	51
Write-offs	(315)	(371)	(281)	15	(12)
Other changes in CAPs	(84)	(327)	(354)	74	76
Total new CAPs	(399)	(698)	(635)	43	37
Total impairment charges	(879)	(1,681)	(1,611)	48	45

Impairment charges declined significantly in First Half 2010, as the increase in stress associated with the GFC and the economic slowdown abated. Most of the reduction has been due to fewer individually assessed provisions from larger institutional and corporate companies. These companies were first to feel the effects of the financial crisis and have been the first to benefit from the improved operating environment.

New collectively assessed provisions were also lower as the incidence of new stress has declined and the de-gearing by some corporates has improved their risk grading and reduced exposures. This has enabled some collective provisions to be released. There was no change in the economic overlay over the half.

While impairment charges have reduced significantly, they still remain elevated given more companies are being downgraded than upgraded. Importantly, of the companies being downgraded most were already identified as stressed. Consumer impairment charges including write-offs remain at a higher level than experienced prior to the GFC. This is principally due to the lagged impacts of the economic slowdown and from higher interest rates.

In First Half 2010 The Westpac Group made no change in its economic overlay with the balance unchanged at $502 million. More than half the balance of the economic overlay relates to provisions established through the GFC. While the operating environment has improved, some sectors remain fragile and Westpac has decided to maintain a conservative stance and not change the overlay at this time. Westpac conducts detailed reviews of its economic overlays every six months and a further review will be undertaken in the Second Half 2010.

First Half 2010 — First Half 2009

Total impairment charges of $879 million for First Half 2010 were down 45% from First Half 2009, and represented 37 basis points of average gross loans.

Key movements were:

New individually assessed provisions for First Half 2010 of $637 million were $393 million lower principally due to:

•                  For WIB the new individually assessed charge of $255 million was $492 million lower from the absence of any new large corporate impairment charges and no repeat of the margin lending losses recorded in First Half 2009;

•                  In Westpac RBB, new individually assessed provisions of $114 million were $45 million higher principally from the lagged effect of the softer economic environment on small and medium businesses. In First Half 2009, the GFC had little impact on this sector;

•                  In St.George, new individually assessed provisions of $166 million were $37 million higher given increased stress in the commercial property segment. The change in the provision charge was small given the strong security supporting the exposures; and

•                  New individually assessed provisions in New Zealand of $99 million were $26 million higher than First Half 2009 as some companies previously identified as stressed were downgraded to impaired.

The Group also benefited from higher write-backs and recoveries, principally from a positive reassessment of some security values from the improving operating environment.

Review of Group Operations (continued)

New collectively assessed provisions of $399 million were $236 million lower (down 37%) over First Half 2009. The Group regularly updates certain factors in its provisioning models to reflect model enhancements and increased or improved data. In First Half 2010, the Group processed a number of these factor changes. In aggregate, the changes had a small impact on new collectively assessed provisions but had a more significant impact on some divisions. The most significant movements were in WIB which had a $79 million benefit and New Zealand a negative impact of $48 million.

New collectively assessed provisions of $399 million were $236 million lower and included:

•                  WIB had a write-back of collective provision in First Half 2010 of $103 million which was $277 million lower than the First Half 2009 charge. The positive contribution was due to the reduction in lending and a few companies moving from watchlist back to fully performing following equity raisings over the half. These movements allowed some collective provisions to be released;

•                  In Westpac RBB, consumer asset quality deteriorated over the half from the delayed impact of the financial crisis, slightly higher unemployment and rising interest rates. This has led to an increase in consumer write-offs direct and, combined with factor changes, led to a $54 million rise in new collectively assessed provisions to $224 million compared to First Half 2009;

•                  New collectively assessed provisions of $186 million in St.George were $109 million higher over First Half 2009. The rise was due to higher write-offs direct in personal lending and credit cards and a further deterioration in the commercial property portfolio over the half;

•                  In New Zealand, new collectively assessed provisions of $83 million were little changed over First Half 2009 at just $4 million lower. The higher factor changes were offset by companies moving to impaired, and an associated movement of provisions from collective to individually assessed; and

•                  There was no further addition to the economic overlay in First Half 2010 following the $120 million raised in First Half 2009.

First Half 2010 — Second Half 2009

Similar to the performance over the year, total impairment charges for the half were down 48% on Second Half 2009 although the composition of the movement across businesses was different.

Key movements were:

New individually assessed provision charges were $447 million lower over Second Half 2009 principally due to:

•                  WIB $109 million lower, due to the absence of any large individually significant impairment charges;

•                  In Westpac RBB, individually assessed provision charges were $31 million lower, principally in the business portfolio;

•                  St.George individually assessed provisions were $113 million lower over the prior period. Second Half 2009 was characterised by a significant deterioration in commercial property with security values falling. With the commercial property sector stabilising in First Half 2010, new individual provisions were lower; and

•                  In Second Half 2009, New Zealand encountered two large problem facilities which required IAPs of $174m. The absence of these provisions led to a $186 million improvement in individually assessed provision charges.

Write-backs and recoveries were $56 million better than Second Half 2009 resulting from the improved operating environment.

New collectively assessed provisions were $299 million lower with the factor changes detailed above having a similar impact. Key changes included:

•                  The decline in new collectively assessed provisions for the Group was primarily due to a $385 million reduction in WIB. The Second Half 2009 saw a large increase in collective provisions for both commercial property and margin lending and these were not repeated in First Half 2010. Benefits from recapitalisations and factor changes also contributed to the significant reduction;

•                  In Westpac RBB a more modest deterioration in the portfolio than experienced in Second Half 2009 offset the impact of factor changes which led to a $1 million reduction in new collectively assessed provisions;

•                  New collectively assessed provisions in St.George were $56 million higher than Second Half 2009 from a small rise in consumer stress and additional provisions required for commercial property lending as some facilities were further downgraded; and

•                  The factor changes of $48 million largely accounted for $40 million rise in New Zealand new collectively assessed provisions over Second Half 2009.

Review of Group Operations (continued)

4.2.5            Tax Expense

First Half 2010 — First Half 2009

The effective tax rate of 29.9% is 20 basis points lower than First Half 2009.

First Half 2010 — Second Half 2009

The effective tax rate of 29.9% is 30 basis points lower than Second Half 2009.

4.2.6            Non-Controlling Interests

The non-controlling interests primarily represents distributions on hybrid equity instruments 2003 TPS(1) and 2006 TPS(1), as well as other non-controlling interests, including the 40% portion of BTIM that Westpac does not own.

Non-controlling interests of $32 million for First Half 2010 was $2 million higher than the $30 million for Second Half 2009 and decreased $9 million on First Half 2009.

The $2 million increase for First Half 2010 compared to Second Half 2009 is primarily due to increased earnings in BTIM and a higher interest rate in Australia impacting distributions on 2006 TPS. This increase was partially offset by the weakening of the United States dollar (US$) against the A$ on the distributions paid on our 2003 TPS hybrid equity instruments.

The $9 million decrease for First Half 2010 compared to First Half 2009 is primarily due to the deterioration of the US$ against the A$.

(1)       Non-controlling interests include distributions on 2003 TPS and 2006 TPS.

•                  There were 750,000 TPS 2003 issued in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. From, and including, 30 September 2013 the 2003 TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) payable in arrears at a floating rate of LIBOR plus 2.05% per year.

•                  Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during the half year ended 31 March 2010.) After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

Review of Group Operations (continued)

4.3                     Credit Quality

First Half 2010 marked a material change in the asset quality environment. While Full Year 2009 was characterised by uncertainty and deteriorating portfolio quality, First Half 2010 has been a period of portfolio stabilisation. In particular, an improved operating environment has assisted the financial health of both companies and consumers. New stress has declined particularly in the business portfolio.

With the stabilisation of the asset quality cycle the Group is now more focused on actively managing its existing stressed facilities rather than a further significant deterioration in the portfolio.

While operating conditions have improved, stressed assets have continued to rise and are now over 3 times larger than before the GFC. In addition, on average, more facilities had their credit rating downgraded than upgraded over the half. Importantly, where downgrades occurred, they were predominantly from companies that were already identified as stressed.

This slowing in the growth of new stress partly reflects the significant efforts over 2009 to identify problem facilities and to fully assess the sectors and regions most at risk. The rigor applied to this assessment, along with the Group’s relatively high provision cover, contributed to the reduction in impairment charges in First Half 2010.

Looking across key portfolio segments

The Institutional sector which was the most impacted by the GFC has also been the first sector to recover. No new large individual impairments were booked in First Half 2010, which was in contrast to First Half 2009 which saw a number of large single names become impaired. The sector also significantly benefited from highly active equity markets, which allowed some companies to raise capital to pay down debt and reduce gearing.

In corporate and commercial sectors, the improved environment has led to a significant reduction in new stress.

While new stress has eased, further downgrades in the corporate and commercial sectors continued to emerge over the half where customers’ income to support borrowings has been weak and/or security values have fallen. Commercial property continues to be the dominant source of new and downgraded stressed facilities.

Over the last 18 months the Group has sought to reduce its commercial property exposure and that continued over the half. The proportion of commercial property lending to gross loans has fallen, from a peak of 13% at 31 December 2008, to 9.6% at 31 March 2010.

The portion of the commercial property portfolio under stress has risen to 15% at 31 March 2010, from 12% at 30 September 2009. The increase in this ratio has in part been due to the decline in total commercial property lending.

The small business sector has performed solidly. Typically the last sector to feel the impact of an economic downturn, SME’s have benefited from relatively low unemployment and solid personal incomes, and this has assisted in minimising the impacts of slower growth.

Consumers have also continued to perform well through this cycle, with low interest rates and the fiscal stimulus assisting the sector. Actual losses and delinquencies have increased over the year, which is consistent with slightly higher unemployment and rising interest rates.

In New Zealand, the economy is improving however, because the downturn was more pronounced, the impact on business and consumer stress has been more severe. Stabilising the result has been that more companies have migrated from the Watchlist and Substandard category into Impaired. The more severe correction in asset prices has similarly led to a greater impact on the consumer sector, particularly in mortgages.

Key portfolio statistics

Stressed assets, as a proportion of total TCE, recorded a small increase (9 basis points) over the half to 3.18%. The key components of stressed assets include:

•             Impaired assets, as a proportion of TCE, increased to 63 basis points at 31 March 2010, from 57 basis points at 30 September 2009, due to a 14% rise in impaired assets. The majority of new impaired assets were in the commercial property sector from companies previously identified as Watchlist or Substandard. Over First Half 2010, there were modest, $125 million write-offs of impaired assets against impairment provisions. The impaired portfolio remains well provisioned with a coverage ratio of 43%, up from 39%.

Review of Group Operations (continued)

•             90 Days past due but well secured, as a proportion of TCE, increased 7 basis points over First Half 2010 to 36 basis points. This category includes a large portion of commercial property exposures that have very strong security but remain under stress.

•             Watchlist and Substandard facilities, as a proportion of TCE, declined 4 basis points over First Half 2010 to 219 basis points as the incidence of new stress abated and companies previously identified as Watchlist and Substandard were downgraded into the impaired or 90 Days past due categories.

In mortgages, 90 day delinquencies increased 3 basis points over the half to 40 basis points but remain modest and well below industry averages.

Other consumer delinquencies also increased over First Half 2010 to 1.34%, up from 1.04% as at 30 September 2009. The rise in stress reflects higher interest rates and the lagged impact of slowing growth in 2009, including a reduction in hours worked and higher unemployment. The increase in delinquencies also reflects a rise in customers that have been unable to bring their accounts into order after benefitting from a period of hardship assistance. The normal seasonal delinquency pattern also contributed to the rise in 90 day delinquencies.

New Zealand mortgage 90 day delinquencies changed little over the last 6 months but remain at a high level given the more protracted slow-down in that economy. A similar pattern is also evident in other consumer 90 day delinquencies, where the 90 day delinquency rate has declined a modest 2 basis points over the half but the level of stress remains higher than in Australia.

Westpac maintained its high provisioning coverage, with the ratio of collectively assessed provisions to credit risk weighted assets increasing 8 basis points over the last 6 months to 150 basis points at 31 March 2010. Collectively Assessed Provisions of $3,697 million include an economic overlay of $502 million. No change was made to the economic overlay in First Half 2010.

Review of Group Operations (continued)

4.3.1           Credit Quality Key Metrics

Stressed Exposures by Credit Grade as a % of Total Committed Exposures	Half Year March 10	Half Year Sept 09	Half Year March 09
Impaired	0.63%	0.57%	0.50%
90 days past due, well secured	0.36%	0.29%	0.29%
Watchlist and substandard	2.19%	2.23%	1.27%
Total Stressed Exposures	3.18%	3.09%	2.06%

Business and Institutional Impairments	Half Year March 10	Half Year Sept 09	Half Year March 09
Business impaired assets to divisional business total committed exposures:
Business Australia	1.87%	1.50%	0.88%
Business New Zealand	2.18%	1.44%	0.96%
Institutional	0.71%	0.64%	0.71%

Other Consumer Loans	Half Year March 10	Half Year Sept 09	Half Year March 09
90 days past due:
Group	1.34%	1.04%	1.25%
Australia	1.32%	0.99%	1.19%
New Zealand	1.54%	1.56%	1.91%

Mortgage Loans	Half Year March 10	Half Year Sept 09	Half Year March 09
90 days past due:
Group	0.40%	0.37%	0.51%
Australia	0.35%	0.32%	0.46%
New Zealand	0.75%	0.75%	0.82%

Other	Half Year March 10	Half Year Sept 09	Half Year March 09
Total impaired assets to gross loans	0.90%	0.81%	0.73%
Total impairment provisions to total impaired assets	43.1%	39.3%	48.4%
Total provisions to gross loans	110bps	101bps	99bps
Collectively assessed provisions to performing non-housing loans(1)	201bps	182bps	152bps
Collectively assessed provisions to risk weighted assets	127bps	121bps	110bps
Collectively assessed provisions to credit risk weighted assets	150bps	142bps	125bps
Total provisions to risk weighted assets	182bps	164bps	160bps

Other	Half Year March 10	Half Year Sept 09	Half Year March 09
Impairment charges to average loans annualised	37bps	73bps	73bps
Annualised write-offs to average loans	18bps	66bps	17bps

(1) Non-housing loans have been determined on a loan purpose basis.

Review of Group Operations (continued)

4.4                     Balance Sheet and Funding

4.4.1            Balance Sheet

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Assets
Cash	4,319	3,272	3,866	32	12
Receivables due from other financial institutions	9,642	9,974	12,796	(3)	(25)
Trading securities, financial assets and available-for-sale securities	54,020	47,807	47,172	13	15
Derivative financial instruments	26,482	33,187	50,877	(20)	(48)
Loans	474,644	463,459	448,872	2	6
Life insurance assets	12,393	12,384	10,635	—	17
Other assets	19,275	19,504	20,012	(1)	(4)
Total assets	600,775	589,587	594,230	2	1
Liabilities
Payables due to other financial institutions	8,299	9,235	11,842	(10)	(30)
Deposits	335,313	329,456	322,233	2	4
Trading liabilities and other financial liabilities designated at fair value	6,362	10,848	14,405	(41)	(56)
Derivative financial instruments	29,830	36,478	50,216	(18)	(41)
Debt issues and acceptances	151,674	133,024	125,109	14	21
Life insurance liabilities	11,761	11,737	10,039	—	17
Loan capital	9,691	11,138	12,271	(13)	(21)
Other liabilities	9,435	11,100	11,627	(15)	(19)
Total liabilities	562,365	553,016	557,742	2	1
Equity
Total equity attributable to owners of Westpac Banking Corporation	36,477	34,637	34,556	5	6
Non-controlling interests	1,933	1,934	1,932	—	—
Total equity	38,410	36,571	36,488	5	5

First Half 2010 — First Half 2009

Growth in assets was driven by loan growth and higher levels of Treasury liquid assets, offset by a reduction in derivative valuations. Growth in total liabilities was driven by Customer Deposit growth and term wholesale funding issues, partially offset by falls in derivative liabilities and trading liabilities. The key balance sheet movements can be attributed to:

•             6% growth in loans, with Australian housing contributing the majority of the increase;

•             An increase in Treasury liquid assets reflected in higher trading securities;

•             A lengthening of the wholesale funding profile through increased debt issues; and

•             Contraction in derivative assets and liabilities resulting from stabilisation of foreign exchange rates.

Assets

Receivables due from other financial institutions (down $3 billion)

Lower collateral placed was the primary driver of the decrease.

Trading assets, financial assets and available-for-sale securities (up $7 billion)

An increase in Treasury liquid assets has been the primary driver of increases in this category. This has consisted primarily of additional semi-government securities.

Derivative financial instruments (assets) (down $24 billion)

The contraction in derivative financial instruments is primarily due to the stabilisation of foreign exchange rates in First Half of 2010.

Review of Group Operations (continued)

Loans (up $26 billion)

The growth in loans has been primarily driven by a 18% increase in Australian housing. Decreases in business lending of 9% in Australia and 4% in New Zealand have offset this loan growth.

Liabilities

Deposits (up $13 billion)

The trend of increased retail deposits and reduced short-term funding has continued during First Half 2010. Australian Term Deposits have grown by 15%, while At Call accounts have remained relatively flat and Certificates of Deposits have fallen 11%.

Trading Liabilities and other financial liabilities (down $8 billion)

This decrease is primarily the result of a lower level of securities sold under repurchase agreements.

Derivative financial instruments (liabilities) (down $20 billion)

The reduction in derivative financial instruments is primarily due to the stabilisation of foreign exchange rates.

Debt Issues (up $27 billion)

The increase in debt issues is the result of a focus on lengthening the term wholesale funding portfolio.

Loan Capital (down $3 billion)

The decrease is primarily due to the redemption of subordinated notes and the impact of exchange rates.

Other Liabilities (down $2 billion)

Primary drivers of this decrease are a decline in current tax liabilities, lower accrued expenses and a reduction in the Group’s superannuation obligations.

First Half 2010 — Second Half 2009

The key movements in the balance sheet generally reflected similar themes that impacted the movements from First Half 2010 to First Half 2009. These include:

Assets

Trading assets, financial assets and available-for-sale securities (up $6 billion)

First Half 2010 saw a large increase in the Treasury liquid assets.

Derivative financial instruments (assets) (down $7 billion)

The decline is primarily attributable to the impact of interest rates and foreign exchange movements.

Loans (up $11 billion)

Australian housing grew 8% during First Half 2010. Business lending continued to contract, predominantly in the WIB business.

Liabilities

Deposits (up $6 billion)

Term Deposit grew substantially, up 17%, however this was offset by a reduction in At Call deposits of 7%. Certificates of Deposit also fell 8%.

Trading liabilities and other financial liabilities (down $4 billion)

Securities sold under agreements to repurchase continued to decrease in this period.

Derivative financial instruments (liabilities) (down $7 billion)

The decline is primarily attributable to the impact of interest rates and foreign exchange movements.

Debt Issues (up $19 billion)

The Group continued to lengthen its longer-term wholesale funding profile in First Half 2010.

Review of Group Operations (continued)

4.4.2            Funding

Funding View of the Balance Sheet(1)

	As at 31 March 2010
$m	Liquid Assets		Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	79,732		—	—	458,900	62,143	600,775
Total liabilities	—		(271,602)	(229,653)	—	(61,110)	(562,365)
Total equity	—		—	(1,933)	(37,071)	594	(38,410)
Total	79,732		(271,602)	(231,586)	421,829	1,627	—
Net customer loans	34,324	(2)	—	—	440,320	—	474,644

	As at 30 Sept 2009
	Liquid Assets		Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	78,607		—	—	441,024	69,956	589,587
Total liabilities	(4,951)		(267,293)	(211,284)	—	(69,488)	(553,016)
Total equity	—		—	(1,934)	(35,074)	437	(36,571)
Total	73,656		(267,293)	(213,218)	405,950	905	—
Net customer loans	40,138	(2)	—	—	423,321	—	463,459

	As at 31 March 2009
	Liquid Assets		Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total

Total assets	73,917		—	—	433,807	86,506	594,230
Total liabilities	(11,689)		(256,808)	(208,643)	—	(80,602)	(557,742)
Total equity	—		—	(1,932)	(34,646)	90	(36,488)
Total	62,228		(256,808)	(210,575)	399,161	5,994	—
Net customer loans	33,328	(2)	—	—	415,544	—	448,872

Deposits to Net Loans Ratio

	As at 31 March 2010		As at 30 Sept 2009		As at 31 March 2009
	$m	%	$m	%	$m	%
Customer deposits	271,602		267,293		256,808
Net customer loans	474,644	57%	463,459	58%	448,872	57%

Over the 12 months to 31 March 2010 growth in liquid assets ($18 billion) and customer franchise ($23 billion) have been funded by higher Customer Deposits ($15 billion) and increased wholesale borrowings, predominantly term wholesale borrowings ($21 billion).

This has resulted in the deposits to loan ratio remaining above 57% over the 12 month period.

(1) Refer to Section 6 Note 23 for a detailed analysis of the funding view of the balance sheet. Liquid assets are defined as assets that are eligible for re-purchase agreements with the Reserve Bank.

(2) Liquid assets in net consumer loans include internally securitised assets that are eligible for re-purchase agreements with the Reserve Bank at ninety percent of the value.

Review of Group Operations (continued)

Funding by Residual Maturity

	As at 31 March 2010		As at 30 Sept 2009		As at 31 March 2009
	$m	Funding Ratio %	$m	Funding Ratio %	$m	Funding Ratio %
Customer deposits	271,602	50	267,293	52	256,808	51
Wholesale funding - residual maturity
Securitisation	13,596	3	14,141	3	19,164	4
Greater than 12 months	104,230	19	81,819	16	74,776	15
Equity(1)	37,071	7	35,074	7	34,646	7
Stable Funding Ratio (SFR)	426,499	79	398,327	78	385,394	77
6 to 12 months	24,146	4	18,291	3	15,897	3
Less than 6 months(2)	89,614	17	98,967	19	100,738	20
Short term wholesale funding	113,760	21	117,258	22	116,635	23
Total funding(3)	540,259	100	515,585	100	502,029	100

The Westpac Group’s funding supports the provision of loans and working capital to customers as well as its holdings of liquid assets. As at 31 March 2010 total funding was $540 billion, an increase of 8% from 31 March 2009. During First Half 2010 the methodology used to calculate total funding requirements and component contributions was modified to include Equity and exclude Excess Liquid Assets. This moves The Westpac Group disclosures toward proposed disclosures issued by the Basel Committee in December 2009. Comparatives have been restated for this change.

The Westpac Group monitors and sets targets on the composition and stability of its funding base. This includes a target of greater than 75% for the stable funding ratio. Stable funding includes Customer Deposits, wholesale term funding with residual contractual maturity greater than 12 months, equity and securitisation. Recognising the dynamic nature of wholesale markets, the Group seeks to maintain access to a broad range of wholesale markets.

Over the last twelve months The Westpac Group has strengthened its funding base by lengthening the average tenor of long term wholesale funding. This increased long term wholesale funding together with a slight contraction in the proportion of total funding provided by Customer Deposits has seen the stable funding ratio improve to 79% from 77%, with the contribution from wholesale funding with a residual maturity greater than 12 months increasing by 4 percentage points. As a result the Group’s overall short term wholesale funding contracted by 2 percentage points.

The growth in the stable funding ratio was driven by Term Deposits and $29 billion of long term wholesale issuance over the 6 months to 31 March 2010. The use of the Australian and New Zealand government guarantees reduced over the period, with government guaranteed issuance in the last 6 months predominantly the result of reverse enquiries, where investor-requested deals were guaranteed. As outlined further in Other Regulatory Developments the government guarantee has been withdrawn in Australia from 31 March 2010 and was withdrawn in New Zealand from 30 April 2010.

Over the last 12 months our access to wholesale funding markets has been strong, with issuance occurring in Australia, Japan, United States, United Kingdom, Hong Kong, New Zealand, Singapore, Canada and Europe. The Westpac Group was the first major Australian bank to access the mortgage backed security market since the onset of the GFC, with its $2.0 billion transaction in December 2009. The average duration of wholesale term funding raised in the First Half 2010 was 5.0 years versus Second Half 2009 for 4.7 years and 3.6 years for First Half 2009. At 31 March 2010 offshore wholesale funding represented 25% of total funding and 55% of this has a term greater than one year.

Highly liquid assets that qualify as eligible collateral for repurchase agreements with the Reserve Bank have increased by $18 billion to $80 billion over the last 12 months, as we focussed on strengthening our liquidity position.

The impact of draft prudential liquidity changes is discussed in Other Regulatory Developments (Section 4.6).

(1) Equity less FX translation, Available for Sale Securities and Cash Flow Hedging Reserves.

(2) Excludes netting of excess liquid assets deducted under previous methodology.

(3) Including Equity as described in Note 1. Hybrids in the amount of $1.9 billion have been included in wholesale funding.

Review of Group Operations (continued)

4.5                     Capital and Dividends

Basel II	31 March 2010	30 September 2009	31 March 2009	Target Range(1)
Tier 1/RWA(2)	8.6%	8.1%	8.4%	6.75%-7.75%
TRC(3)/RWA	10.8%	10.8%	11.4%	9.75%-10.75%
RWA ($m)	290,097	288,739	280,029	n/a

Tier 1 movement for the half year ended 31 March 2010

The Westpac Group’s Tier 1 capital ratio of 8.64% at 31 March 2010 was 53 basis points higher than the 30 September 2009 Tier 1 ratio. The higher ratio was principally due to higher Cash Earnings and low growth in risk weighted assets (RWA). The key drivers of the increase in the Tier 1 ratio over the period included:

•                     First Half 2010 Cash Earnings of $3.0 billion added 103 basis points;

•                     Dividends payable, net of the estimated DRP for the interim dividend, reduced Tier 1 by 49 basis points;

•                     Risk weighted assets reduced Tier 1 by 4 basis points with an increase in RWA for Interest Rate Risk in the Banking Book (IRRBB) and operational risk offset by a reduction in credit risk weighted assets, and lower RWA for equity risk (1 basis point);

•                     Other reductions to Tier 1 capital included a higher deduction for retained earnings in non-consolidated subsidiaries(4) (11 basis points), merger related costs (4 basis points) and foreign currency translation reserve (2 basis points). These were partially offset by a lower deduction for deferred tax assets, mainly relating to financial market instruments (10 basis points) and benefit from release of New Zealand structured finance tax provision (4 basis points);

•                     Capital deductions related to regulatory expected loss and general reserve for credit losses reduced the Tier 1 ratio by 1 basis point;

•                     New capital issued includes the higher than estimated dividend reinvestment participation for 2009 (4 basis points), shares issued under various incentive plans, including employee share plans (3 basis points); and

•                     Within Tier 1 capital core capital also increased, rising 54 basis points to 7.11%. Total regulatory capital increased by 4 basis points to 10.82%. Growth in total regulatory capital was impacted by the redemption of subordinated debt instruments.

(1) Our target ranges indicate the likely capital ratio that will be maintained in normal business circumstances. Current market conditions and the uncertainty around pending regulatory changes see us operating above our target range.

(2) Risk weighted assets.

(3) Total regulatory capital.

(4) These subsidiaries are consolidated for statutory accounting purposes but are not consolidated into the banking group for regulatory capital purpose.

Review of Group Operations (continued)

Risk Weighted Assets

	Loans (per Section 6)			Basel II (Advanced / Standardised) RWA
$m	As at 31 March 2010	As at 30 Sept 2009	%Mov’t Sept 09- Mar 10	As at 31 March 2010	As at 30 Sept 2009	%Mov’t Sept 09- Mar 10
Business purposes
On-balance sheet	153,875	164,713	(7)	120,797	125,225	(4)
Off-balance sheet	—	—	—	35,395	37,455	(5)
Total business purposes	153,875	164,713	(7)	156,192	162,680	(4)
Consumer purposes
On-balance sheet(1)	325,702	303,130	7	84,528	78,509	8
Off-balance sheet(1)	—	—	—	5,660	5,490	3
Total consumer purposes	325,702	303,130	7	90,188	83,999	7
Provision for impairment	(4,933)	(4,384)	(13)	—	—	—
Total credit risk	474,644	463,459	2	246,380	246,679	—
(% of total RWA)				85%	85%	—

Total on-balance sheet credit risk				205,325	203,734	1
Total off-balance sheet credit risk				41,055	42,945	(4)

Equity risk				996	1,331	(25)
Market risk				6,707	6,838	(2)
Operational risk				22,624	21,725	4
IRRBB				10,573	9,624	10
Other assets				2,817	2,542	11
Total non-credit				43,717	42,060	4
(% of total RWA)				15%	15%	—
	474,644	463,459	2	290,097	288,739	—

The Westpac Group’s RWA was little changed over the First Half 2010. Movements in RWA were driven by the following factors:

•                     Credit risk RWA was little changed over the half with virtually all increases in lending recorded in lower risk mortgages while higher risk business lending declined. Components of credit RWA included;

•            Business RWA fell by 4%, largely due to reductions in loan volumes of 7% offset by a modest deterioration in credit quality among stressed assets;

•             Consumer RWA increased 7% with loans increasing at the same rate. The strong growth in loans was mostly driven by home lending;

•                     The decrease in equity risk was primarily due to a reduction in investment holdings;

•                     The increase in Interest Rate Risk in the Banking Book (IRRBB) risk weighted assets was mainly due to a reduction in the value of embedded gains as interest rates increased; and

•                     The increase in Operational risk weighted assets was due to an increase in capital required by St.George, which is measured according to the Standardised approach, and a one-off modelling impact for Westpac New Zealand.

(1) Pacific Banking’s RWA are classified as consumer. RWA in Pacific Banking are calculated using the Standardised approach.

Review of Group Operations (continued)

Dividends

Ordinary dividend (cents per share)	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009
Interim (fully franked) - determined dividend	65	—	56
Final (fully franked)	—	60	—
	65	60	56

The Directors have declared a fully franked dividend of 65 cents per share, an increase of 9 cents per share or 16% over the First Half 2009.

The interim dividend represents a payout ratio of 64.8% on a Cash Earnings basis.

Our ability to continue to frank dividends remains very strong, with our adjusted franking account balance which allows for the reduction in franking credits for the interim dividend, at $1,973 million as at 31 March 2010.

Dividend Reinvestment Plan (DRP)

The Board has determined to satisfy the DRP for the 2010 interim dividend via the issuance of shares.

The Board has also determined that in relation to the 2010 interim dividend, the Market Price at which shares will be issued under the DRP will not include a discount. The pricing period for setting the Market Price will be the 10 trading days commencing 25 May 2010.

Core Capital Activity during First Half 2010

There was no core capital activity during the First Half 2010.

Hybrid Tier 1 Capital

As at 31 March 2010, Westpac had $4.4 billion of Residual Tier 1 capital instruments on issue. There was no movement in Residual Tier 1 capital during First Half 2010.

Total Residual Tier 1 capital represents 18% of total Tier 1 capital at 31 March 2010.

Exchange Rate Risk on Future NZ$ Earnings

Westpac’s policy in relation to the hedging of the future earnings of our New Zealand retail business is to manage the economic risk where Westpac believes there is a strong likelihood of significant adverse movements to the A$/NZ$ exchange rate. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged. Hedges are executed on a pre-tax basis.

At 31 March 2010, 4 months of forecast New Zealand earnings have been hedged. Outstanding hedges have an average rate of 1.2040 (including forward points).

Review of Group Operations (continued)

Capital Deduction for Regulatory Expected Credit Loss

For capital adequacy purposes APRA requires the amount of Basel expected credit losses in excess of eligible provisions to be deducted from capital. The following table shows how the deduction is calculated. In applying the capital deduction, 50% is deducted from Tier 1 capital and 50% is deducted from Tier 2 capital.

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 6 Note 12)	5,273	4,734	4,483
plus general reserve for credit losses adjustment	—	—	—
less ineligible provisions(1)	(1,845)	(1,643)	(1,368)
less certain deferred tax assets	(653)	(619)	(560)
Total eligible provisions	2,775	2,472	2,555
Regulatory expected loss(2)	3,579	3,231	3,331
Capital deduction for shortfall in provisions for regulatory expected losses	(804)	(759)	(776)
Deducted from Capital as follows:
Tier 1 reduction	(402)	(379)	(388)
Tier 2 reduction	(402)	(379)	(388)

(1)       Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures.

(2)       Regulatory expected loss is calculated for portfolios subject to the Basel advanced IRB approach to credit risk.

Review of Group Operations (continued)

4.6                     Other Regulatory Developments

Australian government guarantee scheme

On 7 February 2010, the Australian Government announced that the Guarantee Scheme for Large Deposits and Wholesale Funding (the Guarantee Scheme) would close to new liabilities from 31 March 2010. The Guarantee Scheme, originally announced in October 2008, provided a guarantee facility for deposits of amounts over $1 million and wholesale funding of an eligible ADI, in return for a fee payable by the eligible ADI.

Deposit balances above $1 million covered by the Guarantee Scheme as at 31 March 2010 will be covered until maturity (for Term Deposits) or until October 2015 (for at call deposits). For at call deposits, the amount covered will be capped at the closing guaranteed amount on 31 March 2010. Deposits and interest payments after this date will only be covered (up to the capped amount) if the guaranteed balance has fallen below the capped amount. For Term Deposits, interest due after 31 March 2010 will be guaranteed to maturity. Statutory trust accounts will be treated in the same way as other large deposits. Guaranteed wholesale liabilities as at 31 March 2010 will also be guaranteed to the earlier of maturity or five years.

Guarantee Scheme fees based on eligible ADIs’ long term credit rating will continue to apply throughout the period for which the guarantee applies to the respective deposits. ADIs administer this fee on behalf of the Australian Government. At Westpac this fee is calculated daily and paid monthly in arrears. The monthly payment is calculated on the basis of the funds to be guaranteed, multiplied by the Guarantee Scheme fee. The Guarantee Scheme fee applicable to Westpac, based on its current long term rating by Standard and Poor’s of AA, is 70 basis points or (0.70%) per annum. The fee waiver for guaranteed amounts held in statutory trust accounts will continue to apply.

The closure of the Guarantee Scheme does not affect the Financial Claims Scheme (FCS), administered by the Australian Prudential Regulation Authority (APRA), which will continue to provide depositors a free guarantee of deposits up to and including $1 million in eligible ADIs. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain of APRA’s financial claims scheme costs connected with the ADI. The levy is imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. The $1 million FCS cap will be reviewed by the Australian Government in October 2011.

New Zealand government guarantee scheme

Westpac New Zealand Limited (WNZL) opted into the NZ deposit guarantee scheme that the NZ Government originally announced on 12 October 2008. The scheme was for a two year period from that date. WNZL entered into a Crown Deed of Guarantee on 11 November 2008, which was amended by a Supplemental Deed dated 24 November 2008. The Crown withdrew the original deed in respect of indebtedness incurred on or after 1 January 2010 and entered into a revised deed of guarantee with WNZL dated 16 December 2009.The expiry date of the scheme remains 12 October 2010.

The NZ deposit guarantee extends to debt securities issued by WNZL in any currency (which includes deposits and other amounts lent to WNZL), other than debt securities issued to excluded creditors such as financial institutions and related parties of a participating entity. It does not extend to subordinated debt obligations. The debt securities covered by the NZ deposit guarantees are limited to an amount of NZ$1 million per creditor per approved institution. Under the original NZ deposit guarantee, WNZL was required to pay a fee of 10 basis points (or 0.1%) on the amounts owing to creditors covered by that guarantee to the extent that amount exceeded NZ$5 billion as at 12 October 2008. A similar additional fee was payable in respect of the position as at 12 October 2009.

On 25 August 2009 the Crown announced an extension of the deposit guarantee scheme. The extension scheme is effectively a new scheme that will commence on 12 October 2010 and end on 31 December 2011. Institutions must re-apply to have a guarantee under the extension scheme. As at the date of this report, WNZL and Westpac Banking Corporation’s NZ Branch have not applied for the extension scheme.

On 1 November 2008, the New Zealand Government announced details of a wholesale funding guarantee facility (Facility) to investment-grade financial institutions that have substantial New Zealand borrowing and lending operations. The Crown entered into a Crown Wholesale Funding Guarantee Facility Deed with WNZL on 23 February 2009 and has provided a Crown Wholesale Funding Guarantee in respect of WNZL dated the same date. The Facility operated on an opt-in basis, by institution and by instrument. Wholesale funding liabilities of WNZL (which could include amounts guaranteed by WNZL) only have the benefit of the Facility where a Guarantee Eligibility Certificate has been issued in respect of those liabilities. Copies of the Guarantee Eligibility Certificates issued in respect of WNZL obligations are available on the NZ Treasury internet site. A guarantee fee is charged for each Guarantee Eligibility Certificate issued under the Facility, differentiated by the credit rating of the issuer of the relevant securities, the term of the security being guaranteed and, in the case of issues with terms of more than one year, between New Zealand dollar and non-New Zealand dollar issues. The maximum term of securities guaranteed is five years.

Review of Group Operations (continued)

The Facility closed on 30 April 2010. From that time no new Guarantee Eligibility Certificates will be issued but existing guaranteed liabilities will not be affected. Westpac Banking Corporation’s New Zealand Branch did not participate in the scheme.

Further information about the NZ deposit guarantee and the Facility may be obtained from WNZL’s General Short Form Disclosure Statement for the three months ended 31 December 2009 and the New Zealand Treasury internet site ‘www.treasury.govt.nz’.

Liquidity

On 17 December 2009 the Basel Committee on Banking Supervision (BCBS) released a consultative document titled “International framework for liquidity risk measurement, standards and monitoring”. The BCBS intends to release final standards by December 2010, with implementation by national jurisdictions before December 2012.

APRA has indicated that it will release revised liquidity standards for consultation following the finalisation of the BCBS standards. It is expected that APRA will release final standards by December 2011.

A consultation process and Quantitative Impact Study is currently being undertaken by the BCBS and details of the proposed enhanced liquidity requirements may change through that process. Until there is greater clarity regarding the new prudential requirements, any impact on Westpac cannot be determined.

Capital

It is currently anticipated that APRA amendments to the methodology for calculating risk-weighted assets for market risk in the bank trading books will be implemented from 1 January 2011. The final version of these changes is expected during 2010. It is likely that the new methodology will increase the risk-weighted assets reported for market risk.

On 17 December 2009 the BCBS also released a consultative document titled “Strengthening the resilience of the banking sector”. New prudential requirements for regulatory capital and the measurement of risk-weighted assets are expected to be released by December 2010, with implementation targeted for the end of 2012. At this stage, it is uncertain how many of the proposed changes in the consultative document will be translated into prudential requirements for banks and for supervisors. Until there is greater clarity, any impact on Westpac cannot be determined.

Further standards are anticipated from the BCBS during 2010, with attention expected to be paid to the prudential requirements for systemically important banks, including Westpac.

Tax Developments

The Australian Federal Government commissioned Australia’s Future Tax System Review (the Review) which is a comprehensive review of the Australian taxation system (except GST), chaired by the Secretary to the Treasurer, Dr Ken Henry AC.

On 2 May 2010 the Federal Government released the Review and its initial response. A large proportion of the Review’s 138 recommendations are not dealt with in the Government’s initial response. Of the recommendations addressed in its initial response, the Government recommends reducing the company tax rate to 29% for the 2013-2014 income year and to 28% from the 2014-15 income year (28% for small business by 2012), and the gradual increase of the employers’ compulsory superannuation guarantee from 9% to 12% by 2020. Detail of these proposed reforms, and the Government’s response to the other recommendations, are expected to be released progressively. Until further detail is released, and any changes to the law finalised, any impact on Westpac cannot be determined.

Changes to Accounting Standards

In further response to the GFC, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, loan-loss provisioning, off-balance sheet exposures and the impairment and valuation of financial assets. The Group expects that there will be a number of new standards issued in calendar years 2010 and 2011 and that these may require changes to our current accounting approaches.

Review of Group Operations (continued)

Further Regulatory Developments

The Australian Federal Government has embarked on a program of regulatory reform, which will affect Westpac. This includes:

•                  credit law reform;

•                  the introduction of an unfair contracts regime in relation to contracts with consumers;

•                  margin lending reform;

•                  superannuation changes;

•                  changes to the regulation of the financial planning sector and the provision of financial advice, including obligations to promote advisors acting in the best interests of their clients and a prospective ban on remuneration structures perceived to give rise to undue conflicts of interest; and

•                  the introduction of a new regulatory framework for personal property securities.

Westpac continues to monitor and review the above developments and is, or will amend its systems, processes and operations to implement regulatory changes as they occur.

Operating Model Review in New Zealand

Until 1 November 2006, Westpac Banking Corporation (WBC) conducted its banking operations within New Zealand in a branch structure. On that date, and after extensive consultation with the Reserve Bank of New Zealand (RBNZ), Westpac adopted a dual registration operating model including a locally incorporated subsidiary, Westpac New Zealand Limited (WNZL), to conduct its retail and business banking activities in New Zealand, and a branch, Westpac Banking Corporation New Zealand Branch (NZ Branch) to conduct its Institutional and financial markets activities. The conditions of registration of each of WNZL and NZ Branch are consistent with these operating model arrangements. In 2008, it became apparent that both WNZL and NZ Branch had been non-compliant with certain of their conditions of registration. Consequently, the RBNZ asked Westpac to review the structure of its operating model in New Zealand to ensure that it is able to sustain durable compliance with the RBNZ’s prudential policies. Accordingly, it was agreed that an independent review would take place, with the terms of reference for the review established through consultation between the RBNZ WNZL and NZ Branch. The RBNZ, WNZL and WBC have now reached agreement on changes to the operating model and an implementation programme is currently being developed. As a result, there will be a transfer of assets and liabilities from NZ Branch to WNZL, with WNZL then assuming most of the lending and deposit-taking activities, and certain other activities, currently conducted by the NZ Branch. The NZ Branch will continue to provide full financial markets functionality to its customers. The new operating model is currently expected to be in place by the end of 2011.

Review of Group Operations (continued)

4.7                     Sustainability Performance

At The Westpac Group, our sustainability strategy covers six key areas of performance to drive value for the business and its stakeholders. These focus areas address emerging material issues for the business and the associated risks and opportunities.

This section reviews our progress against these six areas of focus and some of the objectives for each.

2010 Highlights:

•             The only Australian Bank in the Global 100 Most Sustainable Corporations at the 2010 World Economic Forum.

•             Named as one of the World’s Most Ethical Companies in 2010 by the Ethisphere Institute.

•             Winner of the 2010 Money Magazine Climate Change Leadership Award.

•             Maximum rating of 10.0 by Governance Metrics International achieved in September 2009, for the nineteenth consecutive assessment since February 2004.

•             Recognised by the Dow Jones Sustainability Index as a leader in the global banking sector for eight consecutive years and again awarded SAM Gold Class in 2010.

•             The Westpac Group and its employees contributed $1.5 million to approximately 600 charities during the year through the Matching Gifts Program. The Group also announced a matched lending program for microfinance loans made by employees to World Education Australia.

Environment

2010 Objective	Progress
1. Climate change — transitioning to a low carbon future
Launch carbon hedging and risk management solutions for customers	On track for product delivery for the commencement of market trading in Australia and New Zealand. Trading documentation completed and being rolled out to customers.
Engage with impacted clients	Continued engagement with customers in Australia and New Zealand who are likely to be impacted by the introduction of emissions trading and other policy measures.
Incorporate carbon considerations into credit and risk processes and sector strategies	Carbon risk has been incorporated into sector strategy and credit submission templates. Carbon risk management incorporated into specific high risk transactions.
2. Treading lightly — environmental footprint(1)
Reduce Scope 1 and 2 emissions (2) by 12.5% from 2008 levels for Australia and New Zealand	Emissions decreased by 9,915 tonnes in 2009.
Reduce paper consumption by 7% from 2008 levels for Australia and New Zealand (8,791 tonnes)	Paper consumption has decreased by more than 10%.
Increased measurement of indirect emissions	Reporting of Scope 3 emissions(2) expanded to include new categories, including taxis as well as indirect emissions from St.George and BankSA.

Indicator(1)	Target(1)	Latest Available(4)	2009	Pro-Forma 2008
Total Electricity Consumption (Aust & NZ) (GJ)	693,885	375,732	793,118	793,011
Greenhouse gas emissions (Aust & NZ) (Equivalent tonnes of CO2)(3)	165,305	92,958	187,239	188,920

(1)       Objectives are for the reporting period ending 30 June 2010 in line with the requirements of the National Greenhouse and Energy Reporting Act.

(2)       Scope 1 emissions are all direct green house gas (GHG) emissions generated by the organisation. Scope 2 emissions are GHG emissions from energy (typically electricity) purchased by the organisation. Scope 3 emissions are GHG emissions from other indirect sources (typically from purchased materials, products or services).

(3)       The 2009 figure includes 8,082 tonnes of CO2 emissions associated with facilities and categories that were not included in the pro-forma 2008 reported figures that are now required following the implementation of the National Greenhouse and Energy Reporting Act.

(4)       Latest available figures are for the period 1 July 2009 to 31 December 2009 and are unaudited at the time of publication.

Review of Group Operations (continued)

Social

2010 Objective	Progress
3. Going mainstream — sustainable products
Launch an innovative savings product

In October 2009, St.George Bank and BankSA launched SENSE, a savings product with in-built tools to save and improve their customers’ money management. Winner of a 2010 Canstar Cannex Innovation Excellence Award.

Launch energy efficiency products

First major bank to participate in the Federal Government’s Green Loan program and a participant in the New Zealand Government’s ‘Warm Up New Zealand’ campaign to encourage the installation of heat pumps and insulation.

4. Speaking out — in support of sustainable business practice
Advocate for continued action on climate change

Founding partner of the Advance Green Network linking Australians around the world involved in sustainability. Events have already been held in New York and London.

Released Westpac Charles Sturt University Index on the views of farmers on climate change and the impact it will have on their business.

Assist SMEs to adopt more sustainable business practices	Involved in the National SME Project and the launch of the Good Business Register for SMEs.
Promote use of Environmental, Social and Governance (ESG) factors in investment decision making	Sustainability performance integrated into the 2009 Annual Review. Hosted an analyst briefing on sustainability in the finance sector presented by the SAM Group sector analyst.
5. People and Places — social sustainability
Roll out of local social engagement and investment model	“Westpac Local” model focuses on local community involvement through greater local accountability and deeper local engagement.
Maintain employee engagement	Employee engagement increased to 81%, up from 78% in 2008, and now equal to the Towers Perrin-ISR Global High Performing Companies norm.

Indicator	Latest Available		2009		2008
Community contributions — Australia (A$m)	80	(5)	80	(1)	56	(2)
Employee turnover % (total)	16	(6)	14	(3)	19
Employee engagement (% employees reporting a favourable score)(4),	81		81		78
Lost Time Injury Frequency Rate (Injuries per one million hours worked)	3.3	(6)	2.8		3.4

Governance

2010 Objective	Progress
6. Solid Foundations – governance and risk
Develop a consistent framework for Environmental, Social and Governance (ESG) credit risk analysis across all business units	A draft framework has been developed and is currently being reviewed by key stakeholders.
Implement Sustainable Supply Chain Management across all countries and brands

The Sustainable Supply Chain Management policy applies across all countries and brands. Implemented in all Australian brands and to high spend suppliers in Pacific Banking. Detailed sustainability assessments are currently being carried out with high risk and high spend suppliers in New Zealand.

(1)       Includes SGB Community contributions – unaudited figure. Includes $48.9 million from foregone revenue for the fee free accounts for non-profit organisations and low income earners in 2009 (2008:$36 million).

(2)       Figures for 2008 based on Westpac stand-alone.

(3)       Based on a 12 month rolling average. This result includes St.George.

(4)       Annual Staff Perspectives Survey (SPS) is conducted in May each year. 2008 figure does not include St.George Bank. Source: Towers Perrin-ISR.

(5)       Data available as at 30 September 2009.

(6)       Based on a 12 month rolling average as at 31 March 2010.

Review of Group Operations (continued)

4.8                     St.George Merger and Integration

The merger has significantly enhanced The Westpac Group by increasing its scale, growing the customer base, and improving the Group’s capacity to meet customer needs and preferences via a multi-brand strategy. In particular, the merger has led to:

•                      A 40% increase in customer numbers to around 10 million, along with a 40% increase in Australian distribution capacity, including more branches, more business banking centres and a significant increase in ATMs;

•                      An improvement in the Group’s efficiency profile with the merger, leading to a sub-40% cost to income ratio from both increased scale and increased purchasing power; and

•                      Enhanced revenue opportunities, including the sharing of best practice and the roll out of additional banking and wealth products across the St.George network.

The development of a multi-brand strategy has been a key element of the merger, allowing The Westpac Group to meet the specific needs of a broader range of customers. As a result, the merger has seen:

•                      Retention of all the brands including Westpac, RAMS, BTFG, St.George, BankSA and Asgard;

•                      Retention of the branch and ATM networks of both major brands. Indeed, over the year, both Westpac and St.George have expanded their respective branch networks by 11 and 2 branches respectively; and

•                      Retained a corporate presence in Kogarah, a key corporate office of St.George.

The merger integration project remains on track. In First Half 2010, the following key integration milestones were delivered:

•                      Moved to a single Authorised Deposit-taking Institution (ADI) on 1 March 2010;

•                      Expanded products available to St.George Bank and BankSA customers, including BT Super for Life and multi-branded general insurance products;

•                      The successful consolidation of the Wealth contact centre operations;

•                      Integrated Single Group capabilities across Finance (single general ledger), Human Resources (single payroll, recruitment and people management systems) and Risk systems to enable effective governance and consolidated reporting; and

•                      Sharing of best practices, including enhanced customer capabilities for Call Centre and Customer Resolution and Support between brands.

In addition to the delivery of the above milestones, we continue to progress well on other key milestones, including working with APRA towards achieving Basel II Advanced Accreditation for St.George Bank for credit, market and operational risk.

Customer retention

In the merger business case, customer attrition of 4% of St.George customers was assumed. This estimate took into account the maintenance of separate brands and past merger and acquisition experience in the financial services sector. Since the merger date, there has been no net loss of St.George customers as a result of the merger.

On the contrary, since the merger, the focus on customer retention and the increased investment in the St.George brand has seen an improvement in business momentum and an increase in customer numbers.

This has significantly improved the merger benefit profile.

Customer segment

	As at	As at	As at
	31 March	30 Sept	31 March
Number of customers (‘000)	2010	2009	2009
St.George retail and small business	2,175	2,156	2,133
BankSA retail	450	448	447
Total	2,625	2,604	2,580

Westpac RBB	4,955	4,903	4,809

St.George wealth and insurance	180	157	128

Review of Group Operations (continued)

Merger benefits

Expense synergies for the six months to 31 March 2010 reached $142 million.

At 31 March 2010, the merger delivered a reduction of 1,488 permanent roles and contractors delivering annualised run-rate saves of $231 million in personnel expense synergies. These savings constitute the majority of the planned cost synergies achieved since the inception of the merger.

In addition, non-personnel expense run-rate synergies of $77 million have also been achieved from a review of our key sourcing contracts and the rationalisation of areas of duplicate expenditure.

Net expense synergies (Benefits delivered to date)

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	Total benefits to date

Personnel	104	81	18	203
Non-personnel	38	40	4	82
Total net expense synergies delivered	142	121	22	285

Net expense synergies (Annualised run rate)

$m	Annualised Run rate March 2010	Annualised Run rate Sept 2009

Personnel	231	182
Non-personnel	77	52
Total annualised run rate	308	234

Merger integration costs

In announcing the merger, The Westpac Group indicated that it expected to spend $700 million in integration costs. To 31 March 2010, $543 million or 78% of the total has been spent. $151 million was spent in the six months to 31 March 2010. The majority of the spend has been on integration of IT platforms and product systems ($46 million), and consolidation of Treasury, risk, finance and HR teams and systems ($40 million). Costs to further consolidate teams ($23 million) and other initiatives including moving to one ADI ($23 million) and roll out of BTFG wealth capabilities to St.George ($9 million). Integration costs are treated as a Cash Earnings adjustment. Details of the costs include:

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	Half Year Sept 08	Total to date
IT, systems and operations	108	116	30	—	254
Restructuring and outsourcing	16	57	46	—	119
Program governance and strategy development	15	29	39	6	89
Transaction costs and stamp duty	11	1	28	25	65
Revenue and retention investment	1	6	9	—	16
Total cash spend	151	209	152	31	543

Reflected in cost of merger	—	—	27	18	45
Cash Earnings adjustments	151	209	125	13	498
Total cash spend	151	209	152	31	543

Divisional Results

5.0       Divisional Results

Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management rather than the legal structure (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been restated and may differ from results previously reported. Results below are presented on a Cash Earnings basis and results for divisions that now include parts of the St.George business are presented on a pro-forma basis for First Half 2009.

Our internal transfer-pricing framework attributes value between divisions. Its primary attributes are:

•             Treasury funding product balances are fully transfer-priced at inter-bank rates according to the tenor of the underlying transactions; and

•             All overhead costs are allocated to revenue generating businesses, and capital is allocated to business groups using designated risk factors.

Cash Earnings

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Westpac Retail & Business Banking	873	918	990	(5)	(12)
St.George Bank(1)	472	470	573	—	(18)
Westpac Institutional Bank(1)	807	203	158	large	large
BT Financial Group (Australia)(1)	301	278	215	8	40
New Zealand(2)	100	26	168	large	(40)
Pacific Banking	34	33	69	3	(51)
Group Businesses(1)	396	404	122	(2)	large
Total Group Cash Earnings(1)	2,983	2,332	2,295	28	30
Less Wealth Management(3)
Australia(1)	317	247	113	28	181
New Zealand(2)	15	16	14	(6)	7
Total Wealth Management(1),(4)	332	263	127	26	161
Total Banking Cash Earnings(1)	2,651	2,069	2,168	28	22

Expense to income ratio	Half Year March 10	Half Year Sept 09	Half Year March 09	Mov’t Sept 09- Mar 10	Mov’t Mar 09- Mar 10
Westpac Retail & Business Banking	49.5%	47.2%	47.4%	(230bps)	(210bps)
St.George Bank(1)	37.3%	36.2%	36.9%	(110bps)	(4 0bps)
Westpac Institutional Bank(1)	30.1%	36.6%	30.8%	large	70bps
BT Financial Group (Australia)(1)	48.8%	51.1%	57.2%	230bps	large
New Zealand(2)	49.2%	46.7%	43.7%	(250bps)	(large)
Pacific Banking	40.6%	39.6%	29.6%	(100bps)	(large)
Group Businesses(1)	6.3%	3.6%	—	(270bps)	(large)
Group ratio(1)	39.9%	40.1%	40.4%	20bps	50bps
Wealth Management(3)
Funds Management(1)	58.0%	69.1%	67.2%	large	large
Insurance(1)	27.9%	24.2%	34.0%	(370bps)	large
Total Wealth Management ratio(1),(4)	49.0%	54.1%	58.2%	large	large
Banking ratio (Cash Earnings basis) (1)	38.8%	38.5%	38.5%	(30bps)	(30bps)

(1)       Pro-forma results for First Half March 2009.

(2)       New Zealand comprises our New Zealand retail banking operations and wealth management businesses including our New Zealand Life business and BT New Zealand. New Zealand results for First Half 2010, Second Half 2009 and First Half 2009 have been converted to Australian dollars at the actual average exchange rates of 1.2619, 1.2482 and 1.2050 for the respective periods. Refer Section 5.5 for New Zealand segment results in New Zealand dollars.

(3)       Wealth Management includes the New Zealand Wealth Management Business, BT Financial Group (Australia) excluding Private Bank, and Wealth Management activities in WIB which include Margin Lending, Broking, Private Portfolio Management and Hastings Funds Management.

(4)       Reflects the impacts of Cash Earnings adjustments and certain accounting reclassifications. Details of these adjustments are included in Section 10 Group Half Year Earnings Reconciliations.

Divisional Results (continued)

5.1       Westpac Retail and Business Banking

Westpac Retail and Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small to medium enterprise customers and commercial customers (typically with turnover up to $50 million) in Australia under the ‘Westpac’ and ‘RAMS’ brands. Activities are conducted through our nationwide network of branches and business banking centres, home finance managers (HFMs), specialised consumer and business relationship managers with the support of Cash Flow, Financial Markets and Wealth specialists, customer service centres, automatic teller machines (ATMs) and internet channels.

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Net interest income	2,572	2,533	2,410	2	7
Non-interest income	501	568	706	(12)	(29)
Net operating income	3,073	3,101	3,116	(1)	(1)
Operating expenses	(1,521)	(1,465)	(1,478)	(4)	(3)
Core earnings	1,552	1,636	1,638	(5)	(5)
Impairment charges	(302)	(327)	(224)	8	(35)
Operating profit before tax	1,250	1,309	1,414	(5)	(12)
Tax and non-controlling interests	(377)	(391)	(424)	4	11
Cash Earnings	873	918	990	(5)	(12)

Economic profit	793	861	966	(8)	(18)
Expense to income ratio	49.5%	47.2%	47.4%	(230bps)	(210bps)

	$bn	$bn	$bn
Deposits
Term deposits	43.3	34.7	35.6	25	22
Other	65.7	69.1	62.9	(5)	4
Total deposits	109.0	103.8	98.5	5	11
Net loans
Mortgages	179.2	164.9	148.6	9	21
Business	40.1	41.3	42.1	(3)	(5)
Other	9.6	9.4	9.3	2	3
Total net loans	228.9	215.6	200.0	6	14
Total assets	233.7	219.6	203.9	6	15

Financial Performance

First Half 2010 — First Half 2009

Features:

•             Cash Earnings 12% lower from the decision to reduce all customer fees (overdrawn, missed payment fees etc) and the lagged impact of slowing economic activity leading to a rise in impairment charges

•             Core earnings down 5% with strong mortgage and Term Deposit growth offset by higher funding costs, and the significant decline in customer fees

Westpac RBB delivered Cash Earnings of $873 million, down $117 million, or 12% compared to First Half 2009.

Solid net interest income growth of 7% over the year was driven by a 14% increase in lending which helped offset a 13 basis point fall in margins. Virtually all of the growth in lending over First Half 2010 was due to mortgages, with cards and other personal lending up marginally, and business lending 5% lower. In business lending, demand has remained low and customers have remained cautious about the operating environment and as a result have sought to reduce gearing. Through the period the relationship with a small number of larger customers were transferred to WIB contributing $1.1 billion to the business lending decline.

Westpac RBB has largely completed the recruitment of Bank Managers, HFMs and Local Business Bankers as part of the Westpac Local strategy. The Westpac Local business model provides local Bank Managers with the authority and resources to meet the needs of their local markets. The associated increase in the size and capability of our customer facing sales force has contributed to expanding our customer reach and deepening our relationships with customers.

Divisional Results (continued)

The success of this approach can be seen in:

•                  21% growth in mortgages, equating to 1.8 times banking system growth. Mortgages originated via third parties was little changed at 41%, but trended lower through the half from peak levels of 45% in Second Half 2009;

•                  11% rise in deposits, equating to 1.5 times financial system growth;

•                  Average products per customer increasing to 2.54, which is the highest of the major Australian banks; and

•                  Strong cross sell of insurance and superannuation.

Within Westpac RBB, RAMS delivered a sound performance, after taking into account the withdrawal from the broker channel in January 2010 and the tempered growth in housing following withdrawal of government stimulus packages. RAMS represented 5% of Westpac RBB mortgage growth.

Margins over the period were down 13 basis points, with much of the decline due to the mortgage portfolio where spreads eased by 12 basis points. Business spreads were 30 basis points lower. Higher funding costs were the main reason for the decline and these were only partly offset by repricing of the mortgage portfolio in December 2009. Mix impacts also had an impact on margins as portfolio growth was concentrated in lower spread products, particularly mortgages and Term Deposits.

Non-interest income was significantly lower (down 29%) over First Half 2009 due to:

•                  Comprehensive reductions to customer fees from an average of around $40 to a flat fee of $9, for both consumer and business customers, including overdrawn account fees, missed payments, and dishonoured cheques (approximately $100 million). These changes have led to a 80% reduction in associated complaints;

•                  One-off income received in First Half 2009 (approximately $130 million) from our cards rewards program related to the redemption of points into the Qantas frequent flyer program (with similar one-off in expenses);

•                  Lower fees from the foreign ATM charges ($22 million); and

•                  Partially offsetting the reduction in fees was higher revenue from business fees for undrawn credit lines and improved credit card interchange fees.

Operating expenses were up 3% compared to First Half 2009. This modest rate of growth was due to the absence of expenses associated with the one-off redemption of credit card loyalty points (approximately $100 million). The rise in expenses reflects:

•                  Salary increases for most roles from 1 January 2009 of 4% and from 1 January 2010 of 2%;

•                  Further investment associated with Westpac Local, including a net increase of 377 customer facing employees and specialist relationship bankers; and

•                  Higher project investment to increase front-line capability, including the roll-out of new telephony infrastructure across the network and the development of the sales and service desktop.

Impairment charges were $78 million higher compared to First Half 2009 with both business and consumer impairments rising.

New individually assessed provisions increased $45 million over the half, with most of the increase due to the economic environment. The increase in impaired assets was primarily business related, mainly in property.

Business impaired assets to total committed exposures increased from 0.42% at 31 March 2009 to 0.89% as at 31 March 2010.

New collectively assessed provisions increased $54 million over the period. The rise was due to:

•                  The delayed reaction to rising unemployment over 2009 and to higher interest rates;

•                  Some customers that came under stress in 2009, and were provided hardship assistance, have been unable to bring their accounts into order; and

•                  Factor changes which increased the charge by $10 million.

The credit quality of the consumer portfolio continues to remain sound. 90 day delinquencies in the mortgage portfolio declined 11 basis points to 0.34% at 31 March 2010. 90 day delinquencies in credit cards were up 25 basis points to 1.15% over the period. This was due to the factors indicated above. Actual losses on the mortgage portfolio were $4 million and on the credit card portfolio were $53 million.

Divisional Results (continued)

First Half 2010 — Second Half 2009

Features:

•             Cash Earnings down 5% with revenue impacted by a one-off decline in customer fees and higher funding costs

•             Impairment charges were lower

Westpac RBB delivered Cash Earnings of $873 million, down $45 million, or 5% compared to Second Half 2009.

Net interest income increased 2% over the half, driven by a 6% increase in lending which helped offset an 11 basis point fall in margins.

Mortgages continued to be the driver of lending growth, with Westpac continuing to grow above banking system (1.8 times). The proportion of mortgages written via brokers also moderated over the half, from 45% to 41%.

Business lending was down 3% over the period, most of the decline was due to the transfer of the relationship with some customers (and their loan balances) to WIB.

Other personal lending, including credit cards, increased by 2% over First Half 2010.

Deposits grew by 5%, 0.6 times financial system, with Term Deposit growth a primary driver of the increase (up 25%).

Margins were down 11 basis points over the prior half as the higher funding costs from both Customer Deposits and wholesale funding were only partially recouped from increases in lending rates. Mix impacts continued to have an impact as growth in lower spread mortgages offset a decline in higher spread business lending.

Non-interest income was down 12%, with the reduction in customer fees the main contributor.

Operating expenses were up 4%, compared to Second Half 2009, with the major drivers being:

•                  The full period impact from the roll-out of Westpac Local initiatives; and

•                  Increased investment in a number of frontline projects which include telephony infrastructure and sales and services desktops.

Impairment charges fell $25 million from Second Half 2009 to $302 million, with the majority of the fall associated with business impairments, due to a slow down in the growth of new stressed assets.

New individually assessed provisions decreased $31 million over the half primarily due to the change in mix as the effects of the GFC moved from the medium corporates to smaller corporates. Write-backs and recoveries were $3 million lower than Second Half 2009.

Business impaired assets to total committed exposures increased modestly from 0.79% at 30 September 2009 to 0.89% as at 31 March 2010.

New collectively assessed provisions decreased by $1 million over the period with a more modest deterioration in the portfolio, requiring lower new collectively assessed provisions, which was partially offset by the increase from factor changes.

Divisional Results (continued)

5.1.1           Westpac RBB Key Metrics

	Half Year	Half Year	Half Year
Lending and Deposit Growth(1)	March 10	Sept 09	March 09
Consumer lending	17%	21%	15%
Business loans	(6)%	(3)%	(1)%
Retail deposits	10%	10%	27%

	Half Year	Half Year	Half Year
Third Party Origination	March 10	Sept 09	March 09
Consumer lending (mortgages)	41%	45%	43%

	Half Year	Half Year	Half Year
Divisional Interest Margin	March 10	Sept 09	March 09
Westpac RBB	2.21%	2.32%	2.34%

	Half Year	Half Year	Half Year
Credit Quality	March 10	Sept 09	March 09
Mortgage delinquencies > 90 days	0.34%	0.31%	0.45%
Other consumer loans delinquencies > 90 days	1.32%	0.99%	1.05%
Business impaired assets to total committed exposure	0.89%	0.79%	0.42%

	Half Year	Half Year	Half Year
Net Promoter Score (NPS)	March 10	Sept 09	March 09
Westpac - Consumer(2)	(17)	(15)	(17)
Westpac - Business(2)	(24)	(21)	(22)
Peer group - Consumer(2),(3)	(13)	(15)	(14)
Peer group - Business(2),(3)	(20)	(25)	(19)

(1)	Growth rates have been annualised.
(2)	Source: Roy Morgan Research. Second Half 2009 metric based on the 6 month moving average for the six months ended 30 September 2009.
(3)	Peer group average includes CBA, NAB, ANZ, and St.George.

Divisional Results (continued)

5.2                   St.George Bank

St.George Bank, in this section (“St.George”) is responsible for sales and service for consumer, business and corporate customers in Australia under the St.George and BankSA brands.

Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services including specialist advice for Cash Flow Finance, Trade Finance, Automotive and Equipment Finance, Property Finance, Transaction Banking and Treasury Services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels.

			Pro forma	%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
Net interest income	1,327	1,340	1,266	(1)	5
Non-interest income	287	331	348	(13)	(18)
Net operating income	1,614	1,671	1,614	(3)	—
Operating expenses	(602)	(605)	(595)	—	(1)
Core earnings	1,012	1,066	1,019	(5)	(1)
Impairment charges	(331)	(396)	(198)	16	(67)
Operating profit before tax	681	670	821	2	(17)
Tax and non-controlling interests	(209)	(200)	(248)	(5)	16
Cash Earnings	472	470	573	—	(18)

Economic profit	329	319	474	3	(31)
Expense to income ratio	37.3%	36.2%	36.9%	(110bps)	(40bps)

	$bn	$bn	$bn
Deposits
Term deposits	28.1	24.5	22.2	15	27
Other	35.6	36.6	34.6	(3)	3
Total deposits	63.7	61.1	56.8	4	12
Net loans
Mortgages	87.7	82.7	76.4	6	15
Business	32.1	33.3	33.5	(4)	(4)
Other	5.4	5.2	5.0	4	8
Total net loans	125.2	121.2	114.9	3	9
Total assets	132.8	127.6	118.3	4	12

Financial Performance

First Half 2010 — First Half 2009

Features:

•             Cash Earnings down 18%, with core earnings down 1% and higher impairment charges

•             Revenue unchanged over First Half 2009 with sound mortgage and deposit growth offset by higher funding costs and the reduction in customer fees

St.George delivered Cash Earnings of $472 million, down $101 million, or 18% compared to First Half 2009.

Net interest income increased 5% over the year, predominantly driven by a 9% increase in lending and a 12% rise in deposits. Mortgages and other personal lending were the key drivers of the improvement up 15% and 8% respectively while business lending was lower, down 4%. This growth in the balance sheet was partly offset by a 9 basis point fall in divisional margins.

In business lending, demand remained modest, and with many businesses continuing to reduce gearing, balances were lower. The commercial property sector experienced much of the decline (down $1.3 billion), in part due to the Group’s preference to reduce its exposure to this segment. Some growth, however, was experienced in key targeted segments including wholesale trade, auto and hospitality.

Divisional Results (continued)

Behind this growth has been St.George’s unique market position, as being ‘big enough small enough’, which contributed to:

•                  1.7 times financial system mortgage growth. Mortgages originated via third parties declined to 44%;

•                  12% rise in deposits, equating to 1.6 times financial system growth; primarily driven by Term Deposits;

•                  Growth in customer numbers of 1.7%;

•                  Deeper customer relationships with the proportion of customers holding 4 products or more rising from 20% to 23%, benefiting from increased insurance cross sell, credit cards and the launch of Super for Life; and

•                  Net Promoter Score (NPS) which is the highest of majors and increasing its lead above the nearest major bank.

BankSA continued to deliver a strong performance with a 9% increase in Cash Earnings. BankSA has also achieved strong results across a number of key performance metrics.

St.George Bank margins over the period were down 9 basis points as higher funding costs from both higher wholesale costs and a highly competitive deposit market, were only partially offset by repricing of business lending and mortgages. The high relative growth in mortgages and Term Deposits (products with lower spreads) also led to a negative mix impact on margins.

Non-interest income was significantly lower (down 18%) over First Half 2009 due to comprehensive reductions in customer fees effective from 1 October 2009 ($31 million) along with lower foreign ATM fees and lower card merchant income. Income associated with interest rate and foreign exchange hedging was also lower consistent with the decline in business activity and more stable markets over the half. Partly offsetting these declines was an improvement in loan fees, including fees for undrawn credit lines.

Operating expenses were up 1% compared to First Half 2009 reflecting the 4% annual salary increase for most employees and the further investment in St.George. In particular, 3 new branches were opened and the business increased its investment in projects delivering improved front line capability. Offsetting these increases was the realisation of further merger synergies of around $7 million.

Impairment charges were $133 million higher, compared to First Half 2009 at $331 million, but were down from Second Half 2009 peak.

New individually assessed provisions increased $37 million over the half, with the lagged impact of slower growth in 2009 impacting both businesses and consumers. Much of the rise was in the commercial property sector with further downgrades of some facilities from watchlist and substandard into impaired. Movements in commercial property stress have largely been due to facilities in Western Australia and South East Queensland. Write backs and recoveries were $14 million higher than First Half 2009.

Business impaired assets to total committed exposures increased from 1.46% at 31 March 2009 to 3.05% as at 31 March 2010.

New collectively assessed provisions increased by $109 million over the period, contributing to the rise has been an increase in hire purchase provisions along with downgrades to companies in the commercial property sector mostly from valuation adjustments.

Consumer credit quality continues to remain sound. 90 day delinquencies have declined for mortgages by 16 basis points to 0.36% at 31 March 2010, and credit card 90 day delinquencies declined by 4 basis points to 1.35% over the period. Actual losses on the mortgage portfolio were $4 million, with a decline in the numbers of property in possession by 27 to 65. Losses on the credit card portfolio were $22 million.

Divisional Results (continued)

First Half 2010 — Second Half 2009

Features:

•             Cash Earnings were little changed over the prior half up $2 million, with lower revenues offset by a fall in impairment charges

•             Revenues were down 3% mostly from higher funding costs and the impact of reductions in customer fees

St.George delivered Cash Earnings of $472 million, up $2 million compared to Second Half 2009, with a fall in core earnings offset by a 16% reduction in impairment charges.

Net interest income declined $13 million, or 1%, with higher funding costs more than offsetting the 6% growth in mortgages and 4% growth in deposits. Business lending was also lower over the period, principally from a reduction in short term bill finance as some companies continued to reduce gearing.

Non-interest income fell $44 million, or 13%, mainly attributable to reductions in customer fees introduced in October 2009. Lower business activity also contributed to the fall in non-interest income, principally from lower financial market product sales and reduced merchant fee income.

Operating expenses were down $3 million over the prior half, principally from the realisation of merger synergies in support areas. Merger savings allowed the division to increase its distribution presence and increase project investment.

Impairment charges fell $65 million from Second Half 2009 to $331 million, with most of the decrease associated with a slowing in the incidence of new stress in commercial property. Most of the increase in impaired assets (impaired assets to total committed exposures increased to 3.05% from 2.35%) has been due to the further downgrade of companies already identified as being under stress.

Consumer impairment charges were higher, reflecting delayed impact from rising unemployment in 2009, higher interest rates over the period, and a reduction in the benefits from fiscal stimulus measures.

Divisional Results (continued)

5.2.1                     St.George Bank Key Metrics

			Proforma
	Half Year	Half Year	Half Year
Lending and Deposit Growth(1)	March 10	Sept 09	March 09
Consumer lending	12%	16%	8%
Business lending	(7)%	(1)%	10%
Deposits	9%	15%	10%

	Half Year	Half Year	Half Year
Third Party Origination	March 10	Sept 09	March 09
Consumer lending (mortgages)	44%	50%	46%

			Proforma
	Half Year	Half Year	Half Year
Divisional Interest Margin	March 10	Sept 09	March 09
St.George Bank	1.92%	2.07%	2.01%

	Half Year	Half Year	Half Year
Credit Quality	March 10	Sept 09	March 09
Mortgage delinquencies > 90 days	0.36%	0.35%	0.52%
Other personal lending delinquencies > 90 days	1.35%	0.97%	1.39%
Corporate/Business impaired assets to total committed exposure	3.05%	2.35%	1.46%

	Half Year	Half Year	Half Year
Net Promoter Score (NPS)	March 10	Sept 09	March 09
St.George - Consumer(2)	(4)	(9)	(5)
Peer group - Consumer(2),(3)	(16)	(17)	(17)

(1)	Growth rates have been annualised.
(2)	St.George — includes St.George Bank, BankSA, Advance Bank, ASGARD, dragondirect and SEALCORP. Metric based on the six month rolling average.
(3)	Peer group includes Westpac, ANZ, CBA and NAB.

Divisional Results (continued)

5.3                   Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interest in Australia and New Zealand. WIB operates through dedicated sales industry teams, supported by specialist knowledge in financial and debt capital markets, transactional banking, specialised capital, margin lending, broking and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Net interest income	916	880	905	4	1
Non-interest income	811	544	743	49	9
Net operating income	1,727	1,424	1,648	21	5
Operating expenses	(519)	(521)	(507)	—	(2)
Core earnings	1,208	903	1,141	34	6
Impairment charges	(73)	(621)	(907)	88	92
Operating profit before tax	1,135	282	234	large	large
Tax and non-controlling interests	(328)	(79)	(76)	(large)	(large)
Cash Earnings	807	203	158	large	large

Economic profit	644	(128)	(233)	large	large
Expense to income ratio	30.1%	36.6%	30.8%	large	70bps

	$bn	$bn	$bn
Deposits	48.0	51.0	48.6	(6)	(1)
Net loans	70.2	75.3	82.7	(7)	(15)
Total assets	103.0	114.6	132.7	(10)	(22)
Funds under management	9.0	8.9	7.9	1	14

Financial Performance

First Half 2010 — First Half 2009

Features:

•             Strong operational performance with broad based improvement in customer revenue from higher margins and stronger fee income supported by modest growth in expenses

•             Significant decline in impairments

Westpac Institutional Bank had a very strong start to the year, with a Cash Earnings increase of $649 million on First Half 2009 to $807 million. This result was well above earnings generated prior to the GFC. Lower impairment charges were the key driver of the higher result, although operating income was also up a solid 5% compared to First Half 2009.

Through the GFC, WIB was focused on fully supporting customers through the more difficult conditions. This included increased customer contact and working constructively with companies to develop and implement solutions that best suited their needs. This approach has contributed to improved customer relationships and has seen WIB extend the lead in key customer metrics including Relationship Strength(1) and Lead Bank(1). These improvements have been a major contributor to the improved results in the half.

Net interest income was up $11 million or 1% over First Half 2009, with improved margins offsetting the reduction in lending over the year.

Through much of calendar 2009, Institutional customers were focused on reducing gearing, predominantly via equity raisings, and this led to a significant reduction in loans. From 31 March 2009 to 30 September 2009 net loans declined by just over $7 billion and declined a further $5 billion by 31 March 2010. The reduction in lending was particularly evident in the first quarter of the year in the commercial property, financial institutions and the industrials and materials sectors. While lending was lower, the repricing of facilities to reflect higher risk premiums led to higher lending spreads. Net interest income (and margins) also benefited from higher line fees and the early repayment of debt, which saw capitalised establishment fees (normally amortised over the life of a loan) being brought to account early.

(1) Source: Peter Lee Associates Large Corporate and Institutional Relationship Banking Survey — Australia.

Divisional Results (continued)

Reflecting the strong relationship focus, transactional and client services had a solid performance with improved spreads contributing to a 14% rise in revenue, mostly in net interest income.

Non-interest income was a very strong $811 million in First Half 2010, up 9% over First Half 2009. This was a particularly good performance given that First Half 2009 was also a strong performance. The Debt Markets business drove much of the performance with narrowing credit spreads, good customer flows and solid trading income.

Foreign exchange earnings were lower compared to First Half 2009 as that period significantly benefited from the extreme currency market conditions associated with the GFC, including higher volatility and wider market spreads. In First Half 2010 currency volatility reduced and competition has intensified leading to a reduction in Foreign Exchange market spreads and lower volumes. These factors contributed to the lower revenues over the half.

The Hastings business recorded much improved income in First Half 2010 assisted by a $17 million gain on asset sales.

The Equities business also had a strong First Half 2010, with increased sales of structured products and improved margins. In First Half 2009, the Equities business incurred $156 million in impairment charges from a small number of concentrated accounts, while in First Half 2010 there was a small write-back in provisions, with a $10 million impairment charge benefit. As a result, Cash Earnings in the Equities business in First Half 2010 was $43 million compared to an $89 million loss in First Half 2009.

Expenses were up 2% over First Half 2009, principally due to increased accruals for performance related pay consistent with the improved operating results. Expense growth also benefited from the realisation of merger benefits and the effect of translating international expenses into AUD. The combination of solid revenues and low costs has led to the cost to income ratio falling to 30.1%.

The improved operating environment has contributed to a material $834 million reduction in impairment charges over First Half 2009, to $73 million. This reduction can be principally traced back to the following factors:

•                  First Half 2010 was not impacted by any large individual impairment charges, whereas First Half 2009 saw three large corporates contributing $372 million to impairment charges;

•                  The improved environment has seen a reduction in corporate downgrades leading to lower individually assessed and collectively assessed charges;

•                  The reduction in lending has reduced associated collective provisions;

•                  Margin lending impairment charges were a write-back of collective provision; and

•                  An update of factor changes has led to an $79 million reduction in new collectively assessed provisions.

First Half 2010 — Second Half 2009

Features:

•             Cash Earnings up $604 million, with lower impairment charges and stronger revenues

•             A 21% rise in operating revenue from higher margins, strong Debt Markets income, increased line fees and the absence of any asset write-downs in the half

Cash Earnings increased significantly over the half, with core earnings up 34% (driven by very strong revenues and flat expenses) and a $548 million reduction in impairment charges.

The 4% increase in net interest income was driven by higher margins offsetting the reduction in lending. Contributing to higher margins has been:

•                  Improved lending spreads as the repricing of lending for higher risk premiums continued. Most of the portfolio has now been repriced;

•                  Deposit spreads were higher, particularly in the transactional portfolio; and

•                  Higher establishment fees.

Non-interest income was particularly strong over Second Half 2009, up 49%. The key drivers of the improvement included:

•                  Higher fee income, principally committed but undrawn limit fees; and

•                  A strong Debt Markets income performance, principally related to the improvement in credit spreads, which led to a positive counterparty fair value adjustment. Foreign Exchange income was also higher after a weak performance in Second Half 2009.

Divisional Results (continued)

Expenses were flat over Second Half 2009 from stable employee levels and holding fixed executive salaries constant. Higher accruals for performance related pay, consistent with the stronger result, was offset by favourable exchange rate translation impacts on offshore expenses.

Impairment charges were very low for the half, at $73 million. New individually assessed provisions of $255 million were incurred as some companies were downgraded to impaired in the half.

New collectively assessed provisions were a benefit of $103 million, principally from a reduction in balances following equity capital raisings over the half. The lower balances had two impacts on credit provisions:

•                  Lower balances allowed the release of associated provisions; and

•                  Reduced gearing following capital raisings enabled a small number of companies to be upgraded allowing the provisioning cover to be reduced.

The update to factor changes also led to lower collective provisions.

Divisional Results (continued)

5.3.1            WIB Key Metrics

Revenue Contribution by Business Segments

			Pro forma
	Half Year	Half Year	Half Year
$m	March 10	Sept 09	March 09
Debt Markets	712	568	551
Foreign Exchange and Commodities, Carbon and Energy	203	159	507
Equities	95	57	69
Transactional and Client Services	251	224	221
Premium Business Group	201	191	181
Hastings	50	30	23
Other	215	195	96
Total	1,727	1,424	1,648

Divisional Results (continued)

5.4                   BT Financial Group (Australia)

BT Financial Group Australia (BTFG) is the wealth management arm of The Westpac Group, which, following the merger with St.George in late 2008, also includes the wealth division of St.George.

Funds Management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and Master Trusts and private banking and financial planning.

Insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance and deposit bonds.

BTFG’s brands include Advance Asset Management, Asgard, BT, BT Investment Management (60% owned by The Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Ascalon, Securitor, and the advice, private banking and insurance operations of BankSA, St.George and Westpac RBB.

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	140	146	123	(4)	14
Non-interest income	724	693	623	4	16
Net operating income	864	839	746	3	16
Operating expenses	(422)	(429)	(427)	2	1
Core earnings	442	410	319	8	39
Impairment charges	(5)	(10)	(5)	50	—
Operating profit before tax	437	400	314	9	39
Tax and non-controlling interests	(136)	(122)	(99)	(11)	(37)
Cash Earnings	301	278	215	8	40

Economic profit	227	199	130	14	75
Expense to income ratio	48.8%	51.1%	57.2%	230bps	large

	$bn	$bn	$bn
Total assets	26.9	26.1	24.3	3	11
Funds under management	33.7	33.9	29.2	(1)	15
Average Funds under managment	33.8	32.2	30.2	5	12
Funds under administration	81.0	76.7	62.0	6	31
Average Funds under administration	77.2	69.2	62.7	12	23

Cash Earnings

			Pro forma	%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
Funds management business	172	134	126	28	37
Insurance	93	113	78	(18)	19
Total funds management and insurance	265	247	204	7	30
Capital and other	36	31	11	16	large
Total Cash Earnings	301	278	215	8	40

Financial Performance

BTFG Cash Earnings increased 40% in First Half March 2010 compared to First Half 2009, with stronger investment markets and an improved Insurance result.

The improvement in investment markets, particularly equities and credit markets, added approximately $60 million to the $86 million lift in Cash Earnings, from higher average Funds under Management (FUM) and Funds under Administration (FUA), and increased earnings on invested capital.

The Funds Management business was the main contributor, up 37% (representing 57% of earnings), with higher fee income from increased average FUM and FUA levels, and stronger sales generated through the Advice business.

The Insurance business generated good growth, with Cash Earnings up 19% (representing 31% of the business) from solid growth in premiums and higher earnings in Lenders Mortgage Insurance.

Improved earnings on invested capital, principally from higher cash rates, increased the contribution from ‘Capital and other’ to $36 million. BTFG continues to invest its capital conservatively, mainly in cash.

Divisional Results (continued)

5.4.1            Funds Management Business

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	116	117	115	(1)	1
Non-interest income	657	604	588	9	12
Gross operating income	773	721	703	7	10
Commission expense	(155)	(131)	(146)	(18)	(6)
Net operating income	618	590	557	5	11
Operating expenses	(355)	(378)	(363)	6	2
Core earnings	263	212	194	24	36
Impairment charges	(5)	(10)	(5)	50	—
Operating profit before tax	258	202	189	28	37
Tax and non-controlling interests	(86)	(68)	(63)	(26)	(37)
Cash Earnings	172	134	126	28	37
Expense to income ratio	57.4%	64.1%	65.2%	large	large

			Pro forma	%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
Cash Earnings	March 10	Sept 09	March 09	Mar 10	Mar 10
Other funds management business	166	130	122	28	36
BTIM	6	4	4	50	50
Total Cash Earnings	172	134	126	28	37

Funds Management Business

First Half 2010 — First Half 2009

Features:

•             Cash Earnings growth of $46 million, or 37%, driven by increased fees from higher average FUA and FUM

•             Maintained Number 1 position in wealth administration platforms for both FUA balances and net flows

•             Improved productivity from initiatives implemented in prior periods and from the merger with St.George

The Funds Management business delivered Cash Earnings of $172 million, up 37% compared to First Half 2009. Stronger investment markets contributed to a solid increase in average FUM and average FUA balances compared to First Half 2009. Stronger markets added $43 million in Cash Earnings over the year.

Net interest income was relatively flat (up 1%), principally due to an increase in private banking lending and deposits (up 6% and 7% respectively), offset by higher funding costs.

Non-interest income increased 12% over the year driven by increased management fees due to increased average FUM and FUA balances. Non-interest income also benefited from additional products included on the Wrap platform, including equities and life insurance.

Average FUM was up 12% over First Half 2009, driven by improved markets. FUM margins were relatively flat over the year as slightly higher retail margins were offset by lower margins on wholesale products.

Super for Life continued to generate very strong growth, with around 1,200 new accounts opened each week. The successful launch of Super for Life through St.George branches in January 2010 also contributed to growth.

Average FUA was up 23% over First Half 2009, due to both positive net inflows (principally on the BT Wrap platform) and a rise in markets. Partially offsetting the rise in FUA was a 6 basis points reduction in margins from changes in asset mix.

Commission expenses increased 6% over the period, a function of higher up-front commissions and an increase in sales activity as markets improved.

BTFG has been strongly focused on improving productivity over the last two years. Compared to First Half 2009 expenses in the Funds Management Business were down 2%, despite higher volumes, increased advertising and further investment in advisors during the period.

Divisional Results (continued)

Expenses benefited from:

•                  More streamlined processing across our FUA platforms; and

•                  $25 million in synergies associated with the St.George merger in First Half 2010.

Impairment charges were unchanged over the First Half 2009 at $5 million, with no large new impaired assets.

First Half 2010 — Second Half 2009

Features:

•             Cash Earnings up $38 million, or 28%, driven by higher average FUM and FUA and a decline in expenses

Cash Earnings from the Funds Management business increased $38 million, or 28% with the rebound in global investment markets increasing Cash Earnings by $27 million.

Net interest income was down $1 million with higher loan balances more than offset by lower margins due to higher funding costs.

Non-interest income was up $53 million, or 9% driven by increased management fees due to increased average FUM and FUA balances. Higher fees from stronger Advice sales and life sales on Wrap also contributed.

FUA balances of $81 billion benefited from net positive flows of $2 billion in First Half 2010, driven by higher wrap sales as investors became more comfortable that the economic recovery could be sustained.

Movements in investment markets late in the 2009 financial year led to average FUA balances rising 12%. FUA margins were down 2 basis points on the prior half, principally from mix impacts.

Average FUM balances increased 5% and combined with slightly higher margins, up 2 basis, contributed to the improved Non-interest income. Commission expenses increased 18% over the prior half, from higher sales activity and a rise in up-front commissions.

Expenses were down $23 million or 6% on Second Half of 2009, predominantly due to seasonal volume based expenses associated with the end of the year and lower project spending. The full period impact of St.George merger synergies also contributed to the decline.

Divisional Results (continued)

Movement of FUM/FUA

$bn	Sept 2009	Sales	Redns	Net Flows	Other Mov’t (1)	March 2010	March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Retail(2)	16.7	0.8	(1.2)	(0.4)	—	16.3	14.7	(2)	11
Institutional	11.9	2.4	(2.4)	—	0.8	12.7	10.5	7	21
Wholesale	5.3	1.0	(0.8)	0.2	(0.8)	4.7	4.0	(11)	18
Total FUM	33.9	4.2	(4.4)	(0.2)	—	33.7	29.2	(1)	15
Wrap	65.8	8.0	(6.2)	1.8	1.7	69.3	53.8	5	29
Corporate Super	8.0	0.8	(0.5)	0.3	0.1	8.4	6.5	5	29
Other(3)	2.9	—	—	—	0.4	3.3	1.7	14	94
Total FUA	76.7	8.8	(6.7)	2.1	2.2	81.0	62.0	6	31
Total FUM/FUA	110.6	13.0	(11.1)	1.9	2.2	114.7	91.2	4	26

Market share and share of new business in key Australian wealth products are displayed below.

Current Australian Market Share(4)			Share of New Business(5)
Product	Market Share (%)	Rank	Market Share (%)	Rank
Platforms (includes Wrap)	19.9	1	23.2	1
Retail (excludes Cash)	18.8	1	29.4	2
Corporate Super	10.0	5	16.1	4
Funds Management - BTIM	4.3	8	n/a	n/a
Wholesale - BTIM	3.1	10	4.2	12

Investment performance and ranking of BTIM flagship funds are displayed below.

	Performance and Quartile Ranking(6)
Investment Performance BTIM Flagship	1 Year		3 Year		5 Year
March 2010	% p.a.	Quartile	% p.a.	Quartile	% p.a.	Quartile
Core Australian Share Fund	39.9	4	0.5	2	10.6	2
Balanced Fund	26.2	3	(2.0)	3	5.8	3
Property	42.7	2	(18.4)	1	(3.7)	1

Investment performance and ranking of Advance flagship funds are displayed below.

	Performance and Quartile Ranking(7)
Investment Performance Advance Flagship	1 Year		3 Year		5 Year
March 2010	% p.a.	Quartile	% p.a.	Quartile	% p.a.	Quartile
Advance Balanced Multi-Blend Fund	28.0	2	(2.2)	1	4.5	2
Advance International Sharemarket Fund	6.3	4	(13.0)	4	(3.8)	4
Advance Sharemarket Fund	43.8	3	(1.1)	2	6.7	2

(1)	Other movement includes market movement and other client transactions including account fees and distributions.
(2)	Retail includes Annuities, Retail Investment, Retirement Products and Retail Superannuation.
(3)	Other includes Capital and Reserves.
(4)

Market share FUM/FUA based on published market share statistics from Plan for Life and Morningstar as at December 2009 and represents the addition of St.George Wealth and BT Wealth business market share at this time.

(5)	Share of new business on an annual basis based on net flows to the end of December 2009.
(6)	Source: BTIM 2010 Half Year Results (March 2010).
(7)	Source: Advance Performance Report (February 2010).

Divisional Results (continued)

5.4.2            Insurance Business

The Insurance business result includes the BT and St.George, Life Insurance, General Insurance and Lenders Mortgage Insurance businesses.

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	11	11	10	—	10
Non-interest income	224	246	201	(9)	11
Gross operating income	235	257	211	(9)	11
Commission expense	(44)	(42)	(38)	(5)	(16)
Net operating income	191	215	173	(11)	10
Operating expenses	(56)	(54)	(62)	(4)	10
Core earnings	135	161	111	(16)	22
Tax and non-controlling interests	(42)	(48)	(33)	13	(27)
Cash Earnings	93	113	78	(18)	19
Expense to income ratio	29.3%	25.1%	35.8%	large	large

Cash Earnings

			Pro forma	%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
Life Insurance	46	47	38	(2)	21
General Insurance	12	23	15	(48)	(20)
Lenders Mortgage Insurance	35	43	25	(19)	40
Total Cash Earnings	93	113	78	(18)	19

Insurance business

First Half 2010 — First Half 2009

Features:

•             Cash Earnings, up $15 million or 19%, with 15% premium growth offsetting General Insurance claims

The insurance business delivered a solid performance over the half year with Cash Earnings up 19%. The $15 million rise in Cash Earnings was due to improved Life insurance earnings (up $8 million) from higher sales and the one-off settlement cost to AIA in First Half 2009, and a stronger Lenders Mortgage Insurance (LMI) result (up $10 million), which benefited from solid mortgage growth and higher premiums.

Non-interest income increased 11% due to increased sales into the Westpac network and improved in-force premiums. Key income trends across products included:

•                  In-force premiums increased 10% due to solid sales (up 4%) and improved lapse rates. Growth was supported by life insurance products on the Wrap platform;

•                  General Insurance recorded a good improvement in gross written premiums, up 21%, driven by home and contents insurance, leveraging off the solid mortgage growth in both Westpac RBB and St.George. Claims were higher over the half, with increased core or general claims. Catastrophe claims were little changed as the cost of the Melbourne and Perth storms in March 2010 were similar to the Queensland Storms and Victorian Bushfires of early 2009; and

•                  LMI increased revenues over the period from the good growth in mortgage lending over 2009. This growth was partially offset by higher reinsurance costs, and the decision to fully outsource all mortgage insured loans with an LVR > 90% to a third party insurer. Loss rates were a little higher, returning closer to long run averages as interest rates have increased.

Expenses decreased $6 million (10%) compared to First Half 2009, impacted by a one-off payment of $10 million to AIA Australia for ending their contract in First Half of 2009.

Divisional Results (continued)

First Half 2010 — Second Half 2009

Features:

•             Cash Earnings decreased $20 million, or 18%, primarily due to lower General Insurance and Lenders Mortgage Insurance earnings

Cash Earnings from the Insurance business decreased $20 million, or 18%, due primarily to lower Cash Earnings from General Insurance (down $11 million) and Lenders Mortgage Insurance (down $8 million).

The major drivers of the 11% decline in net operating income included:

•                  Increased reinsurance costs and higher claims associated with the Melbourne and Perth storms within the General Insurance business more than offset higher earned premiums; and

•                  Increased reinsurance costs from the finalisation of stop loss insurance contracts in the LMI business. The decision to outsource a higher portion of LMI business also contributed to lower revenues.

Life Insurance revenues were slightly higher with higher premiums partially offset by lower commission income and increased claims.

Operating expenses were flat, with a small rise in salary costs offset by improved processing of claims in General Insurance.

Divisional Results (continued)

Premiums for Risk Businesses

Life Insurance in-force premiums

			Pro forma	%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
Life Insurance in-force premiums at start of period	447	423	401	6	11
Sales	48	52	46	(8)	4
Lapses	(25)	(25)	(24)	—	(4)
Net Inflows	23	27	22	(15)	5
Other Movements	(4)	(3)	—	(33)	—
Life Insurance in-force premiums at end of period	466	447	423	4	10

Loss ratios (1) for Insurance Business

			Pro forma	%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
(%)	March 10	Sept 09	March 09	Mar 10	Mar 10
Life Insurance	40	39	34	3	18
General Insurance	76	60	72	27	6
Lenders Mortgage Insurance	16	10	22	60	(27)

Gross written premiums

			Pro forma	%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
General Insurance gross written premium	136	111	112	23	21
Lenders Mortgage Insurance gross written premium	61	167	113	(63)	(46)

Current Australian Market Share
Product(2)	Market Share (%)	Rank
Life Insurance — inflows	7.3	7
Life Insurance — new business	7.9	6

(1) Loss ratio is claims over earned premium plus reinsurance rebate plus exchange commission.

(2) Source: Life Insurance — Plan for Life December 2009 (including St.George Life Insurance).

Divisional Results (continued)

5.4.3            Wealth Management Income Reconciliation

Non-interest income for BTFG Australia can be reconciled to the total pro-forma wealth management and insurance income as disclosed in Section 7 Note 5, Non-interest income as follows:

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
BTFG non-interest income	724	693	623	4	16
Net commission, premium, fee and banking income	(36)	(19)	(60)	(89)	40
BTFG wealth management and insurance income	688	674	563	2	22

NZ wealth management & insurance	35	36	33	(3)	6
WIB wealth management	55	54	65	2	(15)
Other	8	2	—	large	—
Total wealth management & insurance income (Pro forma Cash Earnings basis, Section 7, Note 5)	786	766	661	3	19

Divisional Results (continued)

5.5                   New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers and small to medium business customers in New Zealand. The division operates via an extensive network of branches and ATMs across both the North and South Islands. Banking products are provided under the Westpac brand while wealth and insurance products are provided by Westpac Life New Zealand and BT New Zealand. Institutional customers are supported by the New Zealand Institutional Bank, the results of which appear within Westpac Institutional Bank. All figures are in New Zealand dollars (NZ$).

NZ$m	Half Year March 10	Half Year Sept 09	Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	585	613	622	(5)	(6)
Non-interest income	169	193	214	(12)	(21)
Net operating income	754	806	836	(6)	(10)
Operating expenses	(371)	(376)	(365)	1	(2)
Core earnings	383	430	471	(11)	(19)
Impairment charges	(208)	(388)	(184)	46	(13)
Operating profit before tax	175	42	287	large	(39)
Tax and non-controlling interests	(50)	(8)	(85)	large	41
Cash Earnings	125	34	202	large	(38)

Economic profit	(36)	(122)	54	70	(167)
Expense to income ratio	49.2%	46.7%	43.7%	(250bps )	large

	$bn	$bn	$bn
Deposits
Term deposits	17.0	16.0	14.1	6	21
Other	13.0	12.8	13.9	2	(6)
Total deposits	30.0	28.8	28.0	4	7
Net loans
Mortgages	33.2	32.0	31.4	4	6
Business	14.2	14.0	14.0	1	1
Other	1.6	1.7	1.7	(6)	(6)
Net loans	49.0	47.7	47.1	3	4
Total assets	50.5	49.0	48.4	3	4
Funds under management	2.1	2.1	2.0	—	5

Financial Performance (NZ$)

First Half 2010 — First Half 2009

Features:

•             Cash Earnings down 38%, with sound loan growth offset by higher funding costs, lower fee income and increased impairment charges

•             Expenses increased by only 2% despite significant investment in the front line

•             Impairment charges remain elevated from weaker economic growth and improved provisioning cover

New Zealand division Cash Earnings were lower in First Half 2010, down $77 million or 38%, compared to First Half 2009.

Net interest income declined 6% over First Half 2009 with solid growth in loans and deposits more than offset by lower margins from higher funding costs.

The New Zealand business has invested heavily in the front line by hiring more bankers and increasing training, which has been a key contributor to the growth in loans and deposits. The business is further investing in the franchise, particularly in the Auckland area, opened 5 new branches, appointing 100 additional local business managers, 20 small medium enterprise (SME) business managers, 20 agri-business managers and 10 transactional bankers. At the same time, much of the network has undertaken further training in credit risk and sales management.

Divisional Results (continued)

There have been signs of improvement in the customer experience through process simplification and fee reductions.

The success of this investment is evidenced by:

•                  Reduced complaints which have been achieved through customer fee reductions and changes to the automatic payments process;

•                  Mortgage growth of 6%, against a system growth of 1.5% with a trend towards more floating rate in the owner-occupier segment, particularly in Auckland;

•                  Business lending growth of 1%, compared to the system that has been contracting; and

•                  Deposits grew 7% over First Half 2009. Good growth was achieved in Term Deposits although savings account balances were lower.

While these measures have been positive they are yet to be reflected in the Net Promoter Score. While the division has been able to partly reprice lending, this has been more than offset by higher funding costs leading to an 18 basis point contraction in margins compared with First Half 2009. Higher wholesale funding costs were the main contributor to the decline and is reflected in both lower consumer and business lending spreads, which were down 4 basis points and 21 basis points respectively.

Intense competition for Term Deposits has led to deposit spreads contracting 29 basis points compared to First Half 2009.

Non-interest income fell 21% compared to First Half 2009, mainly due to a $49 million reduction in fee income from lower customer fee income (down $30 million) following the changes to fee structures introduced in October 2009 and lower income from mortgage funds. These falls were partly offset by improved insurance income.

Despite significant investment in the front line, expenses grew by only 2%, with the increase primarily due to the investment in training and in the franchise, along with costs associated with building the new headquarters in Auckland. These expenses were partly offset by efficiencies achieved in head office expenses and redesigning core processes.

Impairment charges were 13% higher than experienced in First Half 2009 but down from the Second Half 2009 peak. The rise was driven by higher individually assessed provisions and by an update to factor changes in our provisioning models which led to a $60 million increase in new collectively assessed provisions. Impaired assets as a percent of Total Committed Exposures (TCE) increased over the period as some facilities identified as watchlist and substandard were downgraded to impaired.

Housing and other consumer delinquencies were improved over the period.

First Half 2010 — Second Half 2009

Features:

•             Cash Earnings up $91 million with significantly lower impairment charges more than offsetting lower core earnings

•             Lower revenues from lower margins, and from lower customer fees following changes in fee structures in October 2009

New Zealand division delivered Cash Earnings of $125 million, up $91 million from Second Half 2009, driven primarily by significantly lower impairment charges.

Net interest income was 5% lower over the prior period as higher funding costs more than offset an improvement in lending and deposit balances. Total lending was up 3% with both mortgages and business lending recording positive growth. A 15 basis point reduction in margins led to the $28 million decline in net interest income.

Non-interest income was also lower from the first full period impact of the customer fee changes introduced in October 2009. The reduction in customer fees (account overdrawn, missed payments, dishonours etc.) of $23 million has had an impact on revenues but has also led to a significant reduction in associated complaints, which are down by 32%. Overall non-interest income was down $24 million or 12%.

Operating expenses were well contained (down $5 million) over Second Half 2009, with employee expenses little changed. Lower software amortisation and improved management of equipment spending offset higher leasehold improvement expenses.

The large drop in impairment charges principally reflects the absence of two large impaired facilities totalling $199 million incurred in Second Half 2009. Partially offsetting this were higher collectively assessed provisions associated with the factor change update.

Impaired assets to TCE were higher for the same reasons as mentioned earlier while consumer delinquencies were largely unchanged.

Divisional Results (continued)

5.5.1            New Zealand Key Metrics

	Half Year	Half Year	Half Year
Lending Growth(1)	March 10	Sept 09	March 09
Mortgages	7%	4%	3%
Other consumer lending	(1)%	(2)%	1%
Consumer lending	7%	4%	2%
Business lending	3%	—	3%
Total lending	6%	2%	3%

	Half Year	Half Year	Half Year
Deposit Growth(1)	March 10	Sept 09	March 09
Consumer deposits	6%	1%	5%
Business deposits	13%	18%	10%
Total deposits	8%	6%	6%

	Half Year	Half Year	Half Year
Divisional Interest Margin	March 10	Sept 09	March 09
New Zealand	2.07%	2.22%	2.25%

	Half Year	Half Year	Half Year
Credit Quality	March 10	Sept 09	March 09
% of Portfolio > 90 Days
Housing delinquencies	0.75%	0.75%	0.82%
Other consumer delinquencies	1.54%	1.56%	1.91%

Impaired Assets
Impaired Assets/Total TCE	1.27%	1.06%	0.88%

	Half Year	Half Year	Half Year
Net Promoter Score (NPS)	March 10	Sept 09	March 09
Consumer NPS(2),(3)	(18)	(17)	(15)
Consumer NPS - position in market	5	5	5
Business NPS(1),(4)	(36)	(38)	(32)
Business NPS - position in market	6	6	6

(1) Growth rates have been annualised.

(2) Nielsen Consumer Finance Monitor Toplines (March 2010). The data provided shows the six month rolling average.

(3) Second Half 2009 and First Half 2009 data is based on a 12 month rolling average.

(4) TNS Conversa Business Finance Monitor Rolling 4 Quarters to March 2010.

Divisional Results (continued)

5.6                   Pacific Banking

Pacific Banking provides banking services for retail and business customers throughout the South Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver our core business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	56	57	73	(2)	(23)
Non-interest income	40	44	79	(9)	(49)
Net operating income	96	101	152	(5)	(37)
Operating expenses	(39)	(40)	(45)	3	13
Core earnings	57	61	107	(7)	(47)
Impairment charges	(4)	(19)	(4)	79	—
Operating profit before tax	53	42	103	26	(49)
Tax and non-controlling interests	(19)	(9)	(34)	(111)	44
Cash Earnings	34	33	69	3	(51)

Economic profit	23	22	56	5	(59)
Expense to income ratio	40.6%	39.6%	29.6%	(100bps )	large

	$bn	$bn	$bn
Deposits	1.8	1.7	2.1	6	(14)
Total assets	2.2	2.1	2.6	5	(15)

Financial Performance

First Half 2010 — First Half 2009

Features:

•             Cash Earnings fell by 51% to $34 million, principally due to reduced foreign exchange income and adverse exchange rate translation impacts

•             The Pacific Banking results have been significantly impacted when translating the local currency results into AUD. As a result, comments on performance in local currency have been included for selected items

Cash Earnings for First Half 2010 were $34 million, down 51%, compared to First Half 2009. The lower performance continued the trend from Second Half 2009, with significantly lower foreign exchange income, and the negative impact of exchange rates on the translation of earnings ($12 million).

Total assets decreased 15%, although lending in local currency grew 3%. Total deposits decreased 14%, although deposits grew 10% in local currency. These factors combined contributed to the 23% decline in net interest income.

The main driver of the 49% decline in non-interest income was lower foreign exchange income. In First Half 2009 the business recorded very strong revenues from strong volumes, high volatility and typically wider market spreads. In First Half 2010, these trends largely retraced with lower volumes, reduced volatility and tighter foreign exchange spreads all contributing to lower income.

Expenses decreased 13%, although expenses in local currency grew 13%. This was a result of an upgrade to the international banking platform, implementation of enhanced anti-money laundering system capability and credit assessment capability introduced in Second Half 2009.

Impairment charges were unchanged over First Half 2009 at $4 million, with no large new impaired assets emerging over the half.

Divisional Results (continued)

First Half 2010 — Second Half 2009

Features:

•             Cash Earnings were little changed over Second Half 2009 although were up 24% in local currency

•             Lower impairment charges were the main driver of the improved performance

Cash Earnings increased $1 million compared to Second Half 2009, notwithstanding that in local currency the result was up 24%.

Net interest income was down moderately (2%), but up 16% in local currency, reflecting good growth in loans (3%) and deposits (8%) being offset by currency translation impacts. Non-interest income was impacted by lower trading volumes, and the significantly lower market spreads referred to previously.

Operating expenses were higher in local currency due to continued business investment and higher personnel costs associated with annual fixed salary movement for local Pacific employees, and investment in increased capability and capacity across the Region. With a currency translation benefit, expenses improved 3% in AUD.

Impairment charges were down 79%. The prior period was particularly impacted by the downgrade in Fiji’s country rating.

Divisional Results (continued)

5.7                   Group Businesses

This segment comprises:

•                  Group items, including earnings on surplus capital, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments (such as hedge results associated with hedging our New Zealand earnings), impact of fair valuation adjustments relating to the St.George merger, earnings from property sales and certain other head office items such as centrally raised provisions;

•                  Group Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Group Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth; and

•                  Structured Finance continues to be wound down. Structured Finance transactions were typically high yielding asset transactions or liability transactions which raised low cost funds on Westpac’s behalf.

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Net interest income	567	596	385	(5)	47
Non-interest income	81	71	(48)	14	large
Net operating income	648	667	337	(3)	92
Operating expenses	(41)	(24)	—	(71)	—
Core earnings	607	643	337	(6)	80
Impairment charges	2	5	(120)	(60)	102
Operating profit before tax	609	648	217	(6)	181
Tax and non-controlling interests	(213)	(244)	(95)	13	(124)
Cash Earnings	396	404	122	(2)	large

Group Treasury

			Pro forma	%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
Net interest income	419	578	375	(28)	12
Non-interest income	10	3	14	large	(29)
Cash Earnings	273	375	249	(27)	10

Structured Finance

				%Mov’t	%Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
Cash Earnings	7	15	15	(53)	(53)

	$bn	$bn	$bn
Net loans	0.0	1.0	1.0	(100)	(100)
Total assets	1.1	2.3	2.6	(52)	(58)

Divisional Results (continued)

Financial Performance

First Half 2010 — First Half 2009

Features:

•             Increased net operating income from Group Treasury

•             No change to economic overlay impairment provision

Cash Earnings increased $274 million compared to First Half 2009.

Growth in Cash Earnings was driven by increases in net operating income and reduced impairment charges. Net operating income increased following an additional $40 million contribution from Group Treasury, increased St.George merger related fair value adjustments and the benefit of lower costs of hedging capital in offshore locations. Impairment charges were lower as there was no addition to the economic overlay impairment provision in First Half 2010 when compared to an increase of $120 million in First Half 2009. Partially offsetting these items were higher expenses following increased project spend in relation to data centre improvements and additional spend on Group system security. Cash Earnings from the Structured Finance business declined by $8 million as the business continues to be wound down.

First Half 2010 — Second Half 2009

Features:

•             Reduced contribution from Group Treasury

•             No change to the economic overlay impairment provision

Cash Earnings decreased $8 million compared to Second Half 2009.

Net operating income reduced as a result of lower contribution from Group Treasury following an exceptional performance in Second Half 2009 ($152 million). Partially offsetting this was higher net operating income from St.George merger related fair value adjustments, which increased to $48 million, higher returns on capital and lower costs of funds charges.

Increases in expenses were driven by the projects mentioned previously.

Group Treasury Value at Risk (VaR)

A decrease in average daily VaR from $38.6 million for Full Year 2009 to $29.5 million for First Half 2010 reflected broadly unchanged risk positions offset by reductions in market volatility as the impacts of extreme volatility during the GFC are being replaced by more normal periods of volatility in the VaR calculation.

Reported Financial Information

6.0        First Half 2010 Reported Financial Information

Notes to the statements shown in Sections 6.1, 6.2, 6.3, 6.4 and 6.5 as required by Appendix 4D are referenced in the margin of the relevant tables.

Reported Financial Information (continued)

6.1       Consolidated Income Statement

$m	Note	Half Year March 10	Half Year Sept 09	Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Interest income	4	16,133	14,413	16,033	12	1
Interest expense	4	(10,120)	(8,325)	(10,475)	(22)	3
Net interest income		6,013	6,088	5,558	(1)	8
Non-interest income	5	2,568	2,330	2,529	10	2
Net operating income before operating expenses and impairment charges		8,581	8,418	8,087	2	6
Operating expenses	6	(3,692)	(3,742)	(3,429)	1	(8)
Impairment charges	12	(879)	(1,681)	(1,557)	48	44
Profit before income tax		4,010	2,995	3,101	34	29
Income tax expense	8	(1,103)	(1,694)	(885)	35	(25)
Net profit for the period		2,907	1,301	2,216	123	31
Net profit attributable to non-controlling interests		(32)	(30)	(41)	(7)	22
Net profit attributable to owners of Westpac Banking Corporation		2,875	1,271	2,175	126	32

Reported Financial Information (continued)

6.2       Consolidated Balance Sheet

		As at	As at	As at	%Mov’t	%Mov’t
		31 March	30 Sept	31 March	Sept 09-	Mar 09-
$m	Note	2010	2009	2009	Mar 10	Mar 10
Assets
Cash and balances with central banks		4,319	3,272	3,866	32	12
Receivables due from other financial institutions		9,642	9,974	12,796	(3)	(25)
Derivative financial instruments	20	26,482	33,187	50,877	(20)	(48)
Trading securities		43,418	43,114	42,279	1	3
Other financial assets designated at fair value		3,227	3,063	2,840	5	14
Available-for-sale securities		7,375	1,630	2,053	large	large
Loans - housing and personal	11	324,154	300,249	277,205	8	17
Loans - business	11	150,490	163,210	171,667	(8)	(12)
Life insurance assets		12,393	12,384	10,635	—	17
Regulatory deposits with central banks overseas		1,327	766	932	73	42
Deferred tax assets		1,831	1,985	1,583	(8)	16
Goodwill and other intangible assets(1)		11,420	11,541	11,594	(1)	(2)
Property, plant and equipment		881	888	853	(1)	3
Other assets		3,816	4,324	5,050	(12)	(24)
Total assets		600,775	589,587	594,230	2	1
Liabilities
Payables due to other financial institutions		8,299	9,235	11,842	(10)	(30)
Deposits at fair value	18	60,030	58,491	56,977	3	5
Deposits at amortised cost	18	275,283	270,965	265,256	2	4
Derivative financial instruments	20	29,830	36,478	50,216	(18)	(41)
Trading liabilities and other financial liabilities designated at fair value		6,362	10,848	14,405	(41)	(56)
Debt issues		150,592	131,353	122,685	15	23
Acceptances		1,082	1,671	2,424	(35)	(55)
Current tax liabilities		731	1,932	1,289	(62)	(43)
Deferred tax liabilities		38	35	—	9	—
Life insurance liabilities		11,761	11,737	10,039	—	17
Provisions		1,495	1,628	1,335	(8)	12
Other liabilities		7,171	7,505	9,003	(4)	(20)
Total liabilities excluding loan capital		552,674	541,878	545,471	2	1
Loan capital
Subordinated bonds, notes and debentures		6,725	8,127	8,929	(17)	(25)
Subordinated perpetual notes		426	443	568	(4)	(25)
Trust Preferred Securities		617	647	855	(5)	(28)
Westpac SPS		1,025	1,024	1,022	—	—
Westpac SPS II		898	897	897	—	—
Total loan capital		9,691	11,138	12,271	(13)	(21)
Total liabilities		562,365	553,016	557,742	2	1
Net assets		38,410	36,571	36,488	5	5
Shareholders’ equity
Share capital:
Ordinary share capital		24,414	23,684	23,139	3	6
Treasury shares and RSP Treasury shares		(188)	(188)	(189)	—	1
Reserves		(102)	(56)	319	(82)	(132)
Retained profits		12,353	11,197	11,287	10	9
Total equity attributable to owners of Westpac Banking Corporation		36,477	34,637	34,556	5	6
Non-controlling interests
Trust preferred securities 2003 (TPS 2003)		1,137	1,137	1,132	—	—
Trust preferred securities 2006 (TPS 2006)		755	755	753	—	—
Other		41	42	47	(2)	(13)
Total non-controlling interests		1,933	1,934	1,932	—	—
Total shareholders’ equity		38,410	36,571	36,488	5	5

(1)       Goodwill and other intangible assets included $634 million in capitalised software costs ($629 million at 30 September 2009 and $586 million at 31 March 2009), with an average amortisation period of approximately three years.

Reported Financial Information (continued)

6.3       Consolidated Cash Flow Statement

					% Mov’t	% Mov’t
		Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	Note	March 10	Sept 09	March 09	Mar 10	Mar 10
Cash flows from operating activities
Interest received		15,586	14,738	16,024	6	(3)
Interest paid		(9,167)	(9,533)	(9,616)	4	5
Dividends received excluding life business		9	11	10	(18)	(10)
Other non-interest income received		2,014	1,819	1,756	11	15
Operating expenses paid		(3,279)	(3,221)	(2,029)	(2)	(62)
Net (increase)/decrease in trading and fair value assets		(964)	(2,529)	14,957	62	(106)
Net decrease in trading and fair value liabilities		(4,419)	(3,515)	(9,589)	(26)	54
Net (increase)/decrease in derivative financial instruments		(3,827)	(4,686)	19,686	18	(119)
Income tax paid excluding life business		(2,073)	(989)	(357)	(110)	large
Life business:
Receipts from policyholders and customers		1,127	1,381	1,298	(18)	(13)
Interest and other items of similar nature		19	2	27	large	(30)
Dividends received		183	297	192	(38)	(5)
Payments to policyholders and suppliers		(1,319)	(1,374)	(1,358)	4	3
Income tax paid		(174)	(22)	(43)	large	large
Net cash (used in)/provided by operating activities	21	(6,284)	(7,621)	30,958	18	(120)
Cash flows from investing activities
Proceeds from available-for-sale securities		735	2,430	2,987	(70)	(75)
Purchase of available-for-sale securities		(6,417)	(2,187)	(1,084)	(193)	large
Net (increase)/decrease in:
Receivables due from other financial institutions		57	757	1,819	(92)	(97)
Loans		(15,001)	(18,821)	(16,524)	20	9
Life insurance assets		10	(50)	17	120	(41)
Regulatory deposits with central banks overseas		(600)	(68)	98	large	large
Other assets		424	(6,741)	2,994	106	(86)
Purchase of computer software		(144)	(156)	(139)	8	(4)
Purchase of property, plant and equipment		(101)	(168)	(117)	40	14
Proceeds from disposal of property, plant and equipment		—	19	—	(100)	—
Controlled entities and businesses acquired, net of cash held and transaction costs		—	(378)	378	100	(100)
Merger with St.George net of transaction costs		—	374	—	(100)	—
Net cash used in investing activities		(21,037)	(24,989)	(9,571)	16	(120)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		—	—	897	—	(100)
Redemption of loan capital		(1,141)	—	(1,869)	—	39
Proceeds from share placements and share purchase plan		—	—	2,890	—	(100)
Proceeds from exercise of employee options		36	8	2	large	large
Purchase of shares on exercise of employee options and rights		(5)	—	(10)	—	50
Net increase/(decrease) in:
Payables due to other financial institutions		(689)	(1,627)	(10,935)	58	94
Deposits		8,373	11,875	8,552	(29)	(2)
Debt issues		24,197	22,784	(19,457)	6	large
Other liabilities		(1,247)	149	(1,617)	large	23
Purchase of treasury shares		(6)	(6)	(35)	—	83
Sale of treasury shares		7	7	—	—	—
Payment of dividends - Westpac shareholders		(1,066)	(1,086)	(887)	2	(20)
Proceeds from DRP Underwriting Agreement		—	—	887	—	(100)
Payments of dividends - former St.George shareholders		—	—	(708)	—	100
Payment of distributions to non-controlling interests		(36)	(31)	(40)	(16)	10
Net cash provided by/(used in) financing activities		28,423	32,073	(22,330)	(11)	large
Net increase/(decrease) in cash and cash equivalents		1,102	(537)	(943)	large	large
Effect of exchange rate changes on cash and cash equivalents		(55)	(57)	—	4	—
Cash and cash equivalents as at the beginning of the period		3,272	3,866	4,809	(15)	(32)
Cash and cash equivalents as at the end of the period		4,319	3,272	3,866	32	12

Reported Financial Information (continued)

6.4       Consolidated Statement of Comprehensive Income

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Net profit for the period	2,907	1,301	2,216	123	31
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	96	49	(16)	96	large
Transferred to income statement	—	(42)	60	100	(100)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(186)	(286)	(149)	35	(25)
Transferred to income statement	(3)	23	(34)	(113)	91
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	43	265	(224)	(84)	119
Exchange differences on translation of foreign operations	(71)	(253)	132	72	(154)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(26)	1	(16)	large	(63)
Cash flow hedging reserve	56	79	57	(29)	(2)
Foreign currency translation reserve	9	24	(17)	(63)	153
Other comprehensive income for the period (net of tax)	(82)	(140)	(207)	41	60
Total comprehensive income for the period	2,825	1,161	2,009	143	41
Attributable to:
Owners of Westpac Banking Corporation	2,793	1,131	1,968	147	42
Non-controlling interests	32	30	41	7	(22)
Total comprehensive income for the period	2,825	1,161	2,009	143	41

Reported Financial Information (continued)

6.5       Consolidated Statement of Changes in Equity

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Share capital
Balance as at beginning of period	23,496	22,950	6,593	2	large
Transactions with owners:
Shares issued:
Under dividend reinvestment plan	696	538	477	29	46
DRP Underwriting Agreement	—	—	887	—	(100)
Under option and share right schemes	37	8	2	large	large
St.George Merger	—	—	12,123	—	(100)
Institutional placement	—	—	2,465	—	(100)
Share Purchase Plan	—	—	440	—	(100)
Final settlement of Hastings Fund Management Limited acquisition	—	—	9	—	(100)
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(3)	(1)	(8)	(200)	63
Disposal/(acquisition) of treasury shares	—	1	(27)	(100)	100
Acquisition of RSP treasury shares	—	—	(11)	—	100
Balance as at period end	24,226	23,496	22,950	3	6
Available-for-sale securities reserve
Balance as at beginning of period	66	56	28	18	136
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	96	49	(16)	96	large
Exchange differences	7	2	—	large	—
Income tax effect	(26)	(13)	3	(100)	large
Transferred to income statements	—	(42)	60	100	(100)
Income tax effect	—	14	(19)	(100)	100
Balance as at period end	143	66	56	117	155
Share based payment reserve
Balance as at beginning of period	420	392	346	7	21
Current period movement due to transactions with employees	72	28	46	157	57
Balance as at period end	492	420	392	17	26
Cash flow hedging reserve
Balance as at beginning of period	(371)	(187)	(61)	(98)	(large)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(186)	(286)	(149)	35	(25)
Income tax effect	55	87	47	(37)	17
Transferred to income statements	(3)	23	(34)	(113)	91
Income tax effect	1	(8)	10	113	(90)
Balance as at period end	(504)	(371)	(187)	(36)	(170)
Foreign currency translation reserve
Balance as at beginning of period	(171)	58	(57)	(large)	(200)
Current period movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations	(71)	(253)	132	72	(154)
Tax on foreign currency translation adjustment	9	24	(17)	(63)	153
Balance as at period end	(233)	(171)	58	(36)	(large)
Total reserves	(102)	(56)	319	(82)	(132)
Retained profits
Balance as at beginning of period	11,197	11,287	10,698	(1)	5
Effect of change in accounting policy for actuarial gains/(losses) on defined benefit obligations	—	—	—	—	—
Effect of initial adoption of revised policy in the accounting for customer loyalty programmes	—	—	—	—	—
Current period movement due to changes in comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)	43	265	(224)	(84)	119
Profit attributable to owners of Westpac Banking Corporation	2,875	1,271	2,175	126	32
Transactions with owners:
Final dividend	(1,762)	—	(1,362)	—	(29)
Interim dividend	—	(1,626)	—	100	—
Balance as at period end	12,353	11,197	11,287	10	9
Total comprehensive income attributable to non- controlling interests	32	30	41	7	(22)
Total comprehensive income attributable to owners of Westpac Banking Corporation	2,793	1,131	1,968	147	42
Total comprehensive income for the period	2,825	1,161	2,009	143	41

Reported Financial Information (continued)

6.6       Notes to First Half 2010 Reported Financial Information

Note 1. Basis of preparation of financial information

The accounting policies and methods of computation adopted in the preparation of the First Half 2010 Financial Information are the same as those in the previous financial year and corresponding interim reporting period. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The accounting policies and methods of computation adopted in the previous financial year were in accordance with the Australian equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act. Westpac’s consolidated financial statements for the previous financial year also comply with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board.

All amounts have been rounded to the nearest million dollars unless otherwise stated.

Reported Financial Information (continued)

Note 2. Interest spread and margin analysis

	Half Year	Half Year	Half Year
	March 10	Sept 09	March 09
Group
Average external interest earning assets ($m)	531,541	505,164	476,095
Net interest income ($m) (reported basis)	6,013	6,088	5,558
Tax equivalent gross-up(1) ($m)	—	22	23
Adjusted net interest income ($m)	6,013	6,110	5,581
Interest spread	2.03%	2.20%	2.17%
Benefit of net non-interest bearing liabilities and equity	0.24%	0.21%	0.18%
Interest margin	2.27%	2.41%	2.35%

(1)       The tax equivalent gross-up, relating to Structured Finance transactions was discontinued in First Half 2010 reflecting the immaterial nature of the balance as the Group continues to run-down the related assets.

Reported Financial Information (continued)

Note 3. Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2010			30 Sept 2009			31 March 2009
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other
financial institutions	9,054	100	2.2%	12,652	111	1.7%	13,022	179	2.8%
Trading securities	50,092	1,070	4.3%	39,952	860	4.3%	54,517	1,289	4.7%
Available-for-sale securities	2,889	91	6.3%	1,722	56	6.5%	1,650	62	7.5%
Other financial assets designated at fair value	1,313	25	3.8%	1,263	19	3.0%	1,175	24	4.1%
Regulatory deposits	1,215	2	0.3%	806	4	1.0%	930	13	2.8%
Loans and other receivables	466,978	14,845	6.4%	448,769	13,385	5.9%	404,801	14,489	7.2%
Total interest earning assets and interest income(1)	531,541	16,133	6.1%	505,164	14,435	5.7%	476,095	16,056	6.8%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	960			1,085			1,292
Life insurance assets	12,335			11,320			11,428
All other assets(2)	57,167			63,889			85,370
Total non-interest earning assets	70,462			76,294			98,090
Total assets	602,003			581,458			574,185

(1)       Total interest income presented in the average balance sheet includes a tax equivalent gross up of $22 million for Second Half 2009 and $23 million for First Half 2009 ($45 million benefit interest income).

(2)       Includes property, plant and equipment, goodwill and intangibles, derivative financial instruments, other assets and deferred tax assets.

Reported Financial Information (continued)

Note 3. Average balance sheet and interest rates (continued)

	Half Year			Half Year			Half Year
	31 March 2010			30 Sept 2009			31 March 2009
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	320,193	5,657	3.5%	314,693	4,904	3.1%	289,626	6,478	4.5%
Payables due to other financial institutions	9,621	72	1.5%	10,669	122	2.3%	17,229	243	2.8%
Loan capital	10,648	273	5.1%	11,452	259	4.5%	11,679	323	5.5%
Other interest bearing liabilities(1)	160,185	4,118	5.2%	137,674	3,040	4.4%	138,615	3,431	5.0%
Total interest bearing liabilities and interest expense	500,647	10,120	4.1%	474,488	8,325	3.5%	457,149	10,475	4.6%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	14,357			14,129			11,937
Life insurance policy liabilities	11,520			10,721			10,829
All other liabilities(2)	37,584			45,407			63,152
Total non-interest bearing liabilities	63,461			70,257			85,918
Total liabilities	564,108			544,745			543,067
Shareholders’ equity	35,981			34,796			29,205
Non-controlling interests	1,914			1,917			1,913
Total equity	37,895			36,713			31,118
Total liabilities and equity	602,003			581,458			574,185

(1) Includes net impact of Group Treasury balance sheet management activities.

(2) Includes provisions for current and deferred income tax and derivative financial instruments.

Reported Financial Information (continued)

Note 3. Average balance sheet and interest rates (continued)

	Half Year			Half Year			Half Year
	31 March 2010			30 Sept 2009			31 March 2009
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Loans and other receivables
Australia	415,830	13,279	6.4%	397,469	11,678	5.9%	350,112	12,334	7.1%
New Zealand	45,164	1,467	6.5%	45,289	1,564	6.9%	47,568	1,983	8.4%
Other overseas	5,984	95	3.2%	6,011	143	4.7%	7,121	172	4.8%

Deposits
Australia	270,740	5,076	3.8%	268,345	4,281	3.2%	241,277	5,437	4.5%
New Zealand	27,364	457	3.4%	28,156	490	3.5%	28,965	805	5.6%
Other overseas	22,089	118	1.1%	18,192	133	1.5%	19,384	236	2.4%

Reported Financial Information (continued)

Note 4. Net interest income

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Interest income
Loans	14,806	13,372	14,400	11	3
Receivables due from other financial institutions	100	111	83	(10)	20
Available-for-sale securities	91	56	62	63	47
Regulatory deposits with central banks overseas	2	4	13	(50)	(85)
Trading securities	1,070	853	1,375	25	(22)
Net ineffectiveness on qualifying hedges	4	(9)	—	144	—
Other financial assets designated at fair value	25	19	24	32	4
Other	35	7	76	large	(54)
Total interest income(1)	16,133	14,413	16,033	12	1

Interest expense
Current and term deposits	(4,812)	(4,036)	(5,257)	(19)	8
Payables due to other financial institutions	(72)	(122)	(243)	41	70
Debt issues	(1,914)	(1,374)	(2,338)	(39)	18
Loan capital	(273)	(259)	(323)	(5)	15
Trading liabilities	(1,065)	(454)	(271)	(135)	(large )
Deposits at fair value	(845)	(868)	(1,221)	3	31
Other	(1,139)	(1,212)	(822)	6	(39)
Total interest expense	(10,120)	(8,325)	(10,475)	(22)	3
Net interest income	6,013	6,088	5,558	(1)	8

(1)       Total interest income in Note 4 is different to Note 3 because it includes a tax equivalent gross-up in total interest income for Second Half 2009 of $22 million and First Half 2009 of $23 million.

Reported Financial Information (continued)

Note 5. Non-interest income

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Fees and commissions
Banking and credit related fees	456	427	377	7	21
Transaction fees and commissions received	655	753	872	(13)	(25)
Service and management fees	4	4	1	—	large
Other non-risk fee income	104	97	106	7	(2)
Total fees and commissions	1,219	1,281	1,356	(5)	(10)

Wealth management and insurance income
Life insurance and funds management net operating income	694	643	573	8	21
General insurance premiums less claims incurred	75	95	57	(21)	32
Total wealth management and insurance income	769	738	630	4	22

Trading income(1)
Foreign exchange income	224	48	659	large	(66)
Other trading securities	236	241	(47)	(2)	large
Total trading income	460	289	612	59	(25)

Other income
Dividends received	9	11	10	(18)	(10)
Rental income	3	3	2	—	50
Net gain/(loss) on ineffective hedges	10	(4)	7	large	43
Hedging overseas operations	17	44	(24)	(61)	171
Net gain/(loss) on derivatives held for risk management purposes(2)	4	(37)	91	111	(96)
Gain/(loss) on disposal of assets	25	(9)	1	large	large
Net gain/(loss) on financial instruments designated at fair value	29	40	(40)	(28)	173
Other	23	(26)	(116)	188	120
Total other income	120	22	(69)	large	large
Total non-interest income	2,568	2,330	2,529	10	2

(1)       Trading income primarily includes earnings from our WIB markets, Pacific Banking businesses and our Treasury foreign exchange operations in Australia and New Zealand.

(2)       Income from derivatives held for risk management purposes primarily comprises net gains/losses on realised and unrealised hedges on New Zealand future retail earnings and net gains/losses on the hedge of our 2003 Trust Preferred Security.

Reported Financial Information (continued)

Note 6. Expense analysis

$m	Half Year March 10	Half Year Sept 09	Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Salaries and other staff expenses
Salaries and wages	1,529	1,489	1,367	(3)	(12)
Other staff expenses	455	432	402	(5)	(13)
Restructuring costs	24	76	40	68	40
Total salaries and other staff expenses	2,008	1,997	1,809	(1)	(11)

Equipment and occupancy expenses
Operating lease rentals	216	201	188	(7)	(15)
Depreciation, amortisation and impairment:
Premises	10	10	8	—	(25)
Leasehold improvements	29	28	24	(4)	(21)
Furniture and equipment	30	33	29	9	(3)
Technology	32	33	30	3	(7)
Software	134	120	86	(12)	(56)
Equipment repairs and maintenance	33	35	34	6	3
Electricity, water and rates	5	5	6	—	17
Land tax	2	3	2	33	—
Other	29	28	23	(4)	(26)
Total equipment and occupancy expenses	520	496	430	(5)	(21)

Other expenses
Amortisation of deferred expenditure	1	10	2	90	50
Amortisation of intangible assets	104	104	78	—	(33)
Impairment charges - goodwill(1)	—	—	2	—	100
Non-lending losses	17	73	109	77	84
Purchased services:
Technology and information services	124	139	110	11	(13)
Legal	20	28	13	29	(54)
Other professional services	238	243	166	2	(43)
Credit card loyalty programmes	60	52	158	(15)	62
Stationery	41	42	38	2	(8)
Postage and freight	67	64	59	(5)	(14)
Outsourcing costs	275	262	252	(5)	(9)
Insurance	9	11	8	18	(13)
Advertising	79	87	68	9	(16)
Transaction taxes	5	(1)	6	large	17
Training	10	14	8	29	(25)
Travel	35	33	30	(6)	(17)
Other expenses	79	88	83	10	5
Total other expenses	1,164	1,249	1,190	7	2
Total	3,692	3,742	3,429	1	(8)

(1)       Impairment of goodwill in First Half 2009 relates to the impairment of BT New Zealand goodwill.

Reported Financial Information (continued)

Note 7. Deferred expenses and capitalised software

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Capitalised software	634	629	586	1	8
Deferred acquisition costs	180	126	139	43	29
Other	20	13	28	54	(29)

Note 8. Income tax

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax expense	4,010	2,995	3,101	34	29
Prima facie income tax based on the Australian company tax rate of 30%	1,203	899	930	(34)	(29)
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate	—	—	—	—	—
Rebateable and exempt dividends	(5)	(9)	(10)	44	50
Tax losses not previously recognised now brought to account	—	(5)	—	100	—
Life insurance:
Tax adjustment on policy holders earnings(1)	(5)	8	(3)	(163)	(67)
Adjustment for life business tax rates	1	2	(3)	(50)	133
Other non-assessable items	(14)	(11)	(13)	(27)	(8)
Other non-deductible items	13	52	16	(75)	(19)
Adjustment for overseas tax rates	2	(29)	13	107	(85)
Income tax (over)/under provided in prior years	3	9	10	(67)	(70)
Other items(2)	(95)	778	(55)	(112)	(73)
Total income tax expense in the income statement	1,103	1,694	885	35	(25)
Average effective income tax rate	27.5%	56.6%	28.5%	(large)	(100bps )
Tax equivalent gross up(3)	—	22	23	(100)	(100)
Effective tax rate (excluding life company)	27.6%	56.4%	28.6%	(large)	(100bps )
Effective tax rate (including gross up)	27.5%	56.9%	29.1%	(large)	(160bps )
Effective tax rate (including gross up and excluding life company accounting)	27.6%	56.7%	29.2%	(large)	(160bps )

(1)       In accordance with the requirements of Australian Accounting Standard AASB 1038 Life Insurance Contracts, our tax expense for First Half 2010 includes a $7 million tax credit on policyholders’ investment earnings ($11 million tax debit for Second Half 2009 and $4 million tax credit for First Half 2009) of which $2 million is a prima facie tax benefit, ($3 million prima facie tax expense for Second Half 2009 and $1 million prima facie tax benefit for First Half 2009) and the balance of $5 million ($8 million for Second Half 2009 and $3 million for First Half 2009) is shown here.

(2)       This includes the provision raised in relation to structured finance transactions.

(3)       The tax equivalent gross up represents the benefit in respect of certain financing transactions entered into by the Structured Finance business. The gross-up has been discontinued in First Half 2010 reflecting the immaterial nature of the balance as the Group continues to run-down the related assets.

Reported Financial Information (continued)

Note 9. Dividends

	Half Year	Half Year	Half Year
	March 10	Sept 09	March 09
Ordinary dividend (cents per share)
Interim (fully franked)	65	—	56
Final (fully franked) - determined dividend	—	60	—
	65	60	56
Total dividends paid ($m)
Ordinary dividends paid	1,762	1,626	1,362
	1,762	1,626	1,362
Ordinary dividend payout ratio	66.7%	137.9%	66.4%

The Group operates a DRP that is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. As noted in Section 4.5, the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2010 interim dividend only. Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must complete and return a DRP election form to Westpac’s share registry by 5.00pm (Sydney time) on 21 May 2010.

Note 10. Earnings per ordinary share

	Half Year March 10	Half Year Sept 09	Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Earnings per ordinary share (cents)
Basic	97.5	43.5	84.3	124	16
Fully diluted(1)	95.0	43.1	81.1	120	17
Weighted average number of fully paid ordinary shares (millions)
Basic	2,947	2,914	2,579	1	14
Fully diluted	3,086	3,066	2,745	1	12

(1)       On 31 March 2009 Westpac issued 9,083,278 Stapled Preferred Securities (Westpac SPS II) at $100 each, each consisting of a perpetual, unsecured, non-cumulative subordinated note, stapled to a preference share. As the Westpac SPS II will convert into ordinary shares in certain circumstances, any dilutive impact must be considered.

Reported Financial Information (continued)

Note 10. Earnings per ordinary share  (continued)

	Half Year	Half Year	Half Year
	March 10	Sept 09	March 09
Reconciliation of ordinary shares on issue before the effect of own shares held (millions)
Opening balance	2,941	2,911	1,895
Number of shares issued for St.George Merger	—	—	743
Number of shares issued under the Dividend Reinvestment Plan (DRP)	29	29	30
Number of shares issued under Underwritten DRP	—	—	54
Number of shares issued under the Employee Share Plan (ESP)	1	1	—
Number of shares issued under option and share right schemes	5	—	4
Number of shares issued under Share Purchase Plan	—	—	28
Number of shares issued relating to acquisition of Hastings FML	—	—	1
Number of shares issued relating to Institutional Placement	—	—	156
Closing balance	2,976	2,941	2,911

	Half Year		Half Year		Half Year
	31 March 2010		30 Sept 2009		31 March 2009
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	2,907	2,907	1,301	1,301	2,216	2,216
Net profit attributable to non-controlling interests	(32)	(32)	(30)	(30)	(41)	(41)
Distribution on RSP treasury shares(1)	(3)	—	(3)	—	(2)	—
2004 TPS distributions	—	11	—	8	—	14
Westpac SPS distributions	—	16	—	14	—	20
Westpac SPS II distributions	—	17	—	16	—	—
2007 convertible notes distributions	—	12	—	11	—	18
Earnings	2,872	2,931	1,268	1,320	2,173	2,227
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	2,960	2,960	2,926	2,926	2,590	2,590
Effect of own shares held	(13)	(13)	(12)	(12)	(11)	(11)
Potential dilutive adjustment:
Exercise of options	—	5	—	4	—	4
Conversion of 2004 TPS	—	21	—	24	—	43
Restricted share plan	—	3	—	4	—	2
Conversion of Westpac SPS	—	38	—	42	—	59
Conversion of Westpac SPS II	—	34	—	37	—	—
Conversion of 2007 convertible notes	—	38	—	41	—	58
Total weighted average number of ordinary shares	2,947	3,086	2,914	3,066	2,579	2,745
Earnings per ordinary share (cents)	97.5	95.0	43.5	43.1	84.3	81.1

(1)          While the equity granted to employees remains unvested, Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and voting rights on the shares. Consequently, a position for the profit is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

Reported Financial Information (continued)

Note 11. Loans

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	% M ov’t Sept 09- Mar 10	% M ov’t Mar 09- Mar 10
Loans are classified based on the location of the lending office:
Australia
Overdrafts	3,770	3,880	3,951	(3)	(5)
Credit card outstandings	9,696	9,429	9,419	3	3
Overnight and at call money market loans	310	231	378	34	(18)
Acceptance of finance	46,149	49,103	49,521	(6)	(7)
Term loans:
Housing	241,585	221,902	198,752	9	22
Housing - line of credit	35,898	35,699	35,656	1	1
Total housing	277,483	257,601	234,408	8	18
Non-housing	81,090	81,552	86,563	(1)	(6)
Finance leases	5,301	5,468	5,761	(3)	(8)
Margin lending	3,996	3,900	4,074	2	(2)
Other	2,540	4,907	5,467	(48)	(54)
Total Australia	430,335	416,071	399,542	3	8

New Zealand
Overdrafts	1,040	1,122	1,205	(7)	(14)
Credit card outstandings	950	969	965	(2)	(2)
Overnight and at call money market loans	1,282	1,356	1,654	(5)	(22)
Term loans:
Housing	25,934	26,536	26,410	(2)	(2)
Non-housing	14,621	15,771	16,103	(7)	(9)
Other	345	326	309	6	12
Total New Zealand	44,172	46,080	46,646	(4)	(5)

Other Overseas
Overdrafts	175	183	253	(4)	(31)
Term loans:
Housing	967	969	1,095	—	(12)
Non-housing	3,527	4,228	5,408	(17)	(35)
Finance leases	38	38	51	—	(25)
Other	363	274	20	32	large
Total Overseas	5,070	5,692	6,827	(11)	(26)

Total loans	479,577	467,843	453,015	3	6
Provision on loans	(4,933)	(4,384)	(4,143)	(13)	(19)
Total net loans(1)	474,644	463,459	448,872	2	6

(1)       Total net loans include securitised loans of $14,693 million at 31 March 2010 ($14,256 million at 30 September 2009 and $22,928 million at 31 March 2009). These securitised loans exclude loans securitised to the series 2008 — 1M WST Trust and Crusade Trust No.2P of 2008, as Westpac is the sole holder of all of the notes issued by these trusts, and loans held by a warehouse trust that is funded by Westpac.

Reported Financial Information (continued)

Note 12. Provisions for impairment charges

	Half Year	Half Year	Half Year
$m	March 10	Sept 09	March 09
Collectively assessed provisions
Balance at beginning of the period	3,506	3,067	1,761
St.George provisions including merger adjustments(1)	—	—	893
New provisions raised	399	698	584
Write-offs	(315)	(371)	(261)
Discount unwind	136	116	114
Exchange rate and other adjustments	(29)	(4)	(24)
Closing balance	3,697	3,506	3,067

Individually assessed provisions
Balance at beginning of the period	1,228	1,416	413
St.George provisions including merger adjustments(1)	—	10	110
New individually assessed provisions	637	1,084	1,027
Write-backs	(136)	(70)	(36)
Write-offs	(125)	(1,179)	(112)
Discount unwind	(17)	(5)	(6)
Exchange rate and other adjustments	(11)	(28)	20
Closing balance	1,576	1,228	1,416
Total provisions for impairment charges on loans and credit commitments	5,273	4,734	4,483
Less: provisions for credit commitments	(340)	(350)	(340)
Total provisions for impairment charges on loans	4,933	4,384	4,143

	Half Year	Half Year	Half Year
$m	March 10	Sept 09	March 09
Reconciliation of impairment charges
New individually assessed provisions	637	1,084	1,027
Write-backs	(136)	(70)	(36)
Recoveries	(21)	(31)	(18)
New collectively assessed provisions	399	698	584
Impairment charges	879	1,681	1,557

(1)       The St.George impairment provisions include $587 million relating to the merger accounting adjustments ($511 million in collectively assessed provisions and $76 million in individually assessed provisions).

Reported Financial Information (continued)

Note 13. Non-performing loans

	Australia			New Zealand			Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March
$m	2010	2009	2009	2010	2009	2009	2010	2009	2009	2010	2009	2009
Non-accrual assets(1):
Gross amount	3,247	2,975	2,628	578	495	405	174	56	77	3,999	3,526	3,110
Impairment provision	(1,395)	(1,139)	(1,295)	(190)	(145)	(118)	(71)	(24)	(34)	(1,656)	(1,308)	(1,447)
Net	1,852	1,836	1,333	388	350	287	103	32	43	2,343	2,218	1,663

Restructured loans:
Gross amount	64	67	—	—	—	—	5	4	1	69	71	1
Impairment provision	(26)	(25)	—	—	—	—	(1)	(1)	—	(27)	(26)	—
Net	38	42	—	—	—	—	4	3	1	42	45	1

Overdrafts and revolving credit greater than 90 days:
Gross amount	206	151	161	20	21	26	1	1	1	227	173	188
Impairment provision	(149)	(136)	(136)	(17)	(11)	(14)	(1)	(1)	(1)	(167)	(148)	(151)
Net	57	15	25	3	10	12	—	—	—	60	25	37

Total non-performing loans:
Gross amount	3,517	3,193	2,789	598	516	431	180	61	79	4,295	3,770	3,299
Impairment provision	(1,570)	(1,300)	(1,431)	(207)	(156)	(132)	(73)	(26)	(35)	(1,850)	(1,482)	(1,598)
Net	1,947	1,893	1,358	391	360	299	107	35	44	2,445	2,288	1,701

(1)       Represents assets (excluding restructured loans) that are individually assessed for impairment, with the exception of loans that are fully backed by acceptable security.

Reported Financial Information (continued)

Note 14. Movement in gross impaired assets

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Balance as at beginning of period	3,770	3,299	1,177	14	large
St.George impaired assets including merger adjustments	—	12	416	(100)	(100)
New and increased	1,218	2,149	1,798	(43)	(32)
Write-offs	(440)	(1,550)	(373)	72	(18)
Returned to performing or repaid	(568)	(531)	(162)	(7)	(large )
Portfolio managed - new/increased/returned/repaid	315	392	444	(20)	(29)
Exchange rate and other adjustments	—	(1)	(1)	100	100
Balance as at period end	4,295	3,770	3,299	14	30

Note 15. Items past 90 days but well secured

	As at	As at	As at	%Mov’t	%Mov’t
	31 March	30 Sept	31 March	Sept 09-	Mar 09-
$m	2010	2009	2009	Mar 10	Mar 10
Australia
Housing products	816	705	640	16	28
Other products	1,418	1,013	1,055	40	34
Total Australia	2,234	1,718	1,695	30	32

New Zealand
Housing products	106	123	135	(14)	(21)
Other products	47	61	68	(23)	(31)
Other Overseas	58	24	22	142	164
Total Overseas	211	208	225	1	(6)
Total	2,445	1,926	1,920	27	27

Note 16. Impaired assets and provisioning ratios

	As at	As at	As at	% Mov’t		% Mov’t
	31 March	30 Sept	31 March	Sept 09-		Mar 09-
	2010	2009	2009	Mar 10		Mar 10
Net impaired assets to equity and collectively assessed provisions	5.8%	5.7%	4.3%	(10bps	)	(150bps	)
Total impaired assets to gross loans	0.90%	0.81%	0.73%	(9bps	)	(17bps	)
Total impaired assets to equity and total provisions	9.8%	9.1%	8.1%	(70bps	)	(170bps	)
Total impairment provisions to total impaired assets	43.1%	39.3%	48.4%	380bps		large
Total provisions to gross loans	110bps	101bps	99bps	9bps		11bps
Collectively assessed provisions to performing non-housing loans(1)	201 bps	182bps	152bps	19bps		49bps
Collectively assessed provisions to risk weighted assets	127bps	121bps	110bps	6bps		17bps
Collectively assessed provisions to credit risk weighted assets	150bps	142bps	125bps	8bps		25bps
Total provisions to risk weighted assets	182bps	164bps	160bps	18bps		22bps

Note 17. Delinquencies (90 days past due loans)

	As at	As at	As at	% Mov’t		% Mov’t
	31 March	30 Sept	31 March	Sept 09-		Mar 09-
	2010	2009	2009	Mar 10		Mar 10
Mortgages	0.40%	0.37%	0.51%	(3bps	)	11bps
Other personal lending	1.34%	1.04%	1.25%	(30bps	)	(9bps	)
Total personal lending	0.45%	0.41%	0.55%	(4bps	)	10bps

(1)       Non-housing loans have been determined on a loan purpose basis.

Reported Financial Information (continued)

Note 18. Deposits

$m	As at 31 March 2010	As at 30 Sept 2009	As at 31 March 2009	%M ov’t Sept 09- Mar 10	%M ov’t Mar 09- Mar 10
Australia
Deposits at fair value
Certificates of deposit	41,275	45,534	44,593	(9)	(7)
Total deposits at fair value	41,275	45,534	44,593	(9)	(7)
Deposits at amortised cost
Non-interest bearing, repayable at call	11,528	10,459	9,240	10	25
Certificates of deposit	3,411	3,262	5,531	5	(38)
Other interest bearing:
At Call	131,945	141,321	130,986	(7)	1
Term	94,547	80,887	82,323	17	15
Total deposits at amortised cost	241,431	235,929	228,080	2	6
Total Australia	282,706	281,463	272,673	—	4

New Zealand
Deposits at fair value
Certificates of deposit	1,881	2,844	3,369	(34)	(44)
Total deposits at fair value	1,881	2,844	3,369	(34)	(44)
Deposits at amortised cost
Non-interest bearing, repayable at call	2,053	1,976	1,939	4	6
Other interest bearing:
At Call	10,157	10,629	12,409	(4)	(18)
Term	14,546	14,407	12,748	1	14
Total deposits at amortised cost	26,756	27,012	27,096	(1)	(1)
Total New Zealand	28,637	29,856	30,465	(4)	(6)

Other Overseas
Deposits at fair value
Certificates of deposit	16,874	10,113	9,015	67	87
Total deposits at fair value	16,874	10,113	9,015	67	87
Deposits at amortised cost
Non-interest bearing, repayable at call	380	381	453	—	(16)
Certificates of deposit	271	410	503	(34)	(46)
Other interest bearing:
At Call	2,158	2,217	894	(3)	141
Term	4,287	5,016	8,230	(15)	(48)
Total deposits at amortised cost	7,096	8,024	10,080	(12)	(30)
Total Other Overseas	23,970	18,137	19,095	32	26
Total deposits	335,313	329,456	322,233	2	4

Reported Financial Information (continued)

Note 19. Capital adequacy — Basel II

	As at	As at	As at
	31 March	30 Sept	31 March
$m	2010	2009	2009
Tier 1 capital
Fundamental Tier 1 capital
Paid up ordinary capital	24,414	23,684	23,139
Treasury shares	(117)	(117)	(119)
Equity based remuneration	492	449	392
Foreign currency translation reserves	(233)	(171)	58
Non-controlling interests - other	41	42	47
Retained earnings	12,353	11,197	11,287
Less retained earnings in life and general insurance, funds management and securitisation entities	(843)	(522)	(474)
Dividends provided for capital adequacy purposes	(1,935)	(1,765)	(1,630)
Estimated reinvestment under dividend reinvestment plan	522	582	440
Deferred fees	96	104	89
Total fundamental Tier 1 capital	34,790	33,483	33,229
Deductions from Tier 1 capital
Goodwill (excluding funds management entities)	(9,159)	(9,142)	(9,165)
Deferred tax assets	(1,098)	(1,388)	(1,135)
Goodwill in life and general insurance, funds management and securitisation entities	(1,181)	(1,291)	(1,311)
Capitalised expenditure	(594)	(578)	(547)
Capitalised software	(590)	(577)	(529)
Pension fund surpluses and deficits
Recorded in accounts	265	387	845
Actual pension fund deficits	(265)	(387)	(845)
Tangible investments in non-consolidated subsidiaries	(823)	(856)	(1,083)
Regulatory expected loss	(402)	(379)	(388)
General reserve for credit loss adjustments	—	—	—
Securitisation	(118)	(154)	(165)
Excess investments in non-subsidiary entities	(78)	(78)	(78)
Other Tier 1 deductions	(116)	(84)	(36)
Total deductions from Tier 1 capital	(14,159)	(14,527)	(14,437)
Total fundamental Tier 1 capital after deductions	20,631	18,956	18,792

Residual Tier 1 capital
Westpac SPS	1,025	1,024	1,022
Westpac SPS II	898	897	897
Trust preferred securities (2003 TPS)	1,137	1,137	1,132
Trust preferred securities (2004 TPS)	617	647	855
Trust preferred securities (2006 TPS)	755	755	753
Total residual Tier 1 capital	4,432	4,460	4,659
Net Tier 1 capital	25,063	23,416	23,451

Reported Financial Information (continued)

Note 19. Capital adequacy — Basel II (continued)

	As at	As at	As at
	31 March	30 Sept	31 March
$m	2010	2009	2009
Tier 2 capital
Upper Tier 2 capital
Subordinated undated capital notes	426	443	568
Eligible general reserve for credit loss	752	720	598
Revaluation reserve - available-for-sale securities	64	27	42
Net upper Tier 2 capital	1,242	1,190	1,208
Lower Tier 2 capital
Eligible subordinated bonds, notes and debentures	6,517	7,988	8,848
Net lower Tier 2 capital	6,517	7,988	8,848
Deductions from Tier 2 capital
Tangible investments in non-consolidated subsidiaries	(823)	(856)	(1,083)
Regulatory expected loss	(402)	(379)	(388)
Securitisation	(118)	(154)	(165)
Excess investments in non-subsidiary entities	(78)	(78)	(78)
Total deductions from Tier 2 capital	(1,421)	(1,467)	(1,714)
Net Tier 2 capital	6,338	7,711	8,342
Total regulatory capital (Level 2 capital base)	31,401	31,127	31,793
Risk weighted assets	290,097	288,739	280,029
Tier 1 capital ratio	8.6%	8.1%	8.4%
Tier 2 capital ratio	2.2%	2.7%	3.0%
Total regulatory capital ratio	10.8%	10.8%	11.4%

Reported Financial Information (continued)

Note 19. Capital adequacy — Basel II (continued)

	As at	As at	As at
	31 March	30 Sept	31 March
$m	2010	2009	2009
Credit risk - on-balance sheet
Corporate(1)	26,326	29,907	30,575
Business lending(2)	24,911	24,314	23,252
Sovereign(3)	282	123	100
Bank(4)	1,231	1,551	1,429
Residential mortgages	36,219	32,980	30,418
Australian credit cards	3,721	3,489	3,525
Other retail	3,703	3,826	4,024
Small business(5)	2,670	2,969	3,105
Specialised lending: Property and project finance(6)	25,264	24,721	24,974
Securitisation(7)	3,393	3,866	4,813
Standardised	77,605	75,988	72,644
Total on-balance sheet assets - credit risk	205,325	203,734	198,859

Credit risk - off-balance sheet
Corporate(1)	20,604	22,451	23,076
Business lending(2)	4,957	4,993	4,981
Sovereign(3)	172	291	258
Bank(4)	2,368	2,272	2,843
Residential mortgages	2,555	2,333	2,135
Australian credit cards	1,196	1,210	1,200
Other retail	549	569	577
Small business(5)	435	387	403
Specialised lending: Property and project finance(6)	3,790	3,535	4,804
Securitisation(7)	2,103	2,432	2,791
Standardised	2,326	2,472	2,589
Total off-balance sheet assets - credit risk	41,055	42,945	45,657

Equity risk	996	1,331	1,045
Market risk	6,707	6,838	8,003
Operational risk(8)	22,624	21,725	19,319
Interest rate risk in the banking book	10,573	9,624	2,538
Other assets	2,817	2,542	4,608
Total risk weighted assets	290,097	288,739	280,029

(1)       Corporate — Typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business Lending or Small Business.

(2)       Business Lending — Includes exposures where the borrower has annual turnover less than or equal to $50 million and exposure greater than $1 million.

(3)       Sovereign — Includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.

(4)       Bank — Includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.

(5)       Small Business — Includes exposures less than or equal to $1 million.

(6)       Specialised Lending: Property & Project Finance — Includes exposures to entities created to finance and/or operate specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

(7)       Securitisation — Exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

Reported Financial Information (continued)

Note 20. Derivative financial instruments

As at 31 March 2010

		Fair	Fair
	Notional	Value	Value
$m	Amount (1)	(Asset)	(Liability)
Held for trading
Interest rate
Futures	94,985	64	1
Forwards	104,202	27	25
Swaps	833,374	10,332	9,428
Options	46,982	119	80
Foreign exchange
Forwards	419,855	5,540	5,524
Swaps	246,983	8,167	4,864
Options	23,557	175	192
Commodities	5,184	280	256
Equities and credit	37,503	555	517
Total held for trading derivatives	1,812,625	25,259	20,887
Fair value hedges
Interest rate
Swaps	16,422	224	302
Foreign exchange
Swaps	25,767	234	4,477
Total fair value hedging derivatives	42,189	458	4,779
Cash flow hedges
Interest rate
Futures	—	—	—
Swaps	83,477	586	1,326
Foreign exchange
Swaps	20,702	179	2,831
Total cash flow hedging derivatives	104,179	765	4,157
Net investment hedges
Foreign exchange
Other	2,317	—	7
Total net investment hedges	2,317	—	7
Total derivatives at as 31 March 2010	1,961,310	26,482	29,830
As at 30 September 2009	1,765,359	33,187	36,478
As at 31 March 2009	1,856,901	50,877	50,216

(8)  Operational Risk — The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

(1)  Notional amount refers to the face value of the amount upon which cash flows are calculated.

Reported Financial Information (continued)

Note 20. Derivative financial instruments (continued)

WIB Markets - Daily Value at Risk (VaR)(1)

$m	High	Low	Average
Six months ended 31 March 2010	15.1	4.3	8.8
Six months ended 30 September 2009	15.0	5.9	10.6
Six months ended 31 March 2009	14.1	5.5	9.3

Average

	Half Year	Half Year	Half Year
$m	2010	2009	2009
Interest rate risk	8.4	10.1	5.9
Foreign exchange risk	1.6	3.2	4.6
Equity risk	0.9	1.4	2.4
Commodity risk(2)	1.1	3.6	2.8
Other market risks(3)	2.9	3.0	3.8
Diversification benefit	(6.1)	(10.7)	(10.2)
Net market risk	8.8	10.6	9.3

Treasury’s Traded Risk and Non-Traded Interest Rate Risk

$m	High	Low	Average
Six months ended 31 March 2010	52.3	17.4	29.5
Six months ended 30 September 2009	53.1	25.3	36.0
Six months ended 31 March 2009	59.5	29.4	41.4

(1)       The daily VaR presented in Note 20 above reflects a divisional view of VaR being the VaR for WIB Markets and the VaR for Treasury’s traded risk and non-traded interest rate risk. This presentation aligns with the presentation of WIB Markets and Treasury, as referred to in Sections 4.2.2 and 5.7 respectively. It varies from the presentations of VaR in Westpac’s 2009 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel II where market risk disclosures are segregated as trading and banking book. The different treatment reflects the aggregation of Treasury’s trading activities with those of WIB Markets in the trading VaR disclosure under the Basel II presentation whereas these activities are included in Treasury’s traded risks and non-traded interest rate risk in the table above. VaR numbers include St. George trading and treasury positions from 18 November 2008.

(2)       Includes Electricity Risk.

(3)       Includes prepayment risk and credit spread risk (exposures to movements in generic credit rating bands).

Reported Financial Information (continued)

Note 21. Note to the cash flow statement

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 09-	Mar 09-
$m	March 10	Sept 09	March 09	Mar 10	Mar 10
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	2,907	1,301	2,216	123	31
Adjustments:
Depreciation and amortisation	342	353	257	(3)	33
(Decrease)/increase in sundry provisions and other non-cash items	(500)	(59)	494	(large)	(large)
Impairment charges	900	1,712	1,575	(47)	(43)
(Decrease)/increase in derivative financial instruments	(3,827)	(4,686)	19,686	18	(119)
(Increase)/decrease in trading securities	(964)	(2,529)	14,957	62	(106)
Decrease in trading and fair value liabilities	(4,419)	(3,515)	(9,589)	(26)	54
(Increase)/decrease in accrued interest receivable	(532)	137	208	(large)	(large)
Increase/(decrease) in accrued interest payable	953	(1,018)	669	194	42
(Increase)/decrease in current and deferred tax	(1,144)	683	485	(large)	(large)
Net cash (used in)/provided by operating activities	(6,284)	(7,621)	30,958	18	(120)

Details of assets and liabilities of controlled entities and businesses acquired:
Total assets (financial and tangible)	—	57	147,882	(100)	(100)
Identifiable intangible assets	—	—	2,493	—	(100)
Total liabilities	—	(72)	(144,773)	100	100
Fair value of identifiable net assets acquired	—	(15)	5,602	100	(100)
Goodwill	—	15	6,147	(100)	(100)
Shares issued	—	4	(12,120)	(100)	100
Non-controlling interests	—	—	(7)	—	100
Cash paid/(acquired) (net of transaction costs)	—	4	(378)	(100)	100

Reported Financial Information (continued)

Note 22. Other group investments

The group had a significant non-controlling shareholding in the following entities as at 31 March 2010:

	Country
	where	Beneficial
	Business is	Interest
	Carried on	%	Nature of Business
Alleron Investment Management Limited	Australia	46.7	Holding company
Angusknight Pty Limited	Australia	27.8	Employment and training
Arkx Investment Management Pty Limited	Australia	30.0	Investment company
ATI Asset Management Limited	Australia	37.2	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Cardlink Services Limited	Australia	22.3	Card clearing system
Cards NZ Limited	New Zealand	15.0	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Continuum Capital Management Limited	Australia	50.0	Funds management
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
CV Services Group Pty Limited	Australia	26.9	Investment company
Direct Portfolio Group Limited	Australia	42.2	Funds management
First Samuel Limited	Australia	25.0	Funds management
Franklyn Scholar Pty Limited	Australia	20.0	Vocational education and training
H3 Global Advisors Pty Limited	Australia	45.0	Funds management
Helix Partners Limited	Australia	40.0	Investment company
Mondex Australia Pty Limited	Australia	25.0	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	Smart card operations
Paymark Limited	New Zealand	25.0	Electronic payments processing
Quadrant Capital Fund No. 2	Australia	26.7	Investment fund
Rhodes Contracting Pty Limited	Australia	25.5	Services to mining
Ronin Consolidated Holdings Pty Limited (in voluntary liquidation)	Australia	25.0	Property funds management
Sapphire VIII 2005-2 Trust	Australia	20.0	Investment fund
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property funds fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Service Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	Corporate trustee

The total carrying amount of the Group’s significant non-controlling shareholding was $109 million (30 September 2009 $179 million 31 March 2009 $194 million).

During the six months ended 31 March 2010 the Group acquired a non-controlling interest in the following entities:

• Alleron Investment Management Limited	Acquired	October 2009
• Arkx Investment Management Pty Limited	Acquired	October 2009
• ATI Asset Management Limited	Acquired	October 2009
• Continuum Capital Management Limited	Acquired	October 2009
• Direct Portfolio Group Limited	Acquired	October 2009
• First Samuel Limited	Acquired	October 2009
• H3 Global Advisors Pty limited	Acquired	October 2009
• Helix Partners Limited	Acquired	October 2009
• Sapphire VIII 2005-2 Trust	Acquired	December 2009

Reported Financial Information (continued)

Note 22. Other group investments (continued)

During the six months ended 31 March 2010 the Group’s interest in the following investment changed:

• Rhodes Contacting Pty Limited (from 17.2% to 25.5%)	February 2010

During the six months ended 31 March 2010 the Group’s interest in the following investments were disposed of (“disposed”) or ceased to be significant (“ceased”):

• North Queensland Airports No. 1 (Mackay) Trust and its controlled entities	Disposed	January 2010
• North Queensland Airports No. 2 (Mackay) Trust and its controlled entities	Disposed	January 2010
• Isomer Structure Investment Vehicle I	Disposed	December 2009
• Resco Services Pty Limited	Ceased	February 2010
• St Hilliers Enhanced Property Fund No. 1	Ceased	February 2010

During the six months ended 31 March 2010 the following investment changed its name:

•             Electronic Transaction Services Limited to Paymark Limited.

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

During the six months ended 31 March 2010 the following controlled entities were incorporated, formed or acquired:

• Number 120 Limited	Incorporated	11 February 2010
• Series 2009-1 WST Trust	Created	16 December 2009

During the six months ended 31 March 2010 the following entities previously non-controlling became controlled entities:

• Ascalon Capital Managers Limited	29 October 2009
• TPC Services Australia Pty Limited	29 October 2009

During the six months ended 31 March 2010 the following controlled entities ceased to be controlled or were disposed of:

• 1925 House Limited	Deregistered	16 December 2009
• 1925 (Insurance Premium Funding) Pty Limited	Deregistered	15 March 2010
• 1925 (Properties) Pty Limited	Deregistered	24 February 2010
• AGRI Private Capital Management Limited	Struck off	30 March 2010
• Armour Securitisation Pty Limited	Deregistered	4 November 2009
• Australian Employee Share Ownership Plan (No.4) Limited	Deregistered	16 December 2009
• Challenge Information Technology Pty Limited	Deregistered	15 March 2010
• Colmso Pty Limited	Deregistered	8 March 2010
• Colmtea Pty Limited	Deregistered	11 February 2010
• Developmental Learning Centres Pty Limited	Sold	30 October 2009
• PersonalDirect Limited	Deregistered	8 March 2010
• St. George Bank Limited(1)	Deregistered	1 March 2010
• St. George Commercial Credit Corporation Limited	Deregistered	25 November 2009
• St. George Dragon Investment Pty Limited	Deregistered	24 February 2010
• St. George Management Services Pty Limited	Deregistered	15 November 2009
• VS&L Insurance Agency Pty Limited	Deregistered	30 December 2009
• VS&L Services Pty Limited	Deregistered	21 October 2009

(1)       In applying the principles of universal succession, Westpac Banking Corporation became successor in law of St.George Bank Limited on 1 March 2010. All assets, including legal entities, previously directly owned by St.George Bank Limited are now owned by Westpac Banking Corporation and Westpac Banking Corporation assumed all liabilities and obligations of St.George Bank Limited.

Reported Financial Information (continued)

Note 22. Other group investments (continued)

• Waratah Receivables Corporation NZ Limited	Struck off	23 October 2009
• Westpac Information Technology Services Pty Limited	Deregistered	25 November 2009
• Westpac Leasing Nominees Pty Limited	Deregistered	11 November 2009
• Westpac Property Investments Pty Limited	Deregistered	25 November 2009
• Westpac Resources and Infrastructure Pty Limited	Deregistered	1 November 2009
• Westpac Training Services Pty Limited	Deregistered	11 November 2009
• WST — NZ Warehouse Trust #1	Ceased	29 January 2010

During the six months ended 31 March 2010 the following controlled entities changed their name:

• BT Investment Management No. 3 Limited to Westpac RE Limited	24 March 2010

During the six months ended 31 March 2010 the following entities changed their ownership:

• Westpac Funds Financing Holdco Pty Limited	24 February 2010

Reported Financial Information (continued)

Note 23. Funding view of the balance sheet

	As at 31 March 2010
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	677	—	—	3,642	—	4,319
Receivables due from other financial institutions	2,343	—	—	2,637	4,662	9,642
Trading securities, financial assets and available-for-sale securities	42,069	—	—	—	11,951	54,020
Derivative financial instruments	—	—	—	—	26,482	26,482
Loans	34,324	—	—	440,320	—	474,644
Life insurance assets	—	—	—	—	12,393	12,393
Goodwill and other intangibles	—	—	—	11,420	—	11,420
Fixed assets	—	—	—	881	—	881
Other assets	319	—	—	—	6,655	6,974
Total assets	79,732	—	—	458,900	62,143	600,775

Liabilities
Payables due to other financial institutions	—	—	4,577	—	3,722	8,299
Deposits
At call	—	158,221	—	—	—	158,221
Term deposits	—	113,381	—	—	—	113,381
Medium term deposit notes and certificates of deposit	—	—	63,711	—	—	63,711
Derivative financial instruments	—	—	—	—	29,830	29,830
Trading liabilities and other financial liabilities designated at fair value	—	—	—	—	6,362	6,362
Acceptances	—	—	1,082	—	—	1,082
Debt issues	—	—	150,592	—	—	150,592
Life insurance liabilities	—	—	—	—	11,761	11,761
Other liabilities	—	—	—	—	9,435	9,435
Loan capital	—	—	9,691	—	—	9,691
Total liabilities	—	271,602	229,653	—	61,110	562,365
Total equity	—	—	1,933	37,071	(594)	38,410
Total net	79,732	(271,602)	(231,586)	421,829	1,627	—

Reported Financial Information (continued)

Note 23. Funding view of the balance sheet (continued)

	As at 30 Sept 2009
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	356	—	—	2,916	—	3,272
Receivables due from other financial institutions	2,286	—	—	2,358	5,330	9,974
Trading securities, financial assets and available-for-sale securities	35,734	—	—	—	12,073	47,807
Derivative financial instruments	—	—	—	—	33,187	33,187
Loans	40,138	—	—	423,321	—	463,459
Life insurance assets	—	—	—	—	12,384	12,384
Goodwill and other intangibles	—	—	—	11,541	—	11,541
Fixed assets	—	—	—	888	—	888
Other assets	93	—	—	—	6,982	7,075
Total assets	78,607	—	—	441,024	69,956	589,587

Liabilities
Payables due to other financial institutions	—	—	4,959	—	4,276	9,235
Deposits
At call	—	166,983	—	—	—	166,983
Term deposits	—	100,310	—	—	—	100,310
Medium term deposit notes	—	—	170	—	—	170
Certificates of deposit	—	—	61,993	—	—	61,993
Derivative financial instruments	—	—	—	—	36,478	36,478
Trading liabilities and other financial liabilities designated at fair value	4,951	—	—	—	5,897	10,848
Acceptances	—	—	1,671	—	—	1,671
Debt issues	—	—	131,353	—	—	131,353
Life insurance liabilities	—	—	—	—	11,737	11,737
Other liabilities	—	—	—	—	11,100	11,100
Loan capital	—	—	11,138	—	—	11,138
Total liabilities	4,951	267,293	211,284	—	69,488	553,016
Total equity	—	—	1,934	35,074	(437)	36,571
Total net	73,656	(267,293)	(213,218)	405,950	905	—

Reported Financial Information (continued)

Note 23. Funding view of the balance sheet (continued)

	As at 31 March 2009
$m	Liquid Assets	Customer Deposits	Wholesale Funding	Customer Franchise	Market Inventory	Total
Assets
Cash	893	—	—	2,973	—	3,866
Receivables due from other financial institutions	2,427	—	—	2,843	7,526	12,796
Trading securities, financial assets and available-for-sale securities	37,058	—	—	—	10,114	47,172
Derivative financial instruments	—	—	—	—	50,877	50,877
Loans	33,328	—	—	415,544	—	448,872
Life insurance assets	—	—	—	—	10,635	10,635
Goodwill and other intangibles	—	—	—	11,594	—	11,594
Fixed assets	—	—	—	853	—	853
Other assets	211	—	—	—	7,354	7,565
Total assets	73,917	—	—	433,807	86,506	594,230

Liabilities
Payables due to other financial institutions	—	—	5,838	—	6,004	11,842
Deposits
At call	—	155,921	—	—	—	155,921
Term deposits	—	100,887	—	—	—	100,887
Medium term deposit notes	—	—	2,414	—	—	2,414
Certificates of deposit	—	—	63,011	—	—	63,011
Derivative financial instruments	—	—	—	—	50,216	50,216
Trading liabilities and other financial liabilities designated at fair value	11,689	—	—	—	2,716	14,405
Acceptances	—	—	2,424	—	—	2,424
Debt issues	—	—	122,685	—	—	122,685
Life insurance liabilities	—	—	—	—	10,039	10,039
Other liabilities	—	—	—	—	11,627	11,627
Loan capital	—	—	12,271	—	—	12,271
Total liabilities	11,689	256,808	208,643	—	80,602	557,742
Total equity	—	—	1,932	34,646	(90)	36,488
Total net	62,228	(256,808)	(210,575)	399,161	5,994	—

Reported Financial Information (continued)

Note 24. Contingent liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

On 23 December 2009, Westpac reached a settlement with the New Zealand Commissioner of Inland Revenue (CIR) of the previously reported proceedings relating to nine structured finance transactions undertaken between 1998 and 2002. Under the settlement, Westpac agreed to pay the CIR 80% of the full amount of primary tax and interest with no imposition of penalties. All proceedings have been discontinued and the other terms of the settlement are subject to confidentiality.

Westpac provided in full for the primary tax and interest claimed by the CIR as part of its 2009 result, and consequently there has been a write-back through income tax expense in the half year ended 31 March 2010.

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. Westpac is entitled to prove in the liquidation of the Bell Group but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. Before allowance is made for recoveries of money in the liquidation, Westpac’s liability is approximately $188 million after taking into account its arrangements with the other banks. The banks have appealed the decision. No further information is disclosed due to the sensitive nature of this matter.

Note 25. Events subsequent to balance date

No matter or circumstance has arisen since the half year ended 31 March 2010 which is not otherwise dealt with in this report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Note 26. Merger with St.George Bank Limited

Details of the purchase consideration are set out below:(1)

$m
Fair value of 743 million Westpac ordinary shares issued in exchange for St.George ordinary shares(1)	12,116
Fair value of Westpac restricted and unrestricted shares issued to St.George employees in exchange for existing share based instruments held by them	4
Direct costs relating to the merger	45
Total purchase consideration	12,165

(1)       Excluding the fair value of $3 million of shares issued to an employee share trust controlled by St. George.

Reported Financial Information (continued)

Note 26. Merger with St.George Bank Limited (continued)

Details of the fair value of the identifiable assets and liabilities acquired and goodwill at 17 November 2008 are set out below:

$m	Pre-acquisition carrying amount	Recognised values on acquisition(1)
Assets
Cash and balances with central banks	423	423
Receivables due from other financial institutions	10,357	10,357
Derivative financial instruments	7,155	7,155
Trading securities	6,702	6,702
Available-for-sale securities	2,410	2,250
Loans	120,889	120,192
Life insurance assets	59	59
Goodwill (pre merger)	1,186	—
Intangible assets excluding goodwill:
Core deposit intangible	—	1,494
Brand names	—	636
Distribution relationships financial planners	—	191
Customer relationships credit cards	—	89
Software	190	83
Property, plant and equipment	337	321
Current tax assets	63	63
Deferred tax assets	249	—
Other assets	851	840
Total assets	150,871	150,855

Liabilities
Payables due to other financial institutions	5,756	5,756
Deposits at amortised cost	84,540	84,754
Derivative financial instruments	3,322	3,314
Other trading liabilities and other financial liabilities designated at fair value	6,829	6,838
Debt issues	35,287	34,579
Acceptances	3,009	3,009
Deferred tax liabilities	—	124
Life insurance policy liabilities	38	38
Provision for distributions on ordinary shares and hybrids	718	718
Other provisions	291	298
Other liabilities	1,471	1,653
Total liabilities (excluding loan capital)	141,261	141,081

Loan capital
Subordinated bonds, notes and debentures(2)	3,397	3,764
Total loan capital	3,397	3,764

Total liabilities and loan capital	144,658	144,845

Net Assets	6,213	6,010

Non-controlling interests		(7)
Net identifiable assets and liabilities attributable to Westpac Banking
Corporation		6,003
Goodwill		6,162

(1)       Amounts presented in the table above differ to the 31 March 2009 Interim Results as the disclosure at that time was provisional.

(2)       In addition to the fair value of St. George loan capital, the recognised value on acquisition also includes the reclassification of St. George SAINTS ($350 million) and SPS ($150 million) hybrid instruments that were previously included as part of St. George’s shareholders’ equity.

Reported Financial Information (continued)

6.7       Statement in Relation to the Review of the Financial Statements

PricewaterhouseCoopers has reviewed the financial statements contained within the Westpac 2010 Interim Financial Report and has issued an unqualified review report. A copy of their report is available with the Interim Financial Report. This Interim Results Announcement has not been subject to review by PricewaterhouseCoopers. The preceding financial information contained in Section 6 “First Half 2010 Reported Financial Information” includes financial information extracted from the reviewed financial statements together with financial information that has not been reviewed.

Dated at Sydney this 5th day of May 2010 for and on behalf of the Board.

Rebecca Farrell

Company Secretary

Cash Earnings Including Pro-Forma

7.1       First Half 2009 Pro-Forma Financial Information

Cash Earnings Including Pro-Forma (continued)

Note 1.   Basis of preparation of financial information

(i)           General

On 1 December 2008, Westpac Banking Corporation (“Westpac”) completed its merger with St.George Bank Limited (“St.George”) by way of a scheme of arrangement (“the merger”). This merger was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. For consolidation purposes, the transaction was effective from close of business on 17 November 2008.

To provide greater clarity of The Westpac Group’s performance compared with prior periods “Pro-forma” results have been prepared in addition to our statutory disclosures. The following terms are used to describe the respective information throughout this document:

•      “Reported results” refers to information prepared on the same basis as the Interim Financial Report of The Westpac Group for the half years ended 31 March 2010 and 31 March 2009, as well as the Full Year Financial Report for the full year ended 30 September 2009, which incorporate the results of St.George Bank Limited and it’s subsidiaries from, and including, 18 November 2008; and

•      “Pro-forma results”(1) were prepared assuming that the merger was completed on 1 October 2008 and are based on aggregating Westpac and St.George’s financial results from this date. Pro-forma results are presented to facilitate a more meaningful comparison of The Westpac Group’s performance for the six months ended 31 March 2010 (“First Half  2010”) compared with the six months ended 31 March 2009 (“First Half 2009”). The pro-forma income statement is presented on a Cash Earnings basis. The commentary on the performance of the Group in Section 4, and the performance of the divisions in Section 5, is based on the pro-forma results.

Pro-forma results for First Half 2010 and Second Half 2009 are not required because the two entities were merged for the entire period. Similarly, balance sheets as at 31 March 2010, as at 30 September 2009 and as at 31 March 2009 are not required on a pro-forma basis.

(ii)          Basis of preparation of pro-forma financial results

The pro-forma results for the half year ended 31 March 2009, have been prepared on the basis described below.

Income statements and associated notes to the income statement

First Half 2009 Group Cash Earnings and divisional Cash Earnings

The pro-forma Group income statement and divisional income statements for First Half 2009 are presented on the basis that the merger between Westpac and St. George was completed on 1 October 2008.

In calculating Cash Earnings for First Half 2009, the difference in approach to prior periods is a consequence of the merger with St.George. Significant items associated with the merger have been excluded from Cash Earnings, namely the gain on deposits and short term wholesale funding and the amortisation of intangible items. Fair value items that are not material in this result have been included from 18 November 2008.

Pro-forma combined notes associated with the income statements, including net interest income, non-interest income and operating expenses, have been prepared on the basis set out above. These notes are included in Section 7.

A reconciliation between the reported income statement and pro-forma Cash Earnings for First Half 2009 is shown in Section 10.4.

(1)       Important information on the basis of preparation of pro-forma results — All references made to pro-forma results in this document relate to the six months ended 31 March 2009 (First Half 2009). Pro-forma results were prepared in 2009 and have remained unchanged since that time. These were prepared on the assumption that the merger was completed on 1 October 2008 with the exception of the impact of the allocation of purchase consideration, associated fair value adjustments and accounting policy alignments, which were only incorporated from 17 November 2008 being the accounting consolidation date. The pro-forma results are unaudited. They are provided for illustrative information purposes to facilitate comparisons of the six months ended 31 March 2010 (First Half 2010) with First Half 2009 and are not meant to be indicative of the results of operations that would have been achieved had the merger actually taken place at the date indicated. For additional information please refer to the 2009 Full Year Profit Announcement and Section 7.1.

The pro-forma results should be read in conjunction with:

•      The reported results in this announcement; and

•      The historical consolidated interim financial statements of Westpac as at and for the half year ended 31 March 2009.

Future operating results may differ materially from the unaudited pro-forma results presented in this announcement due to various factors including those described under “Disclosure Regarding Forward-Looking Statements” in Section 8.2 and under the sections captioned “Principal Risks and uncertainties” in Westpac’s Half Year 2010 Interim Financial Report and “Risk Factors” in Westpac’s 2009 Annual Report released in November 2009.

Cash Earnings Including Pro-Forma (continued)

Note 1.  Basis of preparation of financial information (continued)

Average balance sheet

•      First Half 2009 average balance sheet

The pro-forma average balance sheet has been prepared using the same principles as the pro-forma income statement with the exception that the average balance sheet methodology for St.George has been changed, where applicable, from a monthly average approach to a daily average approach. The Pro-forma average balance sheet is shown in Section 7.1 Note 3.

Earnings per share

Pro-forma Cash Earnings per share for First Half 2009, is calculated based on the pro-forma Cash Earnings result and a pro-forma weighted average number of shares. The pro-forma weighted average number of shares assumes the 742.6 million new Westpac ordinary shares issued in relation to the merger were issued on 1 October 2008.

Key metrics

Where it is considered appropriate and meaningful, key metrics for First Half 2009 have been prepared on a pro-forma basis to provide an indication of what these key metrics may have been if the merger of Westpac and St.George had occurred on 1 October 2008.

Pro-forma key metrics included in this document (refer Section 3) include:

•      Market share and system multiples;

•      Product spreads;

•      Movements in impaired assets;

•      Loan and deposit growth; and

•      Funds under management (“FUM”) and Funds under administration (“FUA”).

Cash Earnings Including Pro-Forma (continued)

Note 2. Pro-forma interest spread and margin analysis

			Pro forma
	Half Year	Half Year	Half Year
	March 10	Sept 09	March 09
Group
Average external interest earning assets ($m)	531,541	505,164	511,122
Net interest income ($m)	6,043	6,065	5,701
Interest spread	2.05%	2.18%	2.05%
Benefit of net non-interest bearing liabilities and equity	0.23%	0.21%	0.19%
Interest margin	2.28%	2.39%	2.24%

Analysis by division

Average external interest earning assets ($m)
Westpac Retail & Business Banking	217,620	203,205	191,095
St.George Bank	123,135	114,587	110,419
Westpac Institutional Bank	86,656	90,757	97,695
New Zealand (A$)	38,373	37,758	38,908
BT Financial Group	10,152	10,351	9,925
Pacific Banking	1,903	1,911	2,394
Group Businesses	53,702	46,595	60,686
Group total	531,541	505,164	511,122
New Zealand (NZ$)	48,423	47,150	46,884

Net interest income ($m) (excluding capital benefit)(1)
Westpac Retail & Business Banking	2,397	2,363	2,225
St.George Bank	1,181	1,192	1,107
Westpac Institutional Bank	715	664	683
New Zealand (A$)	395	420	436
BT Financial Group	65	77	39
Pacific Banking	50	52	66
Group Businesses	1,240	1,297	1,145
Group total	6,043	6,065	5,701
Tax equivalent gross up(2)	—	(22)	(23)
Reported net interest income	6,043	6,043	5,678
New Zealand (NZ$)	499	525	526

Interest margin
Westpac Retail & Business Banking	2.21%	2.32%	2.34%
St.George Bank	1.92%	2.07%	2.01%
Westpac Institutional Bank	1.65%	1.46%	1.40%
New Zealand (A$)	2.07%	2.22%	2.25%
BT Financial Group	1.28%	1.48%	0.79%
Pacific Banking	5.27%	5.43%	5.53%
Group Businesses	4.63%	5.55%	3.78%
New Zealand (NZ$)	2.07%	2.22%	2.25%

(1) Capital benefit represents the notional revenue earned on capital allocated to divisions under Westpac’s economic capital framework.

(2) Westpac has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.

Cash Earnings Including Pro-Forma (continued)

Note 3. Pro-forma average balance sheet and interest rates

	Half Year 31 March 2010			Half Year 30 Sept 2009			Pro forma Half Year 31 March 2009
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other
financial institutions	9,054	100	2.2%	12,652	111	1.7%	12,766	183	2.9%
Trading securities	50,092	1,070	4.3%	39,952	860	4.3%	58,623	1,465	5.0%
Available-for-sale securities	2,889	91	6.3%	1,722	56	6.5%	1,771	71	8.0%
Other financial assets designated at fair value	1,313	25	3.8%	1,263	19	3.0%	1,160	24	4.1%
Regulatory deposits	1,215	2	0.4%	806	4	1.0%	930	13	2.8%
Loans and other receivables	466,978	14,841	6.4%	448,769	13,394	6.0%	435,872	15,750	7.2%
Total interest earning assets and interest income(1)	531,541	16,129	6.1%	505,164	14,444	5.7%	511,122	17,506	6.9%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	960			1,085			1,384
Life insurance assets	12,335			11,320			11,428
All other assets(2)	57,167			63,889			89,736
Total non-interest earning assets	70,462			76,294			102,548
Total assets	602,003			581,458			613,670

(1) Total interest income presented in the average balance sheet includes a tax equivalent gross up of $22 million for Second Half 2009 and $23 million for First Half 2009 ($45 million benefit interest income).

(2) Includes property, plant and equipment, goodwill and intangibles, derivative financial instruments, other assets and deferred tax assets.

Cash Earnings Including Pro-Forma (continued)

Note 3. Pro-forma average balance sheet and interest rates (continued)

	Half Year 31 March 2010			Half Year 30 Sept 2009			Pro forma Half Year 31 March 2009
	Average Balance $m	Interest Expense $m	Average Rate %	Average Balance $m	Interest Expense $m	Average Rate %	Average Balance $m	Interest Expense $m	Average Rate %
Liabilities
Interest bearing liabilities
Deposits	320,193	5,657	3.5%	314,693	4,959	3.1%	310,308	7,307	4.7%
Payables due to other financial institutions	9,621	72	1.5%	10,669	122	2.3%	18,471	263	2.9%
Loan capital	10,648	273	5.1%	11,452	259	4.5%	12,572	355	5.7%
Other interest bearing liabilities(1)	160,185	4,084	5.1%	137,674	3,039	4.4%	149,756	3,880	5.2%
Total interest bearing liabilities and interest	500,647	10,086	4.0%	474,488	8,379	3.5%	491,107	11,805	4.8%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions	14,357			14,129			12,416
Life insurance policy liabilities	11,520			10,721			10,829
All other liabilities(2)	37,584			45,407			65,230
Total non-interest bearing liabilities	63,461			70,257			88,475
Total liabilities	564,108			544,745			579,582
Shareholders’ equity	35,981			34,796			32,173
Non-controlling interests	1,914			1,917			1,915
Total equity	37,895			36,713			34,088
Total liabilities and equity	602,003			581,458			613,670

(1) Includes net impact of Group Treasury balance sheet management activities.

(2) Includes provisions for current and deferred income tax and derivative financial instruments.

Cash Earnings Including Pro-Forma (continued)

Note 3. Pro-forma average balance sheet and interest rates (continued)

	Half Year 31 March 2010			Half Year 30 Sept 2009			Pro forma Half Year 31 March 2009
	Average Balance $m	Interest $m	Average Rate %	Average Balance $m	Interest $m	Average Rate %	Average Balance $m	Interest $m	Average Rate %
Loans and other receivables
Australia	415,830	13,279	6.4%	397,469	11,687	5.9%	381,183	13,595	7.2%
New Zealand	45,164	1,467	6.5%	45,289	1,564	6.9%	47,568	1,983	8.4%
Other overseas	5,984	95	3.2%	6,011	143	4.7%	7,121	172	4.8%

Deposits
Australia	270,740	5,076	3.8%	268,345	4,336	3.2%	261,959	6,266	4.8%
New Zealand	27,364	457	3.4%	28,156	490	3.5%	28,965	805	5.6%
Other overseas	22,089	118	1.1%	18,192	133	1.5%	19,384	236	2.4%

Cash Earnings Including Pro-Forma (continued)

Note 4. Pro-forma net interest income (Cash Earnings basis)

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Interest income
Loans	14,806	13,372	15,661	11	(5)
Receivables due from other financial institutions	100	111	183	(10)	(45)
Available-for-sale securities	91	56	71	63	28
Regulatory deposits with central banks overseas	2	4	13	(50)	(85)
Trading securities	1,070	853	1,455	25	(26)
Net ineffectiveness on qualifying hedges	—	—	—	—	—
Other financial assets designated at fair value	25	19	24	32	4
Other	35	7	76	large	(54)
Total interest income(1)	16,129	14,422	17,483	12	(8)

Interest expense
Current and term deposits	(4,812)	(4,091)	(6,086)	(18)	21
Payables due to other financial institutions	(72)	(122)	(263)	41	73
Debt issues	(1,914)	(1,374)	(2,618)	(39)	27
Loan capital	(273)	(259)	(355)	(5)	23
Trading liabilities	(1,032)	(454)	(363)	(127)	(184)
Deposits at fair value	(845)	(868)	(1,221)	3	31
Other	(1,138)	(1,211)	(899)	6	(27)
Total interest expense	(10,086)	(8,379)	(11,805)	(20)	15
Net interest income (Cash Earnings basis)	6,043	6,043	5,678	—	6

(1) Total interest income in Note 4 is different to Note 3 because it includes a tax equivalent gross-up in total interest income for Second Half 2009 of $22 million and First Half 2009 of $23 million.

Cash Earnings Including Pro-Forma (continued)

Note 5. Pro-forma non-interest income (Cash Earnings basis)

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Fees and commissions
Banking and credit related fees	456	427	402	7	13
Transaction fees and commissions received	655	753	925	(13)	(29)
Service and management fees	4	4	1	—	large
Other non-risk fee income	104	97	106	7	(2)
Total fees and commissions	1,219	1,281	1,434	(5)	(15)

Wealth management and insurance income(1)
Life insurance and funds management net operating income	711	671	594	6	20
General insurance premiums less claims incurred	75	95	67	(21)	12
Total wealth management and insurance income	786	766	661	3	19

Trading income(2)
Foreign exchange	224	48	649	large	(65)
Other trading securities	236	241	76	(2)	large
Total trading income	460	289	725	59	(37)

Other income
Dividends received	9	11	12	(18)	(25)
Rental income	3	3	3	—	—
Hedging overseas operations	17	44	(24)	(61)	171
Net gain/(loss) on derivatives held for risk management purposes(3)	7	6	(4)	17	large
Gain/(loss) on disposal of assets	25	(9)	1	large	large
Net gain/(loss) on financial instruments designated at fair value	29	40	(53)	(28)	155
Other	23	(26)	(126)	188	118
Total other income	113	69	(191)	64	159
Total non-interest income (Cash Earnings basis)	2,578	2,405	2,629	7	(2)

(1) Wealth management and insurance income includes policyholder tax recoveries. A reconciliation between wealth management and insurance income in Note 5 and non-interest income for BTFG is provided in Section 5.4.3.

(2) Trading income primarily includes earnings from our WIB Markets, Pacific Banking businesses and our Treasury foreign exchange operations in Australia and New Zealand.

(3) Income from derivatives held for risk management purposes primarily comprises net gains/losses on realised and unrealised hedges on New Zealand future retail earnings and net gains/losses on the hedge of our 2003 Trust Preferred Security.

Cash Earnings Including Pro-Forma (continued)

Note 6. Pro-forma expense analysis (Cash Earnings basis)

$m	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Salaries and other staff expenses
Salaries and wages	1,469	1,420	1,431	(3)	(3)
Other staff expenses	451	428	431	(5)	(5)
Restructuring costs	11	31	3	65	large
Total salaries and other staff expenses	1,931	1,879	1,865	(3)	(4)

Equipment and occupancy expenses
Operating lease rentals	210	200	201	(5)	(4)
Depreciation, amortisation and impairment:
Premises	10	10	10	—	—
Leasehold improvements	29	28	24	(4)	(21)
Furniture and equipment	30	33	32	9	6
Technology	32	33	32	3	—
Software	134	120	93	(12)	(44)
Equipment repairs and maintenance	33	35	39	6	15
Electricity, water and rates	5	5	6	—	17
Land tax	2	3	3	33	33
Other	28	29	23	3	(22)
Total equipment and occupancy expenses	513	496	463	(3)	(11)

Other expenses
Amortisation of deferred expenditure	1	10	2	90	50
Impairment charges - goodwill	—	—	2	—	100
Non-lending losses	17	29	32	41	47
Purchased services:
Technology and information services	124	131	117	5	(6)
Legal	20	27	13	26	(54)
Other professional services	202	202	134	—	(51)
Credit card loyalty programmes	60	52	158	(15)	62
Stationery	41	41	43	—	5
Postage and freight	67	64	62	(5)	(8)
Outsourcing costs	273	261	255	(5)	(7)
Insurance	9	11	10	18	10
Advertising	79	78	73	(1)	(8)
Transaction taxes	5	(1)	6	large	17
Training	10	14	9	29	(11)
Travel	35	32	32	(9)	(9)
Other expenses	51	59	79	14	35
Total other expenses	994	1,010	1,027	2	3
Total (Cash Earnings basis)	3,438	3,385	3,355	(2)	(2)

Cash Earnings Including Pro-Forma (continued)

Note 7. Pro-forma earnings per share(1)

	Half Year March 10	Half Year Sept 09	Pro forma Half Year March 09	%Mov’t Sept 09- Mar 10	%Mov’t Mar 09- Mar 10
Cash Earnings per ordinary share (cents)	100.8	79.7	82.4	26	22
Weighted average number of fully paid ordinary shares (millions)
Basic (Cash Earnings)	2,960	2,926	2,786	1	6

			Pro forma
	Half Year	Half Year	Half Year
	March 10	Sept 09	March 09
Reconciliation of ordinary shares on issue before the effect of own shares held (millions)
Opening balance	2,941	2,911	1,895
Number of shares issued for St.George Merger	—	—	743
Number of shares issued under the Dividend Reinvestment Plan (DRP)	29	29	30
Number of shares issued under Underwritten DRP	—	—	54
Number of shares issued under the Employee Share Plan (ESP)	1	1	—
Number of shares issued under option and share right schemes	5	—	4
Number of shares issued under Share Purchase Plan	—	—	28
Number of shares issued relating to acquisition of Hastings FML	—	—	1
Number of shares issued relating to Institutional Placement	—	—	156
Closing balance	2,976	2,941	2,911

			Pro forma(1)
	Half Year	Half Year	Half Year
	March 10	Sept 09	March 09
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	3,015	2,362	2,336
Net profit attributable to non-controlling interests	(32)	(30)	(41)
Cash Earnings	2,983	2,332	2,295
Weighted average number of ordinary shares (millions)	2,960	2,926	2,786
Earnings per ordinary share (cents)	100.8	79.7	82.4

(1) Cash Earnings used for the purpose of the Cash Earnings per share calculation is the pro-forma Cash Earnings for First Half 2009.

Cash Earnings Including Pro-Forma (continued)

Note 8. Pro-forma provisions for impairment charges

			Pro forma
	Half Year	Half Year	Half Year
$m	March 10	Sept 09	March 09
Collectively assessed provisions
Balance at beginning of the period	3,506	3,067	2,131
Merger adjustments(1)	—	—	491
New provisions raised	399	698	635
Write-offs	(315)	(371)	(281)
Discount unwind	136	116	114
Exchange rate and other adjustments	(29)	(4)	(23)
Closing balance	3,697	3,506	3,067

Individually assessed provisions
Balance at beginning of the period	1,228	1,416	458
Merger adjustments(1)	—	10	66
New individually assessed provisions	637	1,084	1,030
Write-backs	(136)	(70)	(36)
Write-offs	(125)	(1,179)	(115)
Discount unwind	(17)	(5)	(6)
Exchange rate and other adjustments	(11)	(28)	19
Closing balance	1,576	1,228	1,416
Total provisions for impairment charges on loans and credit commitments	5,273	4,734	4,483
Less: provisions for credit commitments	(340)	(350)	(340)
Total provisions for impairment charges on loans	4,933	4,384	4,143

			Pro forma
	Half Year	Half Year	Half Year
$m	March 10	Sept 09	March 09
Reconciliation of impairment charges
New individually assessed provisions	637	1,084	1,030
Write-backs	(136)	(70)	(36)
Recoveries	(21)	(31)	(18)
New collectively assessed provisions	399	698	635
Impairment charges	879	1,681	1,611

(1) Merger adjustments include merger accounting adjustments on a pro-forma basis.

Cash Earnings Including Pro-Forma (continued)

Note 9. Pro-forma movement in gross impaired assets(1)

	Pro forma
	As at	As at	As at	%Mov’t	%Mov’t
	31 March	30 Sept	31 March	Sept 09-	Mar 09-
$m	2010	2009	2009	Mar 10	Mar 10
Balance as at beginning of period	3,770	3,299	1,407	14	168
Merger adjustments	—	12	186	(100)	(100)
New and increased	1,218	2,149	1,798	(43)	(32)
Write-offs	(440)	(1,550)	(396)	72	(11)
Returned to performing or repaid	(568)	(531)	(159)	(7)	large
Portfolio managed - new/increased/returned/repaid	315	392	464	(20)	(32)
Exchange rate and other adjustments	—	(1)	(1)	100	100
Balance as at period end	4,295	3,770	3,299	14	30

(1) The merger adjustments include assets that were graded as impaired as part of the merger accounting adjustment process.

Other Information

8.1                     Credit Ratings(1) and Exchange Rates

	Long	Short
Rating agency	Term	Term
Fitch Ratings	AA	F1+
Moody’s Investor Services	Aa1	P -1
Standard & Poor’s	AA	A -1+

Six months to/as at	31 March 2010		30 Sept 2009		31 March 2009
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.9070	0.9155	0.7971	0.8800	0.6683	0.6865
GBP	0.5680	0.6073	0.4995	0.5482	0.4445	0.4807
NZ$	1.2619	1.2897	1.2482	1.2196	1.2050	1.2078

(1) As at 31 March 2010.

Other Information (continued)

8.2                     Disclosure Regarding Forward-Looking Statements

This Interim Results Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Results Announcement and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. This Interim Results Announcement uses words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results may vary materially from those we expect, depending on the outcome of various factors, including, but are not limited to:

•                  continuing impacts of the global financial crisis, including adverse and volatile conditions in funding, equity and asset markets;

•                  our ability to successfully integrate St.George into our operations, including our ability to realise anticipated synergies and the costs of achieving those synergies;

•                  changes to our credit ratings;

•                  inflation, interest rate, exchange rate, market and monetary fluctuations;

•                  market liquidity and investor confidence;

•                  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity and capital requirements arising in response to the global financial crisis;

•                  changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac conducts its operations;

•                  the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•                  the ability to maintain or to increase market share and control expenses;

•                  the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•                  technological changes and risks associated with changes to our technology systems;

•                  demographic changes and changes in political, social or economic conditions in any of the major markets in which Westpac operates;

•                  stability of Australian and international financial systems and disruptions to financial markets and any losses Westpac may experience as a result;

•                  our ability to complete, integrate or process acquisitions and dispositions; and

•                  various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to the section on ‘Principal risks and uncertainties’ in Westpac’s 2010 Interim Financial Report. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Interim Results Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Results Announcement.

Other Information (continued)

8.3                     Financial Calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depositary Receipts in New York. Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II) are listed on the ASX.

Important dates for shareholders to note over the following months are:

Ex-dividend date for interim dividend	17 May 2010
Record date for interim dividend (Sydney)(1)	21 May 2010
Record date for interim dividend (New York)(2)	20 May 2010
Interim dividend payable	2 July 2010
Financial year end	30 September 2010
Final results and ordinary share dividend announcement(3)	3 November 2010
Ex-dividend date for final dividend(3)	8 November 2010
Record date for final dividend (Sydney)(1),(3)	12 November 2010
Record date for final dividend (New York)(2),(3)	11 November 2010
Annual General Meeting(4)	15 December 2010
Final dividend payable(3)	20 December 2010

Important dates for Westpac SPS and Westpac SPS II investors to note over the following months are:

Record date for June quarter distribution	23 June 2010
Payment date for June quarter distribution	30 June 2010
Record date for September quarter distribution	23 September 2010
Payment date for September quarter distribution	30 September 2010
Record date for December quarter distribution	24 December 2010
Payment date for December quarter distribution	31 December 2010

Share Registries

Australia	New Zealand
Ordinary shares on the main register, and Westpac SPS and Westpac SPS II	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 16, Brookfields House, 19 Victoria Street West
Sydney NSW 2000 Australia	Auckland 1010 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Postal Address: P.O. Box 91976, Auckland 1142, New Zealand
Website: www.linkmarketservices.com.au	Website: www.linkmarketservices.com
Telephone: 1800 804 255 (toll free in Australia) International: +61 2 8280 7070	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998

New York
Depositary in USA for American Depositary Receipts JP Morgan Chase Bank, N.A.
PO Box 64504
St Paul MN 55164-0504
USA
Website: www.adr.com Email: jpmorgan.adr@wellsfargo.com Telephone: +1 800 990 1135 (toll free in US and Canada) International: + 1 651 453 2128

For further information contact:
Media:
David Lording, Head of Media Relations, +61 2 8253 3510

Analysts and Investors:
Andrew Bowden, Head of Investor Relations, +61 2 8253 4008

(1) Final participation date for Dividend Reinvestment Plan (DRP).

(2) Dividends will be converted to local currency at the ruling rate on the day of record.

(3) Dates will be confirmed at the time of announcing the 2010 Full Year final results.

(4) Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to Shareholders in November 2010.

Segment Result

9.1       Half Year Segment Reported Results

Six months to 31 March 2010

$m	Westpac Retail & Business Banking	St.George Bank	Westpac Institutional Bank	BT Financial Group (Australia)	New Zealand(1)	Pacific Banking	Group Businesses(2)	Group
Net interest income	2,572	1,327	916	140	465	56	537	6,013
Non-interest income	501	287	811	724	134	40	71	2,568
Net operating income	3,073	1,614	1,727	864	599	96	608	8,581
Operating expenses	(1,521)	(694)	(519)	(434)	(294)	(39)	(191)	(3,692)
Impairment charges	(302)	(331)	(73)	(5)	(166)	(4)	2	(879)
Profit from ordinary activities before income tax expense	1,250	589	1,135	425	139	53	419	4,010
Tax expense	(377)	(181)	(328)	(128)	(38)	(17)	(34)	(1,103)
Net profit	873	408	807	297	101	36	385	2,907
Net profit attributable to non-controlling interests	—	—	—	(4)	(1)	(2)	(25)	(32)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	873	408	807	293	100	34	360	2,875

WBC Cash Earnings adjustments:
TPS revaluations	—	—	—	—	—	—	11	11
Treasury shares	—	—	—	—	—	—	10	10
Ineffective hedges	—	—	—	—	—	—	(9)	(9)
Merger transaction and integration expenses	—	—	—	—	—	—	106	106
FV gain / (loss) on economic hedges	—	—	—	—	—	—	24	24
Amortisation of intangible assets(3)	—	64	—	8	—	—	—	72
NZ structured finance transaction	—	—	—	—	—	—	(106)	(106)
Cash Earnings	873	472	807	301	100	34	396	2,983

(1) New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2010 (1.2619).

(2) “Group Businesses” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)                        Non-interest income $7 million credit

ii)                    Tax expense $7 million debit

(3) Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

Segment Result (continued)

9.1       Half Year Segment Reported Results (continued)

Six months to 30 Sept 2009

$m	Westpac Retail & Business Banking	St.George Bank	Westpac Institutional Bank	BT Financial Group (Australia)	New Zealand(1)	Pacific Banking	Group Businesses(2)	Group
Net interest income	2,533	1,340	880	146	491	57	641	6,088
Non-interest income	568	331	543	694	154	44	(4)	2,330
Net operating income	3,101	1,671	1,423	840	645	101	637	8,418
Operating expenses	(1,465)	(697)	(521)	(441)	(301)	(40)	(277)	(3,742)
Impairment charges	(327)	(396)	(621)	(10)	(313)	(19)	5	(1,681)
Profit from ordinary activities before income tax expense	1,309	578	281	389	31	42	365	2,995
Tax expense	(391)	(173)	(78)	(118)	(5)	(6)	(923)	(1,694)
Net profit	918	405	203	271	26	36	(558)	1,301
Net profit attributable to non-controlling interests	—	—	—	(2)	—	(3)	(25)	(30)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	918	405	203	269	26	33	(583)	1,271
WBC Cash Earnings adjustments:
TPS revaluations	—	—	—	—	—	—	101	101
Treasury shares	—	—	—	—	—	—	36	36
FV gain / (loss) on economic hedges	—	—	—	—	—	—	1	1
Ineffective hedges	—	—	—	—	—	—	9	9
Merger transaction and integration expenses	—	—	—	—	—	—	144	144
Amortisation of intangible assets(3)	—	65	—	9	—	—	—	74
Short-term wholesale funding and deposits(4)	—	—	—	—	—	—	(38)	(38)
Significant items	—	—	—	—	—	—	31	31
NZ structured finance transaction	—	—	—	—	—	—	703	703
Cash Earnings	918	470	203	278	26	33	404	2,332

(1) New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for Second Half 2009 (1.2482).

(2) “Group Businesses” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)    Non-interest income $11 million debit

ii)  Tax expense $11 million credit

(3) Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(4) Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St.George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

Segment Result (continued)

9.1       Half Year Segment Reported Results (continued)

Six months to 31 March 2009

$m	Westpac Retail & Business Banking	St.George Bank	Westpac Institutional Bank	BT Financial Group (Australia)	New Zealand(1)	Pacific Banking	Group Businesses(2)	Group
Net interest income	2,410	973	881	117	516	73	588	5,558
Non-interest income	706	258	705	591	178	79	12	2,529
Net operating income	3,116	1,231	1,586	708	694	152	600	8,087
Operating expenses	(1,478)	(491)	(490)	(409)	(303)	(45)	(213)	(3,429)
Impairment charges	(224)	(151)	(895)	(7)	(153)	(4)	(123)	(1,557)
Profit from ordinary activities before income tax expense	1,414	589	201	292	238	103	264	3,101
Tax expense	(424)	(177)	(65)	(90)	(68)	(30)	(31)	(885)
Net profit	990	412	136	202	170	73	233	2,216
Net profit attributable to non-controlling interests	—	—	—	(2)	(2)	(4)	(33)	(41)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	990	412	136	200	168	69	200	2,175

St.George Cash Earnings prior to merger	—	113	22	9	—	—	19	163

WBC Cash Earnings adjustments:
TPS revaluations	—	—	—	—	—	—	(106)	(106)
Treasury shares	—	—	—	—	—	—	(4)	(4)
FV gain / (loss) on economic hedges	—	—	—	—	—	—	(8)	(8)
Ineffective hedges	—	—	—	—	—	—	(5)	(5)
Merger transaction and integration expenses	—	—	—	—	—	—	90	90
Amortisation of intangible assets(3)	—	48	—	6	—	—	—	54
Short-term wholesale funding and deposits(4)	—	—	—	—	—	—	(118)	(118)
Significant items(5)	—	—	—	—	—	—	54	54
Pro forma Cash Earnings	990	573	158	215	168	69	122	2,295

(1) New Zealand earnings are presented in Australian dollars (A$), converted at the actual average A$/NZ$ exchange rate for First Half 2009 (1.2050).

(2) “Group Businesses” includes the following amounts associated with the requirements of AASB Life Insurance business (AASB 1038):

i)       Non-interest income $4 million credit

ii)     Tax expense $4 million debit

(3) Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(4) Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St.George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

(5) Significant items concerning a provision with respect to long standing legal proceedings where a judgment was received during Full Year 2009.

Segment Result (continued)

9.2       New Zealand Division Performance (A$ Equivalent to Section 5.5)

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers. The New Zealand wealth business includes New Zealand Life Company and BT New Zealand. The results do not include the earnings of our New Zealand Institutional Bank. Results for First Half 2010, Second Half 2009 and First Half 2009 have been converted into Australian dollars (A$) at the actual average exchange rates 1.2619, 1.2482 and 1.2050 for the respective periods.

A$m	Half Year March 10	Half Year Sept 09	Half Year March 09	% Mov’t Sept 09- Mar 10	% Mov’t Mar 09- Mar 10
Net interest income	465	491	516	(5)	(10)
Non-interest income	134	154	178	(13)	(25)
Net operating income	599	645	694	(7)	(14)
Operating expenses	(294)	(301)	(303)	2	3
Core earnings	305	344	391	(11)	(22)
Impairment charges	(166)	(313)	(153)	47	(8)
Operating profit before tax	139	31	238	large	(42)
Tax and non-controlling interests	(39)	(5)	(70)	large	44
Net profit after tax/Cash Earnings	100	26	168	large	(40)

Economic profit	(28)	(99)	45	72	(162)
Expense to income ratio	49.2%	46.7%	43.7%	(250bps)	large

	$bn	$bn	$bn
Deposits	23.2	23.6	23.2	(2)	—
Net loans	38.0	39.1	39.0	(3)	(3)
Total assets	39.1	40.1	40.1	(2)	(2)
Funds under management	1.7	1.7	1.7	—	—

Group Reconciliation

10.1        Group Half Year Earnings Reconciliation

Notes (refer to page 146)		1	2	3	4	5	7	4	6	7	4
		Cash earnings adjustments
					Unrealised					NZ
	WBC	Policy			NZ Retail				Amortisation	Structured
Six months to 31 March 2010	Reported	Holder Tax	Hybrid	Treasury	Earnings	Ineffective	Merger	GG Fee FX	of intangible	Finance	Hedging	Cash
$m	Results	Recoveries	Revaluations	Shares	Hedges	Hedges	T&I(1)	Hedge	assets(2)	Transaction	of MTM	Earnings
Net interest income	6,013	—	—	—	—	(4)	1	15	—	—	18	6,043
Fees and commissions	1,219	—	—	—	—	—	—	—	—	—	—	1,219
Wealth management and insurance income	769	7	—	10	—	—	—	—	—	—	—	786
Trading income	460	—	—	—	—	—	—	—	—	—	—	460
Other income	120	—	2	—	1	(10)	—	—	—	—	—	113
Non-interest income	2,568	7	2	10	1	(10)	—	—	—	—	—	2,578
Net operating income	8,581	7	2	10	1	(14)	1	15	—	—	18	8,621
Salaries and other staff expenses	(2,008)	—	—	—	—	—	77	—	—	—	—	(1,931)
Equipment and occupancy expenses	(520)	—	—	—	—	—	7	—	—	—	—	(513)
Other expenses	(1,164)	—	—	—	—	—	66	—	104	—	—	(994)
Operating expenses	(3,692)	—	—	—	—	—	150	—	104	—	—	(3,438)
Core earnings	4,889	7	2	10	1	(14)	151	15	104	—	18	5,183
Impairment charges	(879)	—	—	—	—	—	—	—	—	—	—	(879)
Operating profit before tax	4,010	7	2	10	1	(14)	151	15	104	—	18	4,304
Income tax expense	(1,103)	(7)	9	—	—	5	(45)	(3)	(32)	(106)	(7)	(1,289)
Net profit	2,907	—	11	10	1	(9)	106	12	72	(106)	11	3,015
Net profit attributable to non-controlling interests	(32)	—	—	—	—	—	—	—	—	—	—	(32)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	2,875	—	11	10	1	(9)	106	12	72	(106)	11	2,983
WBC Cash Earnings adjustments:												—
TPS revaluations	11	—	(11)	—	—	—	—	—	—	—	—	—
Treasury shares	10	—	—	(10)	—	—	—	—	—	—	—	—
Ineffective hedges	(9)	—	—	—	—	9	—	—	—	—	—	—
Merger transaction and integration expenses(1)	106	—	—	—	—	—	(106)	—	—	—	—	—
FV gain / (loss) on economic hedges	24	—	—	—	(1)	—	—	(12)	—	—	(11)	—
Amortisation of intangible assets(2)	72	—	—	—	—	—	—	—	(72)	—	—	—
NZ structured finance transaction	(106)	—	—	—	—	—	—	—	—	106	—	—
Cash Earnings	2,983	—	—	—	—	—	—	—	—	—	—	2,983

(1) Transaction and integration expenses related to the merger.

(2) Amortisation of intangible assets reflects the amortisation of St. George intangible assets including the core deposit intangible and credit card and financial planner relationships.

Group Reconciliation (continued)

10.1                        Group Half Year Earnings Reconciliation (continued)

Notes (refer to page 146)		1	2	3	4	5	7	6	7	7	7
		Cash earnings adjustments
					Unrealised				Short-term		NZ
	WBC	Policy			NZ Retail			Amortisation	wholesale		Structured
Six months to 30 Sept 2009	Reported	Holder Tax	Hybrid	Treasury	Earnings	Ineffective	Merger	of intangible	funding and	Significant	Finance	Cash
$m	Results	Recoveries	Revaluations	Shares	Hedges	Hedges	T&I(1)	assets(2)	deposits(3)	items	Transaction	Earnings
Net interest income	6,088	—	—	—	—	9	1	—	(55)	—	—	6,043
Fees and commissions	1,281	—	—	—	—	—	—	—	—	—	—	1,281
Wealth management and insurance income	738	(11)	—	39	—	—	—	—	—	—	—	766
Trading income	289	—	—	—	—	—	—	—	—	—	—	289
Other income	22	—	41	—	2	4	—	—	—	—	—	69
Non-interest income	2,330	(11)	41	39	2	4	—	—	—	—	—	2,405
Net operating income	8,418	(11)	41	39	2	13	1	—	(55)	—	—	8,448
Salaries and other staff expenses	(1,997)	—	—	—	—	—	118	—	—	—	—	(1,879)
Equipment and occupancy expenses	(496)	—	—	—	—	—	—	—	—	—	—	(496)
Other expenses	(1,249)	—	—	—	—	—	91	104	—	44	—	(1,010)
Operating expenses	(3,742)	—	—	—	—	—	209	104	—	44	—	(3,385)
Core earnings	4,676	(11)	41	39	2	13	210	104	(55)	44	—	5,063
Impairment charges	(1,681)	—	—	—	—	—	—	—	—	—	—	(1,681)
Operating profit before tax	2,995	(11)	41	39	2	13	210	104	(55)	44	—	3,382
Income tax expense	(1,694)	11	60	(3)	(1)	(4)	(66)	(30)	17	(13)	703	(1,020)
Net profit	1,301	—	101	36	1	9	144	74	(38)	31	703	2,362
Net profit attributable to non-controlling interests	(30)	—	—	—	—	—	—	—	—	—	—	(30)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	1,271	—	101	36	1	9	144	74	(38)	31	703	2,332
WBC Cash Earnings adjustments:
TPS revaluations	101	—	(101)	—	—	—	—	—	—	—	—	—
Treasury shares	36	—	—	(36)	—	—	—	—	—	—	—	—
FV gain / (loss) on economic hedges	1	—	—	—	(1)	—	—	—	—	—	—	—
Ineffective hedges	9	—	—	—	—	(9)	—	—	—	—	—	—
Merger transaction and integration expenses(1)	144	—	—	—	—	—	(144)	—	—	—	—	—
Amortisation of intangible assets(2)	74	—	—	—	—	—	—	(74)	—	—	—	—
Short-term wholesale funding and deposits(3)	(38)	—	—	—	—	—	—	—	38	—	—	—
Significant items	31	—	—	—	—	—	—	—	—	(31)	—	—
NZ structured finance transaction	703	—	—	—	—	—	—	—	—	—	(703)	—
Cash Earnings	2,332	—	—	—	—	—	—	—	—	—	—	2,332

(1) Transaction and integration expenses related to the merger.

(2) Amortisation of intangible assets reflects the amortisation of St. George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(3) Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St. George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

Group Reconciliation (continued)

10.1        Group Half Year Earnings Reconciliation (continued)

Notes (refer to page 146)			1	2	3	4	5	7	6	7	7
			Cash earnings adjustments
		St.George								Short-term
		Cash				Unrealised				wholesale		Pro
	WBC	Earnings	Policy			NZ Retail			Amortisation	funding		Forma
Six months to 31 March 2009	Reported	prior to	Holder Tax	Hybrid	Treasury	Earnings	Ineffective	Merger	of intangible	and	Significant	Cash
$m	Results	merger	Recoveries	Revaluations	Shares	Hedges	Hedges	T&I(1)	assets(2)	deposits(3)	items(4)	Earnings
Net interest income	5,558	288	—	—	—	—	—	—	—	(168)	—	5,678
Fees and commissions	1,356	78	—	—	—	—	—	—	—	—	—	1,434
Wealth management and insurance income	630	31	4	—	(4)	—	—	—	—	—	—	661
Trading income	612	113	—	—	—	—	—	—	—	—	—	725
Other income	(69)	(20)	—	(84)	—	(11)	(7)	—	—	—	—	(191)
Non-interest income	2,529	202	4	(84)	(4)	(11)	(7)	—	—	—	—	2,629
Net operating income	8,087	490	4	(84)	(4)	(11)	(7)	—	—	(168)	—	8,307
Salaries and other staff expenses	(1,809)	(127)	—	—	—	—	—	71	—	—	—	(1,865)
Equipment and occupancy expenses	(430)	(33)	—	—	—	—	—	—	—	—	—	(463)
Other expenses	(1,190)	(46)	—	—	—	—	—	54	78	—	77	(1,027)
Operating expenses	(3,429)	(206)	—	—	—	—	—	125	78	—	77	(3,355)
Core earnings	4,658	284	4	(84)	(4)	(11)	(7)	125	78	(168)	77	4,952
Impairment charges	(1,557)	(54)	—	—	—	—	—	—	—	—	—	(1,611)
Operating profit before tax	3,101	230	4	(84)	(4)	(11)	(7)	125	78	(168)	77	3,341
Income tax expense	(885)	(67)	(4)	(22)	—	3	2	(35)	(24)	50	(23)	(1,005)
Net profit	2,216	163	—	(106)	(4)	(8)	(5)	90	54	(118)	54	2,336
Net profit attributable to non-controlling interests	(41)	—	—	—	—	—	—	—	—	—	—	(41)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	2,175	163	—	(106)	(4)	(8)	(5)	90	54	(118)	54	2,295
St.George Cash Earnings prior to merger	163	(163)	—	—	—	—	—	—	—	—	—	—
WBC Cash Earnings adjustments:
TPS revaluations	(106)	—	—	106	—	—	—	—	—	—	—	—
Treasury shares	(4)	—	—	—	4	—	—	—	—	—	—	—
FV gain / (loss) on economic hedges	(8)	—	—	—	—	8	—	—	—	—	—	—
Ineffective hedges	(5)	—	—	—	—	—	5	—	—	—	—	—
Merger transaction and integration expenses(1)	90	—	—	—	—	—	—	(90)	—	—	—	—
Amortisation of intangible assets(2)	54	—	—	—	—	—	—	—	(54)	—	—	—
Short-term wholesale funding and deposits(3)	(118)	—	—	—	—	—	—	—	—	118	—	—
Significant items(4)	54	—	—	—	—	—	—	—	—	—	(54)	—
Pro forma Cash Earnings	2,295	—	—	—	—	—	—	—	—	—	—	2,295

(1) Transaction and integration expenses related to the merger.

(2) Amortisation of intangible assets reflects the amortisation of St. George intangible assets including the core deposit intangible and credit card and financial planner relationships.

(3) Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St. George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

(4) Significant items concerning the recognition of a provision with respect to long standing legal proceedings where a judgment was received during First Half 2009.

Group Reconciliation (continued)

10.2        Half Year Segment Results — Cash Earnings Basis

Six months to 31 March 2010

$m	Westpac Retail & Business Banking	St.George Bank	Westpac Institutional Bank	BT Financial Group (Australia)	New Zealand	Pacific Banking	Group Businesses	Group
Net interest income	2,572	1,327	916	140	465	56	567	6,043
Non-interest income	501	287	811	724	134	40	81	2,578
Net operating income	3,073	1,614	1,727	864	599	96	648	8,621
Operating expenses	(1,521)	(602)	(519)	(422)	(294)	(39)	(41)	(3,438)
Impairment charges	(302)	(331)	(73)	(5)	(166)	(4)	2	(879)
Profit from ordinary activities before income tax expense	1,250	681	1,135	437	139	53	609	4,304
Tax expense	(377)	(209)	(328)	(132)	(38)	(17)	(188)	(1,289)
Net profit	873	472	807	305	101	36	421	3,015
Net profit attributable to non-controlling interests	—	—	—	(4)	(1)	(2)	(25)	(32)
Cash Earnings	873	472	807	301	100	34	396	2,983

Six months to 30 Sept 2009

	Westpac
	Retail &		Westpac	BT Financial
	Business	St.George	Institutional	Group	New	Pacific	Group
$m	Banking	Bank	Bank	(Australia)	Zealand	Banking	Businesses	Group
Net interest income	2,533	1,340	880	146	491	57	596	6,043
Non-interest income	568	331	544	693	154	44	71	2,405
Net operating income	3,101	1,671	1,424	839	645	101	667	8,448
Operating expenses	(1,465)	(605)	(521)	(429)	(301)	(40)	(24)	(3,385)
Impairment charges	(327)	(396)	(621)	(10)	(313)	(19)	5	(1,681)
Profit from ordinary activities before income tax expense	1,309	670	282	400	31	42	648	3,382
Tax expense	(391)	(200)	(79)	(120)	(5)	(6)	(219)	(1,020)
Net profit	918	470	203	280	26	36	429	2,362
Net profit attributable to non-controlling interests	—	—	—	(2)	—	(3)	(25)	(30)
Cash Earnings	918	470	203	278	26	33	404	2,332

Group Reconciliation (continued)

10.2        Half Year Segment Results — Cash Earnings Basis (continued)

Six months to 31 March 2009

$m	Westpac Retail & Business Banking	St.George Bank	Westpac Institutional Bank	BT Financial Group (Australia)	New Zealand	Pacific Banking	Group Businesses	Group
Net interest income	2,410	1,266	905	123	516	73	385	5,678
Non-interest income	706	348	743	623	178	79	(48)	2,629
Net operating income	3,116	1,614	1,648	746	694	152	337	8,307
Operating expenses	(1,478)	(595)	(507)	(427)	(303)	(45)	—	(3,355)
Impairment charges	(224)	(198)	(907)	(5)	(153)	(4)	(120)	(1,611)
Profit from ordinary activities before income tax expense	1,414	821	234	314	238	103	217	3,341
Tax expense	(424)	(248)	(76)	(97)	(68)	(30)	(62)	(1,005)
Net profit	990	573	158	217	170	73	155	2,336
Net profit attributable to non-controlling interests	—	—	—	(2)	(2)	(4)	(33)	(41)
Pro Forma Cash Earnings	990	573	158	215	168	69	122	2,295

Group Reconciliation (continued)

10.3        Group Businesses — Half Year Earnings Reconciliation

Notes (refer to page 146)		1	2	3	4	5	7	4	7	4
		Cash earnings adjustments
Six months to 31 March 2010 $m	WBC Reported Results	Policy Holder Tax Recoveries	Hybrid Revaluations	Treasury Shares	Unrealised NZ Retail Earnings Hedges	Ineffective Hedges	Merger T&I(1)	GG Fee FX Hedge	NZ Structured Finance	Hedging of MTM	Cash Earnings
Net interest income	537	—	—	—	—	(4)	1	15	—	18	567
Non-interest income	71	7	2	10	1	(10)	—	—	—	—	81
Net operating income	608	7	2	10	1	(14)	1	15	—	18	648
Operating expenses	(191)	—	—	—	—	—	150	—	—	—	(41)
Core earnings	417	7	2	10	1	(14)	151	15	—	18	607
Impairment charges	2	—	—	—	—	—	—	—	—	—	2
Operating profit before tax	419	7	2	10	1	(14)	151	15	—	18	609
Income tax expense	(34)	(7)	9	—	—	5	(45)	(3)	(106)	(7)	(188)
Net profit	385	—	11	10	1	(9)	106	12	(106)	11	421
Net profit attributable to non-controlling interests	(25)	—	—	—	—	—	—	—	—	—	(25)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	360	—	11	10	1	(9)	106	12	(106)	11	396
TPS revaluations	11	—	(11)	—	—	—	—	—	—	—	—
Treasury shares	10	—	—	(10)	—	—	—	—	—	—	—
Ineffective hedges	(9)	—	—	—	—	9	—	—	—	—	—
Merger transaction and integration expenses(1)	106	—	—	—	—	—	(106)	—	—	—	—
FV gain / (loss) on economic hedges	24	—	—	—	(1)	—	—	(12)	—	(11)	—
NZ structured finance transaction	(106)	—	—	—	—	—	—	—	106	—	—
Cash Earnings	396	—	—	—	—	—	—	—	—	—	396

(1) Transaction and integration expenses related to the merger.

Group Reconciliations (continued)

10.3        Group Businesses — Half Year Earnings Reconciliation (continued)

Notes (refer to page 146)		1	2	3	4	5	7	7	7	7
		Cash earnings adjustments
Six months to 30 Sept 2009 $m	WBC Reported Results	Policy Holder Tax Recoveries	Hybrid Revaluations	Treasury Shares	Unrealised NZ Retail Earnings Hedges	Ineffective Hedges	Merger T&I(1)	Short-term wholesale funding and deposits(2)	Significant items(3)	NZ Structured Finance	Cash Earnings
Net interest income	641	—	—	—	—	9	1	(55)	—	—	596
Non-interest income	(4)	(11)	41	39	2	4	—	—	—	—	71
Net operating income	637	(11)	41	39	2	13	1	(55)	—	—	667
Operating expenses	(277)	—	—	—	—	—	209	—	44	—	(24)
Core earnings	360	(11)	41	39	2	13	210	(55)	44	—	643
Impairment charges	5	—	—	—	—	—	—	—	—	—	5
Operating profit before tax	365	(11)	41	39	2	13	210	(55)	44	—	648
Income tax expense	(923)	11	60	(3)	(1)	(4)	(66)	17	(13)	703	(219)
Net profit	(558)	—	101	36	1	9	144	(38)	31	703	429
Net profit attributable to non-controlling interests	(25)	—	—	—	—	—	—	—	—	—	(25)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	(583)	—	101	36	1	9	144	(38)	31	703	404
TPS revaluations	101	—	(101)	—	—	—	—	—	—	—	—
Treasury shares	36	—	—	(36)	—	—	—	—	—	—	—
FV gain / (loss) on economic hedges	1	—	—	—	(1)	—	—	—	—	—	—
Ineffective hedges	9	—	—	—	—	(9)	—	—	—	—	—
Merger transaction and integration expenses(1)	144	—	—	—	—	—	(144)	—	—	—	—
Short-term wholesale funding and deposits(2)	(38)	—	—	—	—	—	—	38	—	—	—
Significant items(3)	31	—	—	—	—	—	—	—	(31)	—	—
NZ structured finance transaction	703	—	—	—	—	—	—	—	—	(703)	—
Cash Earnings	404	—	—	—	—	—	—	—	—	—	404

(1) Transaction and integration expenses related to the merger.

(2) Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St. George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

(3) Significant items concerning the recognition of a provision with respect to long standing legal proceedings where a judgment was received during First Half 2009.

Group Reconciliation (continued)

10.3         Group Businesses — Half Year Earnings Reconciliation (continued)

Notes (refer to page 146)			1	2	3	4	5	7	7	7
			Cash earnings adjustments
		St.George				Unrealised			Short-term
	WBC	GBU Cash	Policy			NZ Retail			wholesale		Pro Forma
Six months to 31 March 2009	Reported	Earnings prior	Holder Tax	Hybrid	Treasury	Earnings	Ineffective	Merger	funding and	Significant	Cash
$m	Results	to merger	Recoveries	Revaluations	Shares	Hedges	Hedges	T&I(1)	deposits(2)	items(3)	Earnings
Net interest income	588	(35)	—	—	—	—	—	—	(168)	—	385
Non-interest income	12	42	4	(84)	(4)	(11)	(7)	—	—	—	(48)
Net operating income	600	7	4	(84)	(4)	(11)	(7)	—	(168)	—	337
Operating expenses	(213)	11	—	—	—	—	—	125	—	77	—
Core earnings	387	18	4	(84)	(4)	(11)	(7)	125	(168)	77	337
Impairment charges	(123)	3	—	—	—	—	—	—	—	—	(120)
Operating profit before tax	264	21	4	(84)	(4)	(11)	(7)	125	(168)	77	217
Income tax expense	(31)	(2)	(4)	(22)	—	3	2	(35)	50	(23)	(62)
Net profit	233	19	—	(106)	(4)	(8)	(5)	90	(118)	54	155
Net profit attributable to non-controlling interests	(33)	—	—	—	—	—	—	—	—	—	(33)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	200	19	—	(106)	(4)	(8)	(5)	90	(118)	54	122
St.George Cash Earnings prior to merger	19	(19)	—	—	—	—	—	—	—	—	—
TPS revaluations	(106)	—	—	106	—	—	—	—	—	—	—
Treasury shares	(4)	—	—	—	4	—	—	—	—	—	—
FV gain / (loss) on economic hedges	(8)	—	—	—	—	8	—	—	—	—	—
Ineffective hedges	(5)	—	—	—	—	—	5	—	—	—	—
Merger transaction and integration expenses	90	—	—	—	—	—	—	(90)	—	—	—
Short-term wholesale funding and deposits(2)	(118)	—	—	—	—	—	—	—	118	—	—
Significant items(3)	54	—	—	—	—	—	—	—	—	(54)	—
Pro Forma Cash Earnings	122	—	—	—	—	—	—	—	—	—	122

(1) Transaction and integration expenses related to the merger.

(2) Short-term wholesale funding and deposits is the unwind of the merger accounting adjustments associated with the fair valuing of St. George short-term wholesale funding and deposits at 17 November 2008, the date of the merger for consolidation purposes.

(3) Significant items concerning the recognition of a provision with respect to long standing legal proceedings where a judgment was received during First Half 2009.

Group Reconciliation (continued)

Cash Earnings Adjustments

(1)                               Policyholder tax recoveries

The Life Insurance standard AASB 1038 requires the grossing up of tax expense and income for the tax on earnings applicable to holders of our life policies (policy holders tax recoveries). We reverse the impact of this gross up to provide comparability across reporting periods.

(2)                               Hybrid revaluations

(a)        TPS revaluations

Adjustment for economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The hybrid instrument is not fair valued, however, the hedge is fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back in deriving Cash Earnings as it does not affect the Group’s profits over time.

(3)                               Treasury shares

Under A—IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

(4)                               Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under AIFRS) comprises:

•             The unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge;

•             The unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge; and

•             The unrealised fair value gains/(losses) on cross currency swaps hedging accrual accounted term funding             transactions are reversed in deriving Cash Earnings in the current period as they may potentially create a material timing difference on reported earnings but do not affect the Group’s profits over the life of the hedge.

(5)                               Ineffective hedges

The gain/loss on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

(6)                               Amortisation of intangible assets

The merger with St.George resulted in the recognition of core deposits intangibles and relationships intangible assets that will be amortised over their useful lives ranging between 5 and 9 years. The amortisation of intangible assets (excluding software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

(7)                               Significant Items:

As part of the merger proposal with St.George, we announced to the market the level of transaction and integration expenses expected to be incurred over a three year period. As these expenses are incurred they are being treated as Cash Earnings adjustments as they do not impact the earnings we expect St.George to generate following the integration period;

In Second Half 2009, the Group increased tax provisioning by $703 million with respect to New Zealand structured finance transactions entered into between 1998 and 2002. The increase in the provision followed the High Court in New Zealand finding in favour of the New Zealand Commissioner of Inland Revenue (CIR) in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, it has been treated as a Cash Earnings adjustment. In First Half 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The reversal of tax provision of $106 million in First Half 2010 has also been treated as a Cash Earnings adjustment.

Group Reconciliation (continued)

The deposit and short-term wholesale funding fair value adjustment associated with the accounting for the merger with St.George was fully amortised during Full Year 2009 reflecting the contractual maturity of the deposits and borrowings and increased net interest income by $55 million ($38 million after tax) in Second Half 2009 and $168 million ($118 million after tax) in First Half 2009. Due to the significant size and short-term nature of this adjustment, it has been treated as a Cash Earnings adjustment; and

The Group recognised a provision of $121 million ($85 million after tax) with respect to long-standing legal proceedings, where a judgment was received during First Half 2009 with subsequent clarification of the judgement received during Second Half 2009. This was treated as a Cash Earnings adjustment due to its size and historical nature of the proceedings.

Group Reconciliation (continued)

10.4         Reconciliation of First Half 2009 Pro-Forma Group Cash Earnings

The following tables reconciles First Half 2009 Cash Earnings between Westpac Group pro-forma Cash Earnings (including St.George results from 1 October 2008) and the Westpac Group adjusted Cash Earnings that only includes St.George earnings from 18 November 2008, following the merger.

	Cash Earnings reconciliation
$m	Including St.George from 18 November 2008	St.George Cash Earnings 1 October 2008 to 17 November 2008	Pro forma Cash Earnings Half Year March 2009
Net interest income	5,390	288	5,678
Non-interest income	2,427	202	2,629
Net operating income	7,817	490	8,307
Operating expenses	(3,149)	(206)	(3,355)
Core earnings	4,668	284	4,952
Impairment charges	(1,557)	(54)	(1,611)
Operating profit before tax	3,111	230	3,341
Income tax expense	(938)	(67)	(1,005)
Net profit	2,173	163	2,336
Net profit attributable to non-controlling interests	(41)	—	(41)
Cash Earnings	2,132	163	2,295

Economic Profit

11.0                 Economic Profit

Group economic profit for First Half 2010 and Second Half 2009 is defined as Cash Earnings less a capital charge calculated at 11% of average ordinary equity plus a value on franking credits(2).

Divisional economic profit for First Half 2010 and Second Half 2009 is defined as Cash Earnings less a capital charge calculated at 11% on allocated capital plus 70% of the value of Australian tax paid. Divisional economic profit for First Half 2009 is defined as pro forma Cash Earnings less a capital charge calculated at 11% on allocated capital plus 70% of the value of Australian tax paid. The measure of capital(2), differs between the Group and that used by divisions.

Economic profit is used as a key measure of our financial performance because it focuses on shareholder value by requiring a return in excess of a risk-adjusted cost of capital.

First Half 2010 $m	Group	Westpac Retail & Business Banking	St.George Bank	Westpac Institutional Bank	BT Financial Group (Australia)	New Zealand(1)	Pacific Banking
Cash Earnings	2,983	873	472	807	301	100	34
Franking benefit	827	264	146	215	92	—	—
Adjusted cash earnings	3,810	1,137	618	1,022	393	100	34
Average ordinary equity	35,981	6,278	5,275	6,894	3,024	2,330	200
Equity charge	(1,974)	(344)	(289)	(378)	(166)	(128)	(11)
Economic profit	1,836	793	329	644	227	(28)	23

		Westpac			BT
		Retail &		Westpac	Financial
Second Half 2009		Business	St.George	Institutional	Group	New	Pacific
$m	Group	Banking	Bank	Bank	(Australia)	Zealand(1)	Banking
Cash Earnings	2,332	918	470	203	278	26	33
Franking benefit	662	274	140	68	83	—	—
Adjusted cash earnings	2,994	1,192	610	271	361	26	33
Average ordinary equity	34,796	6,009	5,273	7,242	2,934	2,296	201
Equity charge	(1,919)	(331)	(291)	(399)	(162)	(125)	(11)
Economic profit	1,075	861	319	(128)	199	(99)	22

		Westpac		Westpac	BT
		Retail &	St.George	Institutional	Financial
First Half 2009		Business	Bank	Bank	Group	New	Pacific
$m	Group	Banking	(Pro forma)	(Pro forma)	(Australia)	Zealand(1)	Banking
Cash Earnings	2,295	990	573	158	215	168	69
Franking benefit	489	297	174	(14)	69	—	—
Adjusted cash earnings	2,784	1,287	747	144	284	168	69
Average ordinary equity	32,173	5,844	4,978	6,872	2,804	2,248	231
Equity charge	(1,765)	(321)	(273)	(377)	(154)	(123)	(13)
Economic profit(2)	1,019	966	474	(233)	130	45	56

(1)    In A$ equivalents

(2)    The Group economic profit methodology was revised during Second Half 2009. This change aligned internal measure of economic profit such that the franking benefit is calculated as 70% of the Group’s Australian tax expense. Prior to this change the franking benefit was calculated as 70% of the estimated value of franking credits distributed to shareholders via ordinary dividends. The Group’s economic profit for First Half 2009 was not revised.

Glossary

12.                       Glossary

Earnings	Cash Earnings

Net profit attributable to equity holders adjusted for the impact of the economic hedges related to TPS, other significant items, earnings from Treasury shares, gains/losses on ineffective hedges, the impact of unrealised New Zealand earnings hedges gains/losses, and the impact of integration costs and the amortisation of certain intangibles in relation to the merger with St.George.

	Core earnings	Core earnings is operating profit, before income tax and impairment charges.

Shareholder Value	Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (statutory basis).

	Cash Earnings per ordinary share	Cash Earnings divided by the weighted average ordinary shares (Cash Earnings basis).

	Weighted average ordinary shares (Cash Earnings)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.

	Weighted average ordinary shares (statutory)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).

	Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.

	Dividend payout ratio — net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.

	Dividend payout ratio — Cash Earnings	Ordinary dividend divided by Cash Earnings.

	Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.

	Cash ROE	Cash Earnings divided by average ordinary equity.

	Cash Earnings to average tangible equity	Cash Earnings divided by average tangible ordinary equity.

	Economic profit — Group (First Half 2010 and Second Half 2009)	Cash Earnings less a capital charge calculated at 11% of average ordinary equity plus a value on franking credits calculated as 70% of the Group’s Australian tax expense.

	Economic profit — Group (First Half 2009)	Cash Earnings less a capital charge calculated at 11% of average ordinary equity plus 70% of the estimated value of franking credits paid to shareholders.

	Economic Profit — Divisions	Cash Earnings less a capital charge calculated at 11% of allocated capital plus 70% of the value of Australian tax paid.

	Average ordinary equity	Average total equity less average non-controlling interests.

	Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).

Productivity and efficiency	Operating expenses	Operating expenses do not include impairment losses on loans.

	Expense to income ratio	Operating expenses divided by net operating income.

Total banking group expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Westpac RBB, St.George Bank, WIB including Premium Business Group (excluding margin lending, Broking and PPM), Private Bank (part of BTFG), New Zealand banking operations, Pacific Bank and the Group Businesses.

	Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.

Glossary

Business Performance	Net Interest Spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities.

	Net interest margin	The net interest spread plus the benefit of net non-interest bearing liabilities and equity.

	Average interest earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.

	Average interest bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.

	Divisional Margin	Net interest income (excluding capital benefit) for a division as a percentage of the average interest earning assets for that division.

Capital Adequacy	Total capital ratio	Total regulatory capital as defined by APRA divided by risk weighted assets.

	Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by risk weighted assets.

Risk Weighted Assets (RWA)

Assets (both on and off-balance sheet) of Westpac are assigned within a certain category, amounts included in these categories are multiplied by a risk weighting, and with the resulting weighted values added together to arrive at total risk weighted assets.

Credit Risk Weighted Assets

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude equity risk, market risk, operational risk, interest rate risk in the banking book and other assets. Note 19 in Section 6 provides a breakdown of risk weighted assets between credit risk weighted assets and other risk weighted assets.

Asset quality	Individually Assessed Provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are individually significant. The estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the statement of financial performance.

Collectively Assessed Provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on a conservative assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

•        facilities 90 days or more past due, and not well secured — exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

•        non-accrual assets — exposures with individually assessed impairment provisions held against them, excluding restructured loans;

•        restructured assets — exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

•        other assets acquired through security enforcement (includes other real estate owned) — includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

•        any other assets where the full collection of interest and principal is in doubt.

Glossary

Asset quality (cont’d)	90 days past due — well secured

Includes facilities where:

•        contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; or

an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

•        the estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

	Watchlist and Substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.

	Stressed loans	Stressed loans are Watchlist and Substandard, 90 days past due well secured and impaired assets.

Total Committed Exposure (TCE)

Total Committed Exposure (TCE) represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and under-writing risk.

Other	Accounting reclassifications

Adjustments made for accounting treatments that have the effect of grossing up the income statement (primarily between income and tax expense/profits attributable to non-controlling interests). Key reclassifications include gross ups for policyholder tax recoveries and the impact of Treasury shares. These adjustments have no impact on Cash Earnings.

	Net Promoter Score (NPS)(1)	Refers to an external measure of customer advocacy which looks at how willing our customers are to recommend Westpac to their family and friends.

(1) Net Promoter Scoresm and NPSsm is a service mark of Bain and Company Inc, Satmetrix Systems Inc. and Mr Frederick Reichheld.